As confidentially submitted to the Securities and Exchange Commission on May 20, 2016, as Amendment No. 1 to the confidential submission dated April 13, 2016. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THAR PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	2834	42-1699306
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

150 Gamma Drive

Pittsburgh, Pennsylvania 15238

(412) 963-6800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Raymond K. Houck

Chief Executive Officer

Thar Pharmaceuticals, Inc.

150 Gamma Drive

Pittsburgh, Pennsylvania 15238

(412) 963-6800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen M. Davis Daniel Lang Goodwin Procter LLP 620 8th Avenue New York, New York 10018 (212) 813-8800	Divakar Gupta Yvan-Claude Pierre Joshua Kaufman Cooley LLP 1114 Avenue of the Americas New York, New York 10036 (212) 479-6000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 20, 2016

PROSPECTUS

             Shares

Thar Pharmaceuticals, Inc.

Common Stock

This is the initial public offering of shares of common stock of Thar Pharmaceuticals, Inc. We are offering             shares of our common stock. Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $         and $         . We intend to apply to have our common stock listed on the NASDAQ Global Market under the trading symbol “THAR.”

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11.

	Per Share	Total
Public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds to us, before expenses	$	$

(1)	See “Underwriting” beginning on page 154 of this prospectus for additional disclosure regarding underwriting discounts, commissions and estimated expenses.

The underwriters may also purchase up to an additional              shares of common stock from us at the public offering price, less the underwriting discounts payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on or about                     , 2016.

SunTrust Robinson Humphrey

Prospectus dated                     , 2016

We are responsible for the information contained in this prospectus and in any free-writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover page of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under the sections titled “Risk Factors,” “Cautionary Note Regarding Forward Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. Unless the context otherwise requires, we use the terms “Thar,” “Thar Pharmaceuticals,” “Company,” “we,” “us,” “our” and similar designations in this prospectus to refer to Thar Pharmaceuticals, Inc.

Company Overview

We are a clinical stage biopharmaceutical company focused on developing and commercializing a pipeline of novel, oral therapies designed to solve clinical limitations of existing intravenous-only therapies for serious and life threatening conditions. Using our proprietary Enhance technology platform, we are developing our lead product candidate, T121, for the management of pain associated with complex regional pain syndrome, or CRPS, a debilitating orphan condition. T121 is an orally-administered, zoledronic acid molecular complex, formulated as a delayed-release composition, that was granted Orphan Drug Designation by the U.S. Food and Drug Administration, or FDA, in April 2015 for the treatment of CRPS. We plan to further utilize our Enhance technology to create a pipeline of novel, patentable oral product candidates by modifying the relevant physicochemical properties of intravenous-only and other approved drugs to improve pharmacokinetics and performance of the original drug.

Our lead product candidate, T121, is a novel, non-opioid, oral formulation of zoledronic acid for the management of pain associated with CRPS. Zoledronic acid is the most potent bisphosphonate, a class of drugs known to inhibit osteoclasts, which are key cells involved in the maintenance, repair and remodeling of bone. Zoledronic acid is currently approved in an intravenous, or IV, formulation in the United States for the treatment of bone-related disorders, including certain cancers metastatic to bone and osteoporosis. CRPS is a chronic, debilitating, pain disorder that affects the extremities for which there are currently no pharmacological therapies approved by the FDA or European Medicines Agency, or the EMA.

We intend to utilize the FDA’s 505(b)(2) regulatory pathway to seek approval of T121 in the United States. To date, we have conducted eight nonclinical pharmacokinetic and toxicological studies with developmental formulations of T121 and one single dose, open-label, dose-escalation and formulation Phase 1 clinical trial in 71 healthy, postmenopausal women. In our Phase 1 clinical trial, we observed, among other things, no serious adverse events or unexpected safety issues related to T121 relative to IV zoledronic acid and we identified a formulation and dosing regimen of T121 to investigate in our Phase 3 clinical trials. We plan to conduct two double-blind, placebo-controlled, multisite Phase 3 clinical trials with approximately 130 patients each to evaluate the safety and efficacy of T121 for the treatment of pain associated with CRPS. We anticipate initiating the first pivotal clinical trial in the second half of 2016.

We retain worldwide rights for the development and commercialization of T121 with no royalty obligations to third parties. If we successfully complete our Phase 3 clinical trials and receive FDA approval, we intend to commercialize T121 in the United States through an approximately 50-person sales force targeting an estimated 4,000 pain specialists who treat patients with CRPS. T121 is protected by a patent portfolio covering composition-of-matter and formulation claims in the United States until 2030. We believe that, if approved, T121 has the potential to provide potent and long-term pain relief in an oral formulation and address the significant unmet need in CRPS.

Overview of CRPS

CRPS is a chronic, regional pain disorder characterized by loss of motor function, changes in skin color and texture, bone demineralization and severe, debilitating pain, the intensity of which can exceed that of childbirth and kidney stones. CRPS typically manifests in an extremity, such as an arm or leg, following injury or trauma. Primary causes of CRPS include bone fracture, soft tissue injury and surgery. CRPS impairs daily functioning, negatively impacts quality of life and for many patients the pain and associated loss of function may lead to depression, suicidal ideation or development of other psychological disorders. Approximately 80,000 people in the United States are diagnosed with CRPS annually.

There are no FDA or EMA approved pharmacological therapies for the treatment of CRPS or the pain associated with CRPS. Currently, a combination of common, off-label neuropathic pain therapies are administered, which may include anticonvulsants, tricyclic antidepressants, which are a group of drugs that affect certain chemicals in the nervous system and treat depression and other neurologic conditions, low to high-dose opioids and topical pain relief creams. Pain specialists will also treat CRPS patients with sympathetic nerve blocks. For CRPS patients who do not respond to drug therapy, invasive treatment options, such as spinal cord stimulation or intrathecal pain pumps, which are devices that deliver a drug directly to the spinal cord and nervous system, may be used. To date, no pharmacological therapy has been shown to effectively treat the pain associated with CRPS and current therapies have a number of limitations, including:

•	limited efficacy of existing off-label therapies, which results in persistent CRPS symptoms, reduced functionality and impaired quality of life;

•	the lack of an FDA or EMA approved drug therapy for CRPS, which results in trial-and-error treatment decisions that are based on physician preference and vary based on the experience of the prescribing physician;

•	potential safety concerns and health risks associated with the chronic use of opioids; and

•	certain therapies currently used to treat CRPS are administered intravenously, which makes them challenging to use in patients with limited access to infusion centers or in those who have difficulty receiving IV treatments.

According to data published in the Oxford Journal of Rheumatology in 2012 and Nature Reviews Clinical Oncology in 2009, bisphosphonates reduce pain and inflammation in patients with CRPS and a variety of bone diseases. These studies have reported the efficacy of bisphosphonates in the treatment of pain associated with CRPS and demonstrated linear dose-dependent responses in pain reduction. Within these trials, zoledronic acid also showed the greatest pain reduction of any other bisphosphonate drug evaluated, consistent with its position as the most potent bisphosphonate.

To better understand the market for the management of pain associated with CRPS, we engaged third parties to survey approximately 100 physicians who treat patients with CRPS and interview representatives of 13 commercial third-party payors. This research indicated a significant unmet need for more effective management of pain associated with CRPS, as none of the current therapies used off label consistently provide meaningful analgesic relief. Surveyed physicians noted that a reduction of pain exceeding 30% would be considered a significant improvement over existing off-label treatment options. We believe that, if approved, T121 has the potential to provide potent and long-term pain relief in an oral formulation and address the significant unmet need in CRPS.

T121, Our Lead Product Candidate

T121 is a zoledronic acid DL-lysine monohydrate molecular complex, formulated as a delayed-release composition, that has been shown to display similar biological effects as the currently approved

IV formulation of zoledronic acid. If approved, we believe T121 will likely be the first oral therapy available to be marketed in the United States for the management of pain in CRPS patients and has the potential to be a best-in-class, first-line therapy in this indication. We believe T121 may be able to overcome a number of limitations of current off-label therapies by potentially providing:

•	Potent analgesic effect. IV zoledronic acid is recognized as the most potent bisphosphonate in all indications in which it has been studied. In prior studies initiated and conducted independently by research physicians without our involvement, or investigator-initiated studies, IV zoledronic acid was observed to provide up to a 70% pain reduction, the most pain reduction compared to any other bisphosphonate reported in the CRPS literature. In our Phase 1 clinical trial, we observed that T121 administration as an oral, delayed-release tablet formulation resulted in a similar exposure and pharmacological effect as IV zoledronic acid.

•	Durable response. We believe that T121 has the potential to provide long-term pain relief for CRPS patients, which could lead to improved patient outcomes and maintained limb functionality. After IV administration of zoledronic acid, approximately 60% of the active drug remains in the body and is rapidly distributed to bone within the first 24 hours, with the remainder excreted in urine. The zoledronic acid distributed to bone is released gradually in a sustained but low systemic exposure, with an estimated terminal half-life of at least six months. In our Phase 1 clinical trial we observed a similar pharmacodynamic profile of T121 compared to that of IV zoledronic acid. We expect that T121 will also have a prolonged terminal half-life, which we believe will lead to persistent clinical benefits.

•	Oral dosing. We believe T121’s potential dosing regimen of three doses over a 29-day period has a number of advantages compared to IV formulations of other bisphosphonates, including patient convenience, comfort and mobility. In addition, oral formulations may reduce the costs of treating CRPS by reducing hospital admissions and the time pharmacists and nurses spend treating CRPS.

•	Favorable safety profile. In our Phase 1 clinical trial, we observed no serious adverse events and no unexpected safety issues related to T121 relative to IV zoledronic acid. We believe T121 may have a similar safety profile to IV zoledronic acid, which has been administered to more than four million patients worldwide.

Our Enhance Technology Platform

Through our proprietary Enhance technology platform, we seek to identify and create a pipeline of novel, patentable oral drug therapies by modifying the relevant physicochemical properties of IV-only and other drugs. Specifically, we create a new active drug substance by bonding the original IV drug with a second molecule to form a molecular complex. The molecules that we choose to bond with the active ingredient of the original IV drug, which we refer to as pharmaceutically acceptable molecules, are often molecules that have been used in other drug products approved by the FDA. The new molecular complexes that we create may improve the pharmacokinetic and performance properties of the original drug. These improvements may allow our product candidates to be orally formulated when the original drug is formulated for IV-only use, or the improvements may solve additional clinical limitations of other existing therapies, including poor bioavailability, slow onset of action, high pharmacokinetic variability or poor tolerability. Using our Enhance technology, we are developing a pipeline of potential product candidates and programs, including treatments for acute pain, cancer and infectious disease.

Our Strategy

Our goal is to become a leading biopharmaceutical company that develops and commercializes novel, oral therapies designed to solve clinical limitations of IV-only therapies for serious and life threatening conditions. The principal elements of our strategy to accomplish this goal are the following:

•	continue to develop T121 and obtain United States and European Union regulatory approval;

•	establish T121 as a best-in-class, first-line therapy for CRPS;

•	build targeted sales and marketing infrastructure to maximize the commercial potential for T121 in the United States;

•	use our Enhance technology to develop a pipeline of novel oral therapies in addition to T121;

•	pursue drug development strategies targeting shorter development timelines and lower associated expenses; and

•	explore other geographic and market opportunities for T121 and other product candidates that we may develop.

Team

Our management and advisory team has extensive experience in drug and clinical development and orphan diseases. Members of our executive team have co-founded or been members of the management teams of successful pharmaceutical or scientific companies. In addition to experience across a range of management, finance, and operational fields, members of our executive team have knowledge and experience in orphan diseases and orphan drug development, including as core members of the medical and regulatory teams that successfully developed the orphan drug, Cinryze, which is used to treat hereditary angioedema. We maintain a distinguished board of advisors with experience in drug development and commercialization, many of whom were involved in the development of the original IV zoledronic acid at Novartis. Furthermore, we have built a team of world-class thought leaders in the treatment of CRPS patients to serve as our key opinion leaders. These advisors include the authors of the Budapest criteria, which are a set of objective guidelines used by physicians worldwide to diagnose CRPS. See “Executive Compensation—Compensation of our Key Opinion Leaders” for a summary of how we compensate our advisors.

Risks Affecting Us

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	We have incurred significant losses since our inception, and anticipate that we will incur continued losses for the foreseeable future and thus may never achieve or maintain profitability.

•	We have not generated any revenue from any commercial products and may never be profitable.

•	We will need additional capital to support our growth, which may be difficult to obtain on terms favorable to us or our stockholders, if at all.

•	We have a limited operating history and no history of commercializing products, which may make it difficult to evaluate our business and prospects.

•	We are substantially dependent on the success of our lead product candidate, T121, and cannot guarantee that T121 will successfully complete our planned Phase 3 clinical trials, receive regulatory approval or be successfully commercialized.

•	Any negative clinical results from, termination or suspension of, or delays in the commencement or completion of, any necessary future trials of T121 for the treatment of pain associated with CRPS, in the United States or other countries, or future clinical trials of product candidates we may develop could result in increased costs to us, delay or limit our ability to generate revenue and negatively impact our commercial prospects.

•	T121 or any future products we may develop may infringe the intellectual property rights of others, which could increase our costs and delay or prevent our development and commercialization efforts.

•	T121 has received Orphan Drug Designation from the FDA. However, there is no guarantee that we will be able to maintain this designation for T121, receive this designation for any of our other potential product candidates, or receive or maintain any corresponding benefits, including periods of marketing exclusivity.

•	We face significant competition from other pharmaceutical and biotechnology companies and they or others may also discover, develop or commercialize products before or more successfully than we do.

•	If the manufacturers upon whom we rely fail to produce our product candidates in the volumes that we require on a timely basis or comply with stringent regulations, or if we are unable to establish or are delayed in establishing a manufacturing relationship for the manufacture of T121 needed for our second planned Phase 3 clinical trial, we may face delays in the development and commercialization of, or be unable to meet demand for, our products and may lose potential revenues.

•	If we are unable to protect our intellectual property rights or if our intellectual property rights are inadequate to protect our technology, T121 or any future product candidates, our competitors could develop and commercialize technology and drugs similar to ours, and our competitive position could be harmed.

•	An active trading market for our common stock may not develop, and you may not be able to sell your shares.

Corporate Information

Thar Pharmaceuticals was originally incorporated under the laws of the Commonwealth of Pennsylvania on January 17, 2006 as a wholly-owned subsidiary of Thar Technologies, Inc., or Thar Technologies, a Pennsylvania corporation. On January 1, 2007, Thar Technologies transferred and assigned the assets and liabilities of its pharmaceutical division to Thar Pharmaceuticals. On January 30, 2008, Thar Pharmaceuticals merged into a Delaware corporation of the same name, which was the surviving entity. On January 2, 2010, Thar Technologies was dissolved and its assets, including all shares of Thar Pharmaceuticals, were distributed to the shareholders of Thar Technologies.

Our principal executive offices are located at 150 Gamma Drive, Pittsburgh, Pennsylvania 15238 and our telephone number is 412-963-6800. Our website address is www.tharpharma.com. The information contained on our website, or that can be accessed through our website, is not a part of this prospectus and is not incorporated by reference into this prospectus. You should not rely on any such information in deciding whether to purchase our common stock.

We own the unregistered trademark “Enhance.” All trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Implications of Being an Emerging Growth Company

As a company with less than $1 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

•	reduced disclosure about our executive compensation arrangements;

•	exemption from the non-binding stockholder advisory votes on executive compensation or golden parachute arrangements;

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and

•	reduced disclosure of financial information in this prospectus, such as being permitted to include only two years of audited financial information and two years of selected financial information in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenues as of the end of a fiscal year, have more than $700 million in market value of our capital stock held by non-affiliates as of the last day of our second fiscal quarter or if we issue more than $1 billion of non-convertible debt over a three-year-period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

THE OFFERING

Common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Underwriters’ option to purchase additional shares	We have granted a 30-day option to the underwriters to purchase up to an aggregate of additional shares of common stock.

Use of proceeds	We estimate that the net proceeds from the issuance of our common stock in this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to conduct two double-blind, placebo-controlled, multisite Phase 3 clinical trials to evaluate the safety and efficacy of T121 for the treatment of pain associated with complex regional pain syndrome, or CRPS, and for research and development using our Enhance platform to create a pipeline of novel, patentable oral product candidates, patent-related expenses, working capital and other general corporate purposes. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	“THAR”

The number of shares of our common stock to be outstanding after this offering is based on                      shares of our common stock outstanding as of March 31, 2016 and excludes:

•	98,075 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2016 at a weighted-average exercise price of $0.96 per share;

•	shares of common stock reserved for future issuance under our 2016 Stock Option and Incentive Plan, or the 2016 Plan; and

•	shares of common stock reserved for the future issuance under our 2016 Employee Stock Purchase Plan.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

•	a -for- reverse stock split of our common stock, which will become effective prior to the effectiveness of the registration statement of which this prospectus forms a part;

•	the amendment and restatement of our certificate of incorporation and bylaws, which will occur upon the consummation of this offering;

•	the conversion of all of our outstanding shares of our preferred stock into 961,180 shares of common stock, which will occur automatically immediately prior to the closing of this offering;

•	the conversion of all of our outstanding convertible promissory notes, with an aggregate principal and accrued interest amount of $3,921,165, into 335,716 shares of common stock, which will occur automatically immediately prior to the closing of this offering;

•	the net exercise of all of our outstanding warrants into shares of common stock at an exercise price of $11.68 per share, which will occur automatically immediately prior to the closing of this offering, to be determined based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of common stock in this offering.

SUMMARY FINANCIAL DATA

The following tables summarize our financial data for the periods and at the dates indicated. The following statements of operations data for the years ended December 31, 2014 and 2015 and the balance sheet data as of December 31, 2015, are derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2015 and March 31, 2016 and the balance sheet data as of March 31, 2016 are derived from our unaudited interim financial statements included elsewhere in this prospectus. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under the captions titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	For the Years Ended December 31,		For the Three Months Ended March 31,
	2014	2015	2015	2016
			(Unaudited)
Consolidated Statements of Operations Data:
Revenue:
Service revenue	$–	$–	$–	$170,000

Total revenue	–	–	–	170,000

Operating expenses:
Research and development	1,729,194	708,571	238,969	128,562
General and administrative	708,165	1,149,412	218,622	388,528

Total operating expenses	2,437,359	1,857,983	457,591	517,090

Loss from operations	(2,437,359)	(1,857,983)	(457,591)	(347,090)
Other (income) expense:
Change in fair value of convertible debt	(361,611)	372,849	54,733	100,037
Change in fair value of preferred stock warrants liability	(282,016)	887,246	100,930	135,847

Net loss	$(1,793,732)	$(3,118,078)	$(613,254)	$(582,974)

Per share information:
Net loss per share of common stock, basic and diluted	$(1.71)	$(2.95)	$(0.59)	$(0.54)

Weighted average shares outstanding, basic and diluted	1,046,163	1,057,286	1,044,690	1,072,427

Pro forma net loss per share of common stock—basic and diluted (unaudited)

Pro forma weighted average shares outstanding (unaudited)

	March 31, 2016
		(Unaudited)
	Actual	Pro forma(1)	Pro forma As Adjusted(1)(2)
Balance Sheet Data:
Cash	$148,861	$148,861
Working capital (deficit)	(1,253,197)	(1,253,197)
Total assets	873,509	873,509
Convertible debt	2,468,005	–
Preferred stock warrant liability	3,351,407	–
Convertible preferred stock	8,986,832	–
Total stockholders’ equity (deficit)	(15,385,263)	(579,019)

(1)	On a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 961,180 shares of common stock immediately prior to the closing of this offering, (ii) 335,716 shares of common stock issuable upon the conversion of convertible promissory notes outstanding with an aggregate principal and accrued interest amount of $3,921,165, at a conversion price of $11.68 per share, which will occur automatically immediately prior to the closing of this offering and (iii) shares of common stock issuable upon the net exercise of warrants outstanding at an exercise price of $11.68 per share, which will occur automatically immediately prior to the closing of this offering, to be determined based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
(2)	On a pro forma as adjusted basis to give further effect to the sale of shares of our common stock offered in this offering, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information contained in this prospectus and any free writing prospectus, including our financial statements and related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could be harmed. In that event, the price of our common stock could decline and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks described below. See “Cautionary Note Regarding Forward-Looking Statements.”

RISKS RELATED TO OUR FINANCIAL CONDITION AND CAPITAL REQUIREMENTS

We have incurred significant losses since our inception and anticipate that we will incur continued losses for the foreseeable future and thus may never achieve or maintain profitability.

We are a clinical stage biopharmaceutical company with a limited operating history. For the last several years, we have focused our efforts on research and development, and primarily on developing T121, with the goal of achieving regulatory approval. Since inception, we have incurred significant operating losses. Our net loss was $1.8 million, $3.1 million and $0.6 million for the years ended December 31, 2014 and 2015 and the three months ended March 31, 2016, respectively. As of March 31, 2016, we had an accumulated deficit of $17.5 million. We expect to incur substantial and increasing operating losses over the next several years as we continue to develop T121 and other potential product candidates. Past operating losses, combined with expected future operating losses, have had and will continue to have an adverse effect on our cash resources, stockholders’ equity and working capital. If we obtain regulatory approval of T121 or any future product candidates we may develop, we may incur significant sales, marketing, in-licensing and outsourced manufacturing expenses, as well as continued research and development expenses. In addition, we expect our research and development expenses to significantly increase in connection with our two proposed Phase 3 clinical trials for T121, our nonclinical studies of T109, which is a product candidate we are developing as a potentially faster-onset, non-opioid pain therapy, and as we explore additional potential product candidates for our drug pipeline. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing and commercializing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

We have not generated any revenue from any commercial products and may never be profitable.

We have not received regulatory approvals for any product candidate, have no products approved for commercialization and have never generated any product revenue, and we do not expect to generate any revenue in the foreseeable future. Our ability to become and remain profitable depends upon our ability to generate revenue. Unless and until marketing approval is obtained from either the U.S. Food and Drug Administration, or FDA, or the European Medicines Agency, or the EMA, for T121 or any future product candidates we may develop, we may not be able to generate sufficient revenue to attain profitability. In addition, our ability to generate profits after any FDA or EMA approval of our product candidates is subject to our ability to contract for the manufacture of commercial quantities of our product candidates at acceptable cost levels and establish sales and marketing capabilities or identify and enter into one or more strategic collaborations to effectively market and sell any approved product candidate.

Even if T121 or any future product candidate is approved for commercial sale, any approved product candidate may not gain market acceptance or achieve or maintain commercial success. In addition, we would anticipate incurring significant costs associated with commercializing any approved product we may develop. We may not achieve profitability soon after generating product sales, if ever. If we are unable to generate product revenues, we will not become profitable and may be unable to continue operations without continued funding.

We will need additional capital to support our growth, which may be difficult to obtain and restrict our operations and would result in additional dilution to our stockholders.

Our business requires additional capital that we have not yet secured, which raises substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the years ended December 31, 2014 and 2015 with respect to this uncertainty. We expect that the net proceeds from this offering and our cash will fund our operating expense requirements through at least              . During this period, we expect to complete two pivotal Phase 3 clinical trials of T121 to treat pain associated with complex regional pain syndrome, or CRPS, and, if successful, seek regulatory approval of T121 in the United States, and conduct additional nonclinical studies to expand our product pipeline. We will likely need additional financing beyond the proceeds from this offering to support our future growth. The actual amount of funds that we will need will be determined by many factors, some of which are beyond our control, and we may need funds sooner than currently anticipated. These factors include, but are not limited to:

•	the status of our investigational new drug, or IND, application for T121 that we intend to submit to the FDA for the management of pain associated with CRPS and any potential new drug application, or NDA, for T121;

•	the rate of progress and costs related to our nonclinical and Phase 3 development of T121, especially if we encounter any unforeseen delays or difficulties in our planned development activities;

•	the cost and timing of manufacturing sufficient supplies of T121 in preparation for our planned Phase 3 clinical trials and subsequent commercialization;

•	the effect of competing technological and market developments;

•	the amount of our future operating losses;

•	expenses relating to the commercialization of T121, if approved;

•	if T121 is approved, the level of success of its initial commercial launch in the United States;

•	the timing of approvals, if any, of T121 in additional jurisdictions;

•	the need and cost of conducting additional clinical trials for T121 and our other potential drug candidates;

•	the amount of our research and development, marketing and general and administrative expenses;

•	the extent to which we enter into, maintain, and derive revenues from licensing agreements, research and other collaborations, joint ventures and other business arrangements; and

•	regulatory changes in our markets.

General market conditions or the market price of our common stock may not support capital-raising transactions, such as an additional public or private offering of our common stock or other securities. In addition, our ability to raise additional capital may be dependent upon our stock being quoted on The NASDAQ Global Market or upon obtaining stockholder approval. There can be no assurance that we will be able to satisfy the criteria for continued listing on The NASDAQ Global Market or that we will be able to obtain stockholder approval if it is necessary. If we are unable to obtain additional funds on a timely basis or on terms favorable to us, even if our clinical trials of T121 are successful and our NDA for T121 is approved, we may be required to cease or reduce further commercialization, to cease or reduce certain research and development projects, to sell some or all of our technology or assets or business units or to merge all or a portion of our business with another entity. If additional financing is needed or advisable, we may seek to fund our operations through the sale of equity securities, additional debt financing and strategic collaboration agreements. We cannot be sure that additional financing from any of these sources will be available when needed or that, if available, the additional financing will be obtained on terms favorable to us or our stockholders especially in light of the current difficult financial environment. If we raise additional funds by selling shares of our capital stock, the ownership interest of our current stockholders will be diluted. If we attempt to raise additional funds through strategic collaboration agreements, we may not be successful in obtaining collaboration agreements, or in receiving milestone or royalty payments under those agreements, or the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to commercialize T121 or any future product candidates or operate our business.

We have a limited operating history and no history of commercializing products, which may make it difficult to evaluate our business and prospects.

We were incorporated in 2006 and our operations to date have been limited to organizing and staffing our company, business planning, raising capital and developing potential product candidates, including undertaking nonclinical studies and conducting one Phase 1 clinical trial of our lead product candidate. T121 is our only current product candidate for which we have conducted a clinical trial. We have not yet demonstrated an ability to complete later-stage clinical trials, obtain regulatory approvals, manufacture a commercial-scale drug or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. We may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown difficulties in achieving our business objectives. If our product candidates are approved by the FDA, we will need to expand our capabilities to support commercial activities and we may not be successful in adding such capabilities. Consequently, any predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing drugs.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaboration, strategic and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration and strategic licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us.

RISKS RELATED TO OUR BUSINESS, THE DEVELOPMENT OF OUR PRODUCT CANDIDATES AND REGULATORY APPROVAL

We are substantially dependent on the success of our lead product candidate, T121, and cannot guarantee that T121 will successfully complete our planned Phase 3 clinical trials, receive regulatory approval or be successfully commercialized.

We are a clinical-stage biopharmaceutical company with no products approved for commercial distribution. We have invested a significant portion of our efforts and financial resources in the development of our most advanced product candidate, T121. Our business and our ability to generate revenue depends entirely on developing, obtaining regulatory approval in the United States and other jurisdictions we select, and commercializing our product candidates, in particular, T121, which may never occur. We currently generate no revenues from sales of any products, and we may never be able to develop or commercialize a marketable product.

Our lead product candidate, T121, will require additional nonclinical and clinical development, regulatory approval, commercial manufacturing arrangements, establishment of a commercial organization, significant marketing efforts and further investment before we generate any revenues from product sales. We plan to initiate the first of two, pivotal, double blind, placebo-controlled, multisite Phase 3 clinical trials with T121 for the treatment of pain associated with CRPS in the second half of 2016. However, we cannot guarantee that we will meet this timeline.

We may experience delays in developing or obtaining regulatory approval in the United States for T121, if it is approved at all, which would harm our business. Even if we receive regulatory approval, the timing and success of the commercial launch of T121 in the United States is dependent upon a number of factors, including, but not limited to:

•	competition from off-label use of generic versions of zoledronic acid that are already approved;

•	failure to differentiate T121’s potential convenience and safety benefits over off-label use of generic intravenous versions of zoledronic acid or other IV or oral bisphosphonates that are already approved;

•	limitations on the indicated uses for which T121 may be marketed, distribution restrictions or other conditions of approval;

•	T121’s labeling may contain significant safety warnings, including boxed warnings, contraindications and precautions;

•	T121 may not be approved with label statements necessary or desirable for successful commercialization, or may contain requirements for costly post-market testing and surveillance;

•	our ability to hire sales and marketing personnel;

•	pricing and reimbursement timelines;

•	producing sufficient quantities of commercial drug product; and

•	implementing marketing and distribution infrastructure.

We have not previously submitted an NDA to the FDA or similar drug approval filings to comparable foreign authorities, for any product candidate, and we cannot be certain that T121 or any other of our future product candidates will be successful in clinical trials or receive regulatory approval.

Our product candidates are susceptible to the risks of failure inherent at any stage of product development, including the appearance of unexpected adverse events or failure to achieve primary endpoints in subsequent clinical trials, including our planned Phase 3 clinical trials for T121. Further, T121 and our future product candidates may not receive regulatory approval even if they are successful in clinical trials.

If approved for marketing by applicable regulatory authorities, our ability to generate revenues from T121 will depend on:

•	our execution of an effective sales and marketing strategy for the commercialization of T121;

•	T121’s acceptance by patients, the medical community and third-party payors;

•	the incidence and severity of CRPS in those markets in which T121 is approved;

•	the prevalence and severity of side effects, if any, experienced with T121;

•	the availability, perceived advantages, cost, safety and efficacy of alternative treatments;

•	our success in educating physicians and patients about the benefits, administration and use of T121;

•	successful implementation of our manufacturing processes that are included in our NDA and production of sufficient quantities of commercial drug product;

•	maintaining compliance with regulatory requirements, including current good manufacturing practices, or cGMPs; and

•	obtaining and maintaining patent, trademark and trade secret protection and regulatory exclusivity and otherwise protecting our rights in our intellectual property portfolio and not infringing the intellectual property of others.

Furthermore, our second product candidate, T109, is only in the early stages of product development and additional nonclinical work is required before we may submit an IND and begin clinical trials. As we continue to develop T109 and other potential product candidates, we expect to face similar risks related to our ability to develop, obtain regulatory approval for, and successfully commercialize such product candidates as we face with T121.

Any negative clinical results from, termination or suspension of, or delays in the commencement or completion of, any necessary future trials of T121 for the treatment of pain associated with CRPS, in the United States or other countries, or future clinical trials of product candidates we may develop could result in increased costs to us, delay or limit our ability to generate revenue and negatively impact our commercial prospects.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of nonclinical studies, investigator-initiated studies and early clinical trials of T121 may not be predictive of the results of later-stage clinical trials. Product candidates that progress to the later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through nonclinical studies and initial clinical trials. Nonclinical studies may also reveal unfavorable product candidate characteristics, including safety concerns. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Our future clinical trial results may not be positive. Moreover, should there be a flaw in a clinical trial, it may not become apparent until the clinical trial is well advanced.

We may also experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

•	regulators or institutional review boards, or IRBs, may not authorize us or our investigators to commence a clinical trial, conduct a clinical trial at a prospective trial site or amend trial protocols;

•	we, the regulators or IRBs may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable risks, undesirable side effects, or other unexpected characteristics of T121 or future product candidates, or due to findings of undesirable effects caused by a chemically or mechanistically similar drug or drug candidate;

•	clinical trials of T121 and our future product candidates may produce negative or inconclusive results, or our trials may fail to reach the necessary level of statistical significance, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs. For instance, as CRPS may spontaneously resolve on its own, our trials in recently diagnosed patients may fail to show a treatment effect;

•	the number of patients required for clinical trials of T121 and our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	our third-party contractors or investigators may fail to comply with regulatory requirements or the clinical trial protocol, or meet their contractual obligations to us in a timely manner, or at all, or we may be required to engage in additional clinical trial site monitoring;

•	changes in marketing approval policies during the development period may render our data insufficient to obtain marketing approval;

•	changes in or the enactment of additional statutes or regulations;

•	changes in regulatory review for each submitted product application;

•	the cost of clinical trials of our product candidates may be greater than we anticipate or we may have insufficient funds for a clinical trial;

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;

•	we may decide, or regulators may require us, to conduct additional clinical trials, analyses, reports, data, or nonclinical studies, or we may abandon product development programs;

•	we may fail to reach an agreement with regulators regarding the scope or design of our clinical trials;

•	we may have delays in adding new investigators or clinical trial sites, or we may experience a withdrawal of clinical trial sites;

•	patients that enroll in our studies may misrepresent their eligibility or may otherwise not comply with the clinical trial protocol, resulting in the need to drop the patients from the clinical trial, increase the needed enrollment size for the clinical trial or extend the clinical trial’s duration;

•	the FDA or comparable foreign regulatory authorities may find deficiencies with or fail to approve or subsequently find fault with the manufacturing processes or our manufacturing facilities for clinical and future commercial supplies;

•	the FDA or comparable foreign regulatory authorities may take longer than we anticipate to make a decision on our product candidates; and

•	we may not be able to demonstrate that a product candidate provides an advantage over current standards of care or current or future competitive therapies in development.

Our product candidate development costs will also increase if we experience delays in testing or approvals and we may not have sufficient funding to complete the testing and approval process for any of our product candidates. We may be required to obtain additional funds to complete clinical trials and prepare for possible commercialization of our product candidates. We do not know whether additional nonclinical tests or clinical trials will be required, will begin as planned, will need to be restructured, or will be completed on schedule, or at all. For example, we will need to conduct additional nonclinical testing and if the FDA requires that this testing be completed prior to rather than concurrently with our Phase 3 clinical trials, then the initiation of our Phase 3 trials could be delayed. Significant delays relating to any nonclinical studies or clinical trials also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors, or the competitors of our collaborators, to bring products to market before we do and impair our ability to successfully commercialize our product candidates and may harm our business. In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial or even withdrawal of regulatory approval of T121. In addition, if one or more clinical trials are delayed, our competitors may be able to bring products to market before we do, and the commercial viability of T121 could be significantly reduced or cause approval for T121 to be delayed.

We may find it difficult to enroll patients in our clinical trials, in particular with respect to T121 and any other product candidates that we may pursue, which could delay or prevent clinical trials and potentially harm our business.

Identifying and qualifying patients to participate in clinical trials of T121 and any future product candidates we may develop is critical to our success. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing T121 and any future product candidates we may develop as well as completion of required follow-up periods. If patients are unwilling to participate in our clinical trials for any reason, including if patients choose to enroll in competitive clinical trials for similar patient populations, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of T121 and any future product candidates we may develop may be delayed. These delays could result in increased costs, delays in advancing T121 or any of our future product candidates, delays in testing the effectiveness of our product candidates or termination of the clinical trials altogether.

We may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics to achieve diversity in a trial, to complete our clinical trials in a timely manner. In particular, the condition for which we currently plan to evaluate T121 is an orphan disease with limited patient pools from which to draw for clinical trials. The eligibility criteria of our clinical trials will further limit the pool of available trial participants.

Patient enrollment is affected by the following additional factors:

•	severity of the disease under investigation;

•	design of the clinical trial protocol;

•	perceived risks and benefits of the product candidate under trial;

•	patients’ ability to comply with the specific instructions related to the trial protocol, including fasting in the case of T121;

•	proximity and availability of clinical trial sites for prospective patients;

•	competition for prospective patients from our competitors which may be recruiting patients for their clinical trials from a similar patient population before or at the same time as we are;

•	perceptions of patients and healthcare providers as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

•	efforts to facilitate timely enrollment of patients in clinical trials;

•	patient referral practices of physicians; and

•	our ability to monitor patients adequately during and after treatment.

If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may be forced to delay, limit or terminate ongoing or planned clinical trials, any of which would harm our business. We could encounter delays if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of T121 and any future product candidates we may develop in lieu of prescribing existing treatments that have established safety and efficacy profiles.

If we are not able to obtain required regulatory approvals for T121, we will not be able to commercialize the product candidate and our ability to generate revenue or profits could be limited.

We have not submitted an NDA to the FDA for T121 for the management of pain associated with CRPS. Based on our discussions to date with the FDA, we believe two pivotal clinical trials will be required to enable an NDA filing. Once we submit the NDA, the FDA has 60 days after receipt to preliminarily review and determine if the application is sufficiently complete to permit a substantive review and meets the threshold for filing. The FDA may not approve our NDA and therefore we may never receive approval to market T121 in the United States.

The research, testing, manufacturing, labeling, packaging, storage, approval, sale, marketing, advertising and promotion, export, import and distribution of drug products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, and these regulations differ from country to country and change over time. We are not permitted to market T121 in the United States until we receive approval of an NDA from the FDA, or in any foreign countries until we receive the requisite approvals in such countries. In the United States, the FDA generally requires the completion of nonclinical testing and clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality and other factors before an NDA is approved. Regulatory authorities in other jurisdictions impose similar requirements and may also regulate the pricing of drugs. Of the large number of drugs in development, only a small percentage result in the submission of an NDA to the FDA and even fewer are approved for commercialization.

Even if regulatory approval is obtained, subsequent safety, efficacy, quality or other issues can result in a product approval being suspended or withdrawn. If our development efforts for T121, including obtaining regulatory approval, are not successful for its planned indications or are delayed, or if adequate demand for T121 is not generated, our business will be harmed.

The success of T121 will depend on the receipt and maintenance of regulatory approval and the issuance and maintenance of such approvals is uncertain and subject to a number of risks, including the following:

•	the FDA or comparable foreign regulatory authorities, IRBs, or ethics committees may disagree with the design or conduct of our clinical trials;

•	we may not be able to provide acceptable evidence of T121’s safety and efficacy;

•	the FDA may not find the results of our clinical trials sufficient to demonstrate the safety, efficacy and clinical benefit of T121;

•	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA, the EMA or other regulatory agencies for marketing approval;

•	in the case where the FDA approves an orphan designated third-party product containing the same active moiety for the same condition first and thus the third-party product obtains drug exclusivity, the results of our clinical trials may not be deemed by the FDA to be clinically superior than the third-party product for us to obtain marketing approval of our product;

•	the dosing of T121 in a particular clinical trial may not be at an optimal level;

•	patients in our clinical trials may suffer adverse effects for reasons that may or may not be related to T121;

•	the data collected from clinical trials may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

•	the FDA or comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies or may later suspend or withdraw approval of our drug;

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval; and

•	even if we obtain marketing approval in one or more countries, future safety or other issues could result in the suspension or withdrawal of regulatory approval in such countries.

In particular, we cannot guarantee that regulators will agree with our assessment of the results of the clinical trials we have conducted to date or that any future trials will be successful. The FDA and other regulators have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional clinical trials, or nonclinical or other studies. In addition, varying interpretations of the data obtained from nonclinical and clinical testing or manufacturing could delay, limit or prevent regulatory approval of T121 or other product candidates we may develop in the future.

We have only limited experience in filing the applications necessary to gain regulatory approvals and expect to rely on consultants and third-party contract research organizations, or CROs, with expertise in this area to assist us in this process. Securing FDA approval requires the submission of extensive nonclinical and clinical data, information about product manufacturing processes and inspection of facilities and supporting information to the FDA for each therapeutic indication to establish a product candidate’s safety and efficacy for each indication and manufacturing quality. T121 or any future product candidates we may develop may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use with respect to one or all intended indications. Failure to obtain regulatory marketing approval of T121 in a specific indication will prevent us from commercializing the product candidate, and our ability to generate revenue will be impaired.

Our development, regulatory and commercialization strategy for T121 depends, in part, on published scientific literature and the FDA’s prior findings regarding the safety and efficacy of approved products containing zoledronic acid.

The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, added Section 505(b)(2) to the Federal Food, Drug, and Cosmetic Act, or Section 505(b)(2). Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. The FDA interprets Section 505(b)(2) to permit the applicant to rely, in part, upon published literature or the FDA’s previous findings of safety and efficacy for an approved product. The FDA also requires companies to perform additional clinical trials to support any difference from the previously approved product. The FDA may then approve the new product candidate for all or some of the label indications for which the listed drug has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant as supported by additional data. The label, however, may require all or some of the limitations, contraindications, warnings or precautions included in the listed drug’s label, including a black box warning, or may require additional limitations, contraindications, warnings or precautions.

We have designed our clinical programs to advance T121 in the United States using the FDA’s 505(b)(2) regulatory pathway. In the case of T121 for the management of pain associated with CRPS, the approved products to which our NDA submission will refer are both an intravenous formulation of zoledronic acid that was approved by the FDA for the treatment of osteoporosis and Paget’s disease of bone and marketed as Reclast, and for the treatment of hypercalcemia of malignancy, patients with multiple myeloma and those with bone metastases from solid tumors and marketed as Zometa. As such, our NDA in the United States will rely, in part, on previous findings of safety and efficacy for an intravenous formulation of zoledronic acid. Even though we expect to be able to take advantage of Section 505(b)(2) to support potential regulatory approval of T121 in the United States, the relevant regulatory authorities may require us to perform additional clinical trials to support approval over and above the clinical trials that we have already completed and the additional clinical trials we currently plan to commence. The relevant regulatory authorities also may determine that we have not provided sufficient data to justify reliance on prior investigations involving the approved intravenous formulation of zoledronic acid.

In addition, notwithstanding the approval of many products by the FDA pursuant to Section 505(b)(2), in the past some pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). For example, parties have filed citizen petitions objecting to the FDA approving a Section 505(b)(2) NDA on scientific, legal and regulatory grounds. Scientific arguments have included the assertions that for the FDA to determine the similarity of the drug in the 505(b)(2) NDA to the listed drug, the agency would need to reference proprietary manufacturing information or trade secrets in the listed drug’s NDA; that it would be scientifically inappropriate for the FDA to rely on public or nonpublic information about the listed drug because it differs in various ways from the drug in the 505(b)(2) NDA; or that differences between the listed drug and the drug in the 505(b)(2) NDA may impair the latter’s safety and effectiveness. Legal and regulatory arguments have included the assertion that Section 505(b)(2) NDAs must contain a full report of investigations conducted on the drug proposed for approval, and that approving a drug through the 505(b)(2) regulatory pathway would lower the approval standards. In addition, citizen petitions have made patent-based challenges against 505(b)(2) NDAs. For example, petitioners have asserted that the FDA should refuse to file a 505(b)(2) NDA unless it references a specific NDA as the listed drug, because it is “most similar” to the proposed drug, and provides appropriate patent certification to all patents listed for that NDA; or that when a 505(b)(2) NDA is pending before the agency, but before it is approved, where the FDA approves an NDA for a drug that is pharmaceutically equivalent to the drug that is the subject of the 505(b)(2) NDA, then the FDA should require that the 505(b)(2) NDA be resubmitted referencing the approved NDA as the listed drug and certifying to the listed patents for that approved drug. In the case of T121, we expect that we will be able to provide an appropriate patent certification for all applicable patents listed in our planned T121 NDA, because zoledronic acid has previously been approved by the FDA in generic form. However, if the FDA changes its interpretation of Section 505(b)(2), or if the FDA’s interpretation is successfully challenged in court, this could delay or even prevent the FDA from approving any Section 505(b)(2) NDAs that we submit. Such a result could require us to conduct additional testing and costly clinical trials, which could substantially delay or prevent the approval and launch of T121 for the management of pain associated with CRPS or any future product candidates we may develop.

The regulatory approval processes of the FDA, EMA and comparable foreign authorities are lengthy, time consuming, and inherently unpredictable, and approval in one jurisdiction may not be predictive of approval in other jurisdictions. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize our product candidates as expected, and our ability to generate revenue will be materially impaired.

The time required to obtain approval by the FDA, EMA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, and may require us to amend our clinical trial protocols or conduct additional studies that require regulatory or IRB approval, or otherwise cause delays in the approval or rejection of an application. We have not obtained regulatory approval for any product candidate and it is possible that T121 or any product candidates we may seek to develop in the future, will never obtain regulatory approval. We cannot guarantee that our planned Phase 3 clinical trials will achieve positive results. Any delay in obtaining or failure to obtain required approvals could adversely affect our ability to generate revenue from the particular product candidate, which would harm our business.

The FDA may determine that T121, or any other of our current or future product candidates have undesirable side effects that could delay or prevent their regulatory approval or commercialization.

A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to adverse safety profiles, notwithstanding promising results in prior trials.

Undesirable side effects caused by our product candidates could cause us, IRBs, and other reviewing entities or regulatory authorities to interrupt, delay, or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. For example, if concerns are raised regarding the safety of a new drug as a result of undesirable side effects identified during clinical or nonclinical testing, the FDA may order us to cease further development, decline to approve the drug, or issue a letter requesting additional data or information prior to making a final decision regarding whether or not to approve the drug.

Undesirable side effects caused by T121, or any other of our current or future product candidates could also result in denial of regulatory approval by the FDA or other comparable foreign authorities for any or all targeted indications or the inclusion of unfavorable information in our product labeling, such as limitations on the indicated uses for which the products may be marketed or distributed, a label with significant safety warnings, including boxed warnings, contraindications, and precautions, a label without statements necessary or desirable for successful commercialization, or may result in requirements for costly post-marketing testing and surveillance, or other requirements, including a Risk Evaluation and Mitigation Strategy, or REMS, to monitor the safety or efficacy of the products, and in turn prevent us from commercializing and generating revenues from the sale of T121, or any other of our current or future product candidates.

In our Phase 1 clinical trial of T121, adverse events were consistent with the approved zoledronic acid prescribing information and no new or unexpected safety issues were identified. In particular, no new safety issues related to the novel formulation or route of administration were observed. 98% of adverse events were mild to moderate, while 2% of adverse events, or four cases, were severe adverse events, of which two were back pain and two were lymphopenia, both of which are consistent with IV zoledronic acid. Most common adverse events observed in our completed Phase 1 clinical trial of T121 were gastrointestinal, nervous system, musculoskeletal, general or hematological.

If any of our current or future product candidates are associated with serious adverse events or undesirable side effects or have properties that are unexpected, we may need to abandon development or limit development of that product candidate to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe, or more acceptable from a risk-benefit perspective. Any of these occurrences may significantly harm our business and prospects.

The number of patients suffering from CRPS is small, and has not been established with precision. Our assumptions and estimates regarding prevalence may be wrong. If our T121 product candidate is approved for sale, and the actual number of patients in the applicable market is smaller than we estimate, our revenue could be adversely affected.

There is no patient registry or other method of establishing with precision the actual number of patients with CRPS in any geography. Although it is estimated that approximately 80,000 people are diagnosed with CRPS in the United States annually, there is no guarantee that this estimate is correct. Estimates of the number of CRPS patients vary considerably, as do estimates of the duration of CRPS. Variation in estimates is predominantly driven by differences in diagnostic criteria and estimates of condition duration. Suspected CRPS patients are often initially treated by a primary care physician or orthopedist before seeing a pain specialist who typically makes a confirmatory diagnosis according to the Budapest criteria, a set of objective guidelines used to assess clinical symptoms, and then manages treatment accordingly. The number of patients with CRPS and the number of patients for whom T121 could be used as a treatment, if approved, could be significantly lower or higher than these estimates.

We believe that the actual size of the total addressable market for T121, if approved, will be determined only after we have substantial history as a commercial company. If the total addressable market for our products is smaller than we expect, our business could be adversely affected.

Even though T121 received orphan drug designation, we may not receive orphan drug exclusivity for T121.

As part of our business strategy, we obtained orphan drug designation in the United States for T121 for the treatment of CRPS. In the United States, the company that first obtains FDA approval for a designated orphan drug for the specified rare disease or condition receives orphan drug marketing exclusivity for that drug for a period of seven years. This orphan drug exclusivity prevents the FDA from approving another application, including a full NDA, to market the same drug for the same orphan indication, except in very limited circumstances, including when the FDA concludes that the later drug is safer, more effective or makes a major contribution to patient care. For purposes of small molecule drugs, the FDA defines “same drug” as a drug that contains the same active moiety and is intended for the same use as the drug in question. A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. While we have obtained orphan drug designation in the United States for T121 for the treatment of CRPS, other companies have also obtained orphan drug designation for drugs they are developing for the same indication. If another company with the active moiety zoledronic acid precedes us in receiving NDA approval and marketing rights from the FDA (or separately from the regulatory body of another country) for the same drug, it may block us from being able to receive approval of marketing rights for the applicable exclusivity period. See “Risk Factors—T121 has received Orphan Drug Designation from the FDA. There is no guarantee that we will be able to maintain this designation for T121, receive this designation for any of our other potential product candidates, or receive or maintain any corresponding benefits, including periods of exclusivity.”

Even if we obtain orphan drug exclusivity for T121, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition.

Regulatory approval is limited by the FDA to those specific indications and conditions for which clinical safety and efficacy have been demonstrated, and we may be subject to fines, penalties, injunctions, or other enforcement actions if we are determined to be promoting the use of our products for unapproved or “off-label” uses, resulting in damage to our reputation and business.

Advertising and promotion of any product candidate that obtains approval in the United States will be heavily scrutinized by, among others, the FDA, the Department of Justice, or DOJ, the Office of Inspector General of the Department of Health and Human Services, or HHS, state attorneys general, members of Congress and the public, as well as by foreign regulatory authorities in the countries in which we commercialize T121. Even if T121 is approved, the marketing of T121 will be subject to ongoing regulation, including compliance with general prohibitions against promoting products for unapproved or “off-label” uses.

If we are not able to obtain FDA approval for certain desired uses or indications for T121 or any of our future product candidates, we may not market or promote our approved products for those indications and uses, referred to as off-label uses, and our business may be adversely affected. While physicians may choose to prescribe drugs for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical studies and approved by the regulatory authorities, we are prohibited from marketing and promoting the products for indications and uses that are not specifically approved by the FDA. Regulatory authorities in the United States generally do not restrict or regulate the behavior of physicians in their choice of treatment within the practice of medicine. Regulatory authorities do, however, restrict communications by pharmaceutical companies concerning off-label use. Violations of these regulations are subject to enforcement letters, inquiries and investigations, and civil and criminal sanctions by the FDA or other government agencies. Additionally, advertising and promotion of any product candidate that obtains approval outside of the United States will be heavily scrutinized by comparable foreign regulatory authorities.

In the United States, engaging in impermissible promotion of our drug products for off-label uses can also subject us to false claims litigation under federal and state statutes, and other litigation or investigation, which can lead to significant administrative civil and criminal penalties and fines and agreements that materially restrict the manner in which we promote or distribute our drug products. These false claims statutes include the federal False Claims Act, which allows any individual to bring a lawsuit against a pharmaceutical company on behalf of the federal government alleging submission of false or fraudulent claims, or causing to present such false or fraudulent claims, for payment by a federal program such as Medicare or Medicaid. If the government decides to intervene and prevails in the lawsuit, the individual will share in any fines or settlement funds. Recently, these False Claims Act lawsuits against pharmaceutical companies have increased significantly in volume and breadth, leading to substantial civil and criminal settlements based on certain sales practices promoting off-label drug uses. This increasing focus and scrutiny has increased the risk that a pharmaceutical company will have to defend a false claim action, pay settlement fines or restitution, agree to comply with burdensome reporting and compliance obligations, and be excluded from the Medicare, Medicaid and other federal and state healthcare programs, among other penalties. If we do not lawfully promote our approved products, we may become subject to such litigation and/or investigation and, if we are not successful in defending against such actions, those actions could compromise our ability to become profitable.

In the United States, the distribution of product samples to physicians must further comply with the requirements of the U.S. Prescription Drug Marketing Act. If the FDA determines that our promotional activities violate its regulations and policies pertaining to product promotion, it could request that we modify our promotional materials or subject us to regulatory or other enforcement actions, including issuance of warning letters or untitled letters, suspension or withdrawal of an approved product from the market, requests for recalls, payment of civil fines, disgorgement of money, imposition of operating restrictions, injunctions, or criminal prosecution. These regulatory and enforcement actions could significantly harm our business, financial condition, results of operations, and prospects.

Even if T121 receives regulatory approval, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, any of our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

Any product candidate for which we obtain marketing approval will be subject to extensive and ongoing requirements of and review by the FDA and other regulatory authorities, including requirements related to the manufacturing processes, post-approval clinical data, labeling, packaging, distribution, adverse event reporting, storage, recordkeeping, export, import, advertising, marketing, and promotional activities for such product. These requirements further include submissions of safety and other post-marketing information, including manufacturing deviations and reports; registration and listing requirements; the payment of annual fees for our product candidates, if approved, and the establishments at which they are manufactured; continued compliance with cGMP requirements relating to manufacturing, quality control, quality assurance, and corresponding maintenance of records and documents; requirements regarding the distribution of samples to physicians and recordkeeping; and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval. If new safety information becomes available after approval of T121 and any future product candidates we may develop, the FDA or comparable foreign regulatory authorities may require labeling changes or establishment of a REMS, or similar strategy, impose significant restrictions on our product candidates, indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. For example, the label ultimately approved for T121, if it achieves marketing approval, may include restrictions on use, which could limit the marketability of T121 and impair our ability to have T121 gain market acceptance.

In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP and other regulations. If we or a regulatory authority discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, we may recall or withdraw the product from the market or a regulatory authority may impose restrictions on that product, the manufacturing facility or us, including requiring suspension of manufacturing. If we, our products or the manufacturing facilities for our products fail to comply with applicable regulatory requirements, a regulatory authority may:

•	issue warning letters or untitled letters;

•	mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;

•	require us to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to applications filed by us;

•	suspend or impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products, refuse to permit the import or export of products, or request that we initiate a product recall.

The occurrence of any event or penalty described above may inhibit or preclude our ability to commercialize T121 and any future product candidates we may develop and generate revenue.

Failure to obtain marketing approval in international jurisdictions would prevent our product candidates from being marketed abroad.

In order to market and sell our products in the European Union and many other jurisdictions, we or our third-party collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We or these third parties may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. However, the failure to obtain approval in one jurisdiction may compromise our ability to obtain approval elsewhere. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market.

The longer term growth of our business depends on our efforts to expand our portfolio of product candidates, which may require substantial financial resources and may ultimately be unsuccessful.

The longer term growth of our business depends upon our ability to develop and commercialize additional novel, patentable, oral therapies that provide significant benefits over existing IV therapies. In addition to the development and commercialization of T121, we intend to pursue development of other product candidates, including T109. We may never be able to identify other drugs that we can successfully develop into product candidates, let alone receive regulatory approval of such product candidates.

There are a number of FDA requirements that we must satisfy before we can commence a clinical trial. If we are able to identify additional potential product candidates, satisfaction of these regulatory requirements will entail substantial time, effort and financial resources. We may never satisfy these requirements. Any time, effort and financial resources we expend on development of other product candidates may impair our ability to continue development and commercialization of T121, and we may never commence clinical trials of such development programs despite expending significant resources in pursuit of their development. If we do commence clinical trials of other product candidates, these product candidates may never demonstrate sufficient safety and efficacy to be approved by the FDA or other regulatory authorities. If any of these events occur, we may be forced to abandon our development efforts for such program or programs, which would harm our business.

We depend on the knowledge and skill of our senior management and other key employees, and if we are unable to attract and retain or if we fail to recruit key personnel, our business will be harmed.

Our ability to compete in the highly competitive pharmaceuticals industry depends in large part upon our ability to attract and retain highly qualified managerial, commercial, scientific and clinical personnel. If we are not able to attract and retain necessary personnel, we may be limited in our ability to achieve our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

We are also highly dependent upon the principal members of our management team, including Raymond Houck, our Chief Executive Officer, Ira Kalfus, M.D., our Chief Medical Officer, and Mazen Hanna, Ph.D., our Chief Scientific Officer. These executives have significant research and development, clinical and operational experience. The loss of any executive or other principal member of our management team would impair our ability to identify, develop and market new products and conduct successful operations.

In addition, our growth will require us to hire a significant number of qualified technical, commercial, sales and administrative personnel. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. Other biopharmaceutical companies with which we compete for qualified personnel may have greater financial and other resources, different risk profiles, and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can develop and commercialize T121 and any future product candidates we may develop would be impaired and could adversely affect our growth and financial performance.

Our business and operations would suffer in the event of system failures.

Despite our implementation of security measures, our internal computer systems and those of third parties on which we rely are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, cyber-attacks and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product candidate development programs. For example, the loss of clinical trial data from completed, ongoing, or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential, or proprietary information, we could incur liability and the further development of T121 and any future product candidates could be delayed.

RISKS RELATED TO THE COMMERCIALIZATION OF OUR PRODUCT CANDIDATES

We face significant competition from other pharmaceutical and biotechnology companies and they or others may also discover, develop or commercialize products before or more successfully than we do.

The development and commercialization of new drug products is highly competitive. We face competition with respect to our current product candidate, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of pain or CRPS.

A number of therapies commonly used to treat other neuropathic pain conditions are currently used off-label to treat CRPS such as anticonvulsants, including gabapentin, tricyclic antidepressants, including amitriptyline, low to high-dose opioids, topical pain relief creams and certain bisphosphonates. Physical therapy is also utilized to maintain or increase function and range of motion in the affected extremity. Pain specialists will also treat CRPS patients with sympathetic nerve blocks in rapid succession that continue if positive results are observed. For CRPS patients who do not respond to drug therapy, invasive treatment options, such as spinal cord stimulation or intrathecal pain pumps, are combined with existing drug therapies. A number of experimental therapies, such as ketamine infusions, may also be tried in patients who do not respond to drug therapy.

We are aware of two companies working to develop pharmacological therapies for the treatment of pain associated with CRPS, including Grünenthal GmbH, or Grünenthal, and Axsome Therapeutics, Inc., or Axsome. We are also aware that Axsome is working to develop an oral formulation of zoledronic acid. Grünenthal is evaluating an intravenous form of neridronic acid in Phase 3 trials for the treatment of pain associated with CRPS. Axsome is evaluating AXS-02, an oral form of zoledronic acid in a Phase 3 trial for the treatment of pain associated with CRPS. Axsome is also evaluating oral zoledronic acid in a Phase 3 trial for a different indication pursuant to a Special Protocol Assessment, or SPA, and, if approved prior to T121, may be available in the market and used as an off-label therapy for the treatment of pain associated with CRPS before we can commercialize T121. In addition, St. Jude Medical, Inc., or St. Jude, recently received FDA approval for a medical device therapy for the treatment of pain of the lower limbs in adult patients with CRPS.

Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize products that are safer, are more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products. If our product candidates achieve marketing approval, we expect that they will be priced at a significant premium over competitive generic products, which would further impact our commercialization efforts.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, nonclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

If the FDA or comparable foreign regulatory authorities approve generic or similar versions of any of our products that receive marketing approval, or such authorities do not grant our products appropriate periods of data exclusivity before approving generic or similar versions of our products, the sales of our products could be adversely affected.

Once an NDA is approved, the covered product becomes a “reference listed drug” in the FDA’s Orange Book. Manufacturers may seek approval of generic versions of reference listed drugs through submission of an abbreviated new drug application, or ANDA, in the United States. In support of an ANDA, a generic manufacturer need not conduct full clinical studies. Rather, the applicant generally must show that its product has the same active ingredient or ingredients, dosage form, strength, route of administration, and conditions of use or labeling, among other commonalities, as the reference listed drug and that the generic version is bioequivalent to the reference listed drug, meaning it is absorbed in the body at the same rate and to the same extent. Generic products may be significantly less costly to bring to market than the reference listed drug and companies that produce generic products are generally able to offer them at lower prices, and are generally preferred by third-party payors. Thus, following the introduction of a generic drug, a significant percentage of the sales of any branded product or reference listed drug is typically lost to the generic product.

Moreover, in addition to generic competition, we could face competition from other companies seeking approval of drug products that are similar to ours using the 505(b)(2) pathway. Such applicants may be able to rely on our product candidates, if approved, or other approved drug products or published literature to develop drug products that are similar to ours. The introduction of a drug product similar to our product candidates could expose us to increased competition.

Further, if we do not file a patent infringement lawsuit against a generic manufacturer within 45 days of receiving notice of its paragraph IV certification, the ANDA or 505(b)(2) applicant would not be subject to a 30-month stay. Litigation or other proceedings to enforce or defend intellectual property rights are often very complex in nature, may be expensive and time consuming, may divert our management’s attention from our core business, and may result in unfavorable results that could adversely impact our ability to prevent third parties from competing with our products. Accordingly, upon approval of our product candidates we may be subject to generic competition or competition from similar products, or may need to commence patent infringement proceedings, which would divert our resources.

We currently anticipate that we may be eligible for three years of marketing exclusivity for our product candidates if they are approved, unless the product candidate receives orphan designation, in which case it may be eligible for seven years of marketing exclusivity. If we only obtain three year exclusivity, however, it would only protect against modifications in formulation or approved uses in comparison to the reference listed drug. Additionally, three or seven year exclusivity would not prevent other companies from submitting full NDAs. Moreover, a 505(b)(2) applicant could rely on an approved drug that is not one of our product candidates, or published literature, in which case any periods of patent or non-patent protection may not prevent FDA approval. We may be eligible in the United States for seven years of orphan exclusivity for T121 for the treatment of CRPS. Conversely, if a different company receives orphan marketing exclusivity for the same indication (and for the same active moiety) as one of our product candidates, including T121, we may not be able to market that product candidate for a seven-year period.

Competition that our products may face from generic or similar versions of our products could materially and adversely impact our future revenue, profitability, and cash flows and substantially limit our ability to obtain a return on the investments we have made in those product candidates.

T121 has received Orphan Drug Designation from the FDA. However, there is no guarantee that we will be able to maintain this designation for T121, receive this designation for any of our other potential product candidates, or receive or maintain any corresponding benefits, including periods of exclusivity.

T121 has received Orphan Drug Designation from the FDA for the treatment of CRPS. We may also seek Orphan Drug Designation for our other product candidates, as appropriate. This designation provides T121 a period of up to seven years of marketing exclusivity and certain tax advantages for clinical development expenses for the treatment of CRPS in the United States if T121 is the first approved compound with the active moiety zoledronic acid by the FDA. Other companies that are developing zoledronic acid for CRPS, like Axsome, or that are developing drugs in the same class of molecules as T121, like Grünenthal, have applied for and received Orphan Drug Designation for the treatment of CRPS, and other companies may also apply for and receive Orphan Drug Designation for the same indication. The first company with the active moiety zoledronic acid to receive NDA approval and marketing rights from the FDA (or separately from the regulatory body of another country) for the same drug may block us from being able to receive approval of marketing rights for the applicable exclusivity period.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as having a patient population of fewer than 200,000 individuals diagnosed annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the European Commission, after reviewing the opinion of the EMA’s Committee for Orphan Medicinal Products, or COMP, grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the product candidate. Even if we request orphan drug designation for any future product candidates we may develop, there can be no assurances that the FDA or the European Commission will grant any of these product candidates such designation. Additionally, the designation by the FDA of any of our product candidates as an orphan drug does not guarantee that the FDA will accelerate regulatory review of or ultimately approve that product candidate. Furthermore, the FDA may revoke orphan drug designation if the FDA finds that the drug had not been eligible for orphan drug designation at the time of submission of a request therefor, if for example, there were more than 200,000 people in the United States with CRPS at the time of the orphan designation application.

Generally, if a product candidate with an Orphan Drug Designation subsequently receives the first marketing approval of the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the EMA or the FDA from approving another marketing application for the same drug and indication for that time period, except in limited circumstances. The applicable period is seven years in the United States and 10 years in Europe. The European exclusivity period can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or the EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan drug exclusivity for T121, or any other of our current or future product candidates, that exclusivity may not effectively protect the product from competition because different products can be approved for the same condition and the same drugs can be approved for different indications and might then be used off-label in our approved indication. If one of our product candidates that receives an orphan drug designation is approved for a particular indication or use within the rare disease or condition, the FDA may later approve the same drug for additional indications or uses within that rare disease or condition that are not protected by our exclusive approval. As a result, if our product is approved and receives orphan drug status, the FDA can still approve other drugs for use in treating the same indication or disease covered by our product, which could create a more competitive market for us. Even after an orphan product is approved, the FDA can subsequently approve a product containing the same active moiety for the same condition if the FDA concludes that the later product is clinically superior in that it is shown to be safer or more effective or makes a major contribution to patient care.

We may not be able to advance our compounds in the product selection phase, including T130, T131 and T136, into clinical development and through regulatory approval and commercialization.

T130, T136 and T131 are currently in the product selection phase of our development process and are therefore currently subject to the risks associated with development, including the risks associated with:

•	generating adequate and sufficient nonclinical safety and efficacy data in a timely fashion to support the initiation of clinical trials;

•	obtaining regulatory approval to commence clinical trials in any jurisdiction, including the filing and acceptance of INDs;

•	contracting with the necessary parties to conduct one or more clinical trials;

•	enrolling sufficient numbers of patients in any clinical trials we may conduct; and

•	the timely manufacture of sufficient quantities of the product candidate for use in clinical trials.

If we are unsuccessful in advancing our exploratory programs into clinical trials in a timely fashion, our business may be harmed. Even if we are successful in advancing our exploratory programs into clinical development, their success will be subject to all of the clinical, regulatory and commercial risks described elsewhere in “Risk Factors.” Accordingly, we cannot assure you that we will be able to develop, obtain regulatory approval for, commercialize or generate significant revenue from any of our exploratory programs.

If we are unable to establish effective marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, if they are approved, we may be unable to generate product revenues.

We currently do not have commercial infrastructure for the marketing, sale and distribution of pharmaceutical products. If approved, in order to commercialize our products, we must build our marketing, sales and distribution capabilities or make arrangements with third parties to perform these services. If one of our product candidates is approved by the FDA, we plan to build a commercial infrastructure, including the creation of a specialty sales force to launch that product candidate throughout the United States. In the future, we may seek to further penetrate the United States market by expanding our sales force or through collaborations with other pharmaceutical or biotechnology companies or third-party manufacturing and sales organizations. If approved for marketing outside the United States, we intend to commercialize our product candidates outside the United States with a marketing and sales collaborator or collaborators, rather than with our own sales force.

We have no prior experience in the marketing, sale and distribution of pharmaceutical products, and there are significant risks involved in the building and managing of a commercial infrastructure. The establishment and development of our own sales force and related compliance plans to market any products we may develop will be expensive and time consuming and we may not be able to successfully develop this capability. We, or our future collaborators, will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train, manage, and retain marketing and sales personnel. If we are unable to develop a marketing and sales infrastructure, we may not be able to commercialize T121, or any other of our future product candidates, which would limit our ability to generate product revenues. Other factors that may inhibit our efforts to commercialize T121 or any of our future product candidates on our own include:

•	the inability of sales personnel to obtain access to physicians and pain specialists or persuade adequate numbers of physicians or pain specialists to prescribe T121, or any other of our current or future product candidates;

•	our inability to effectively oversee a geographically dispersed sales and marketing team;

•	the costs associated with training sales and marketing personnel on legal and regulatory compliance matters and monitoring their actions;

•	our ability to retain skilled sales and marketing personnel;

•	an inability to secure adequate coverage and reimbursement by government and private health plans;

•	limitations or warnings, including distribution or use restrictions, contained in the product’s approved labeling;

•	any distribution and use restrictions imposed by the FDA or to which we agree as part of a mandatory REMS or voluntary risk management plan;

•	liability for sales or marketing personnel who fail to comply with the applicable legal and regulatory requirements;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization or engaging a contract sales organization.

Although our current plan is to hire most of our sales and marketing personnel only if a product candidate is approved by the FDA, we will incur expenses prior to product launch in recruiting this sales force and developing a marketing and sales infrastructure. If a commercial launch is delayed as a result of FDA requirements or other reasons, we would incur these expenses prior to being able to realize any revenue from sales of product candidates. Even if we are able to effectively hire a sales force and develop a marketing and sales infrastructure, our sales force and marketing teams may not be successful in commercializing T121, or any future product candidates.

If we are unable to collaborate with a third-party marketing and sales organization to commercialize any approved product candidates outside the United States, our ability to generate product revenues may be limited. To the extent we rely on third parties to commercialize any products for which we obtain regulatory approval, we may receive less revenues than if we commercialized these products ourselves. In addition, we would have less control over the sales efforts of any other third parties involved in our commercialization efforts, and could be held liable if they failed to comply with applicable legal or regulatory requirements.

Even if we receive regulatory approval for T121, it may not achieve an adequate level of acceptance by physicians, patients and third-party and government payors, and we may not generate significant revenue.

The commercial success of T121 will depend in large part on the willingness of physicians and pain specialists to prescribe T121 to their patients. T121 will compete against products that have achieved broad recognition and acceptance among medical professionals. In order to achieve an acceptable level of prescriptions for T121, we must be able to meet the needs of both the medical community and patients with respect to cost, efficacy and other factors. The degree of market acceptance of T121 will depend on a number of factors, including:

•	the clinical safety, efficacy, tolerability and other factors regarding T121 relative to injectable therapies;

•	relative convenience, the number of capsules that need to be taken, the requirement to fast before and after each dose of T121, and other factors affecting the ease of administration;

•	the prevalence and severity of adverse effects;

•	the willingness of physicians or pain specialists to prescribe T121 and of the target patient population to try new therapies;

•	the introduction of any new products that may in the future become available to treat indications for which T121 may be approved;

•	changes in the clinical or economic profiles of alternative treatments;

•	new procedures or methods of treatment that may reduce the incidence of CRPS;

•	pricing and cost-effectiveness;

•	the effectiveness of our or any future collaborators’ sales and marketing programs;

•	limitations or warnings contained in FDA-approved labeling;

•	our ability to obtain and maintain sufficient third-party coverage and adequate reimbursement from government health care programs, including Medicare and Medicaid, private health insurers and other third-party payors;

•	the willingness of patients to pay out-of-pocket in the absence of third-party coverage or reimbursement;

•	competitor activities; and

•	our ability to reliably manufacture and supply T121.

In addition, even if we obtain regulatory approvals, the timing or scope of any approvals may prohibit or reduce our ability to commercialize T121 successfully. For example, if the approval process takes too long, we may miss market opportunities and give other companies the ability to obtain orphan drug marketing exclusivity, develop competing products or establish market dominance. Any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render T121 not commercially viable. For example, regulatory authorities may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve T121 with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that indication. Any of the foregoing scenarios could harm the commercial prospects for T121.

Our revenue and profitability may also be delayed during the period of time when commercial third-party payors and government payors are becoming familiar with T121 and patients are transitioning from IV and other alternative treatments to T121. Our efforts to educate the medical community, patients and third-party payors on the benefits of T121 may require significant resources and may never be successful.

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for T121, or any other of our current or future product candidates and may have to limit their commercialization.

The use of T121, or any other of our current or future product candidates in clinical trials, and the sale of any of our product candidates for which we obtain regulatory approval, exposes us to the risk of product liability claims. We face inherent risk of product liability related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any product candidates that we may develop. For example, we may be sued if any product candidate we develop allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing, or sale. In the past, large judgments have been awarded in class action lawsuits that alleged drugs had unanticipated side effects. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. Product liability claims might be brought against us by consumers, healthcare providers, or others using, administering, or selling our products. If we cannot successfully defend ourselves against these claims, we will incur substantial liabilities or be required to limit commercialization of our product candidates. Regardless of their eventual outcome, liability claims may also result in loss of revenue, litigation costs significant negative media attention or product recalls.

We have obtained limited product liability insurance coverage for our products and our clinical trials with a $2.0 million annual aggregate coverage limit. However, our insurance coverage may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain FDA approval for a product candidate, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. We also could suffer diversion of attention of technical and management personnel and incur substantial costs in resolving disputes, including litigation, with our insurance provider regarding coverage.

If we obtain approval to commercialize our product candidates outside of the United States, a variety of risks associated with international operations could materially adversely affect our business.

If any of our product candidates are approved for commercialization, we may enter into agreements with third parties to market them on a worldwide basis or in more limited geographical regions. We expect that we will be subject to additional risks related to entering into international business relationships, including:

•	different regulatory requirements for approval of drugs in foreign countries;

•	the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;

•	challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	unexpected changes in tariffs, trade barriers, and regulatory requirements and in the health care policies of foreign jurisdictions;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	costs of compliance with U.S. laws and regulations for foreign operations, including the Foreign Corrupt Practices Act or comparable foreign regulations, and the risks and costs of noncompliance;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods, and fires.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

RISKS RELATED TO OUR RELIANCE ON THIRD PARTIES

If the manufacturers upon whom we rely fail to produce our product candidates in the volumes that we require on a timely basis or comply with stringent regulations, or if we are unable to establish or are delayed in establishing a manufacturing relationship for the manufacture of T121 needed for our second planned Phase 3 clinical trial, we may face delays in the development and commercialization of, or be unable to meet demand for, our products and may lose potential revenues.

We do not manufacture T121 or any of our future product candidates, and we do not currently plan to develop any capacity to do so. We currently outsource all manufacturing of our product candidates to third parties, typically without any guarantee that there will be sufficient supplies to fulfill our requirements or that we may obtain such supplies on acceptable terms. Any delays in obtaining adequate supplies with respect to our product candidates may delay the development or commercialization of a product candidate.

Moreover, we only have one contract manufacturer for T121 for use in our first planned Phase 3 clinical trial and we do not have a manufacturer for T121 for use in our second planned Phase 3 clinical trial, and we may not be able to establish or maintain commercial manufacturing arrangements on commercially reasonable terms for T121, or any future product candidates. We intend to transfer the manufacturing process for T121 to a new contract manufacturer for our second planned Phase 3 clinical trial, and will need to obtain in vivo bioequivalent data to support the change to the new manufacturer. The new manufacturer will be required to manufacture pilot and test batches, and then based on the results, manufacture clinical trial material under cGMP conditions. The manufacturer will also be required to transfer the analytical methods for testing the final product and then perform release testing. Manufacturers of pharmaceutical products can encounter difficulties in production, particularly in scaling up initial production. These problems include difficulties with production costs and yields, quality control, including stability of the product candidate and quality assurance testing, shortages of qualified personnel and compliance with strictly enforced federal, state, and foreign regulations. If our manufacturers were to encounter any of these difficulties, if we are unable to contract with a manufacturer or if it takes longer than expected to establish commercial manufacturing arrangements on commercially reasonable terms for T121, the initiation and completion of our Phase 3 clinical trials may be substantially delayed and our ability to provide product candidates to patients in our clinical trials and for commercial use, if approved, would be jeopardized.

We may not succeed in our efforts to establish manufacturing relationships or other alternative arrangements for any of our existing or future product candidates and programs. Our product candidates may compete with other products and product candidates for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that are both capable of manufacturing for us and willing to do so. If our existing third-party manufacturer, or the third parties that we engage in the future to manufacture a product for commercial sale or for our clinical trials, should cease to manufacture a product for us for any reason, we likely would experience delays in obtaining sufficient quantities of our product candidates for us to meet commercial demand or to advance our clinical trials while we identify and qualify replacement suppliers. If for any reason we are unable to obtain adequate supplies of our product candidates or the drug substances used to manufacture them, it will be more difficult for us to develop our product candidates and compete effectively. Further, even if we do establish such collaborations or arrangements, our third-party manufacturers may breach, terminate or not renew these agreements.

Any problems or delays we experience in preparing for commercial-scale manufacturing of a product candidate may result in a delay in FDA approval of the product candidate or may impair our ability to manufacture commercial quantities or such quantities at an acceptable cost, which could result in the delay, prevention, or impairment of clinical development and commercialization of our product candidates and could adversely affect our business. For example, our manufacturers will need to produce specific batches of our product candidates to demonstrate acceptable stability under various conditions and for commercially viable lengths of time. We and our contract manufacturers will need to demonstrate to the FDA and other regulatory authorities that this is acceptable stability data for our product candidates, as well as validate methods and manufacturing processes, in order to receive regulatory approval to commercialize T121, or any of our other future product candidates. Furthermore, if our commercial manufacturers fail to deliver the required commercial quantities of bulk drug substance or finished product on a timely basis and at commercially reasonable prices, we would likely lose potential revenues.

In addition, all manufacturers of our product candidates must comply with cGMP requirements enforced by the FDA that are applicable to both finished drug products and active pharmaceutical ingredients used both for clinical and commercial supply, through its facilities inspection program. Our manufacturers must be evaluated by the FDA pursuant to inspections that will be conducted after we submit our marketing applications to the agency. The cGMP requirements include quality control, quality assurance, and the maintenance of records and documentation. Manufacturers of our product candidates may be unable to comply with our specifications, these cGMP requirements and with other FDA, state, and foreign regulatory requirements. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or other regulatory authorities, they will not pass a pre-approval inspection or be able to secure or maintain regulatory approval for their manufacturing facilities. While we are ultimately responsible for the manufacture of our product candidates, other than through our contractual arrangements, we have little control over our manufacturers’ compliance with these regulations and standards. If the FDA finds deficiencies or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for, or market our product candidates, if approved. A failure to comply with these requirements may result in regulatory enforcement actions against our manufacturers or us, including fines and civil and criminal penalties, including imprisonment; suspension or restrictions of production; suspension, delay, or denial of product approval or supplements to approved products; clinical holds or termination of clinical studies; warning or untitled letters; regulatory authority communications warning the public about safety issues with the drug; refusal to permit the import or export of the products; product seizure, detention, or recall; suits under the civil False Claims Act; corporate integrity agreements; consent decrees; or withdrawal of product approval. If the safety of any quantities supplied is compromised due to our manufacturers’ failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our product candidates or we many need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval of or market T121, if approved.

Any failure or refusal to supply our product candidates or components for our current or future product candidates that we may develop could delay, prevent, or impair our clinical development or commercialization efforts. Any change in our manufacturers could be costly because the commercial terms of any new arrangement could be less favorable and the expenses relating to the transfer of necessary technology and processes could be significant.

If our third-party manufacturers use hazardous materials in the production of our product candidates, they must comply with environmental laws and regulations, which can be expensive and restrict how we or they do business.

Our research and development processes, including the manufacture of T121 and our future product candidates, may involve the controlled storage, use, and disposal of hazardous materials, including the components of product candidates, and other hazardous compounds. Our third-party manufacturers are subject to federal, state, and local laws and regulations governing the use, manufacture, storage, handling, release, and disposal of, and exposure to, these hazardous materials. Violation of these laws and regulations could lead to substantial fines and penalties. Although we believe that our manufacturers’ safety procedures for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, state or federal authorities may curtail our use of these materials and interrupt our business operations. In addition, we could become subject to potentially material liabilities relating to the investigation and cleanup of any contamination, whether currently unknown or caused by future releases, which could exceed our resources.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous, or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health, and safety laws and regulations. These current or future laws and regulations may impair our research, development, or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties, or other sanctions.

We rely, and will rely in the future, on third parties to conduct our nonclinical studies and clinical trials. If these third parties do not appropriately carry out their contractual duties, fail to conduct high-quality studies or meet expected deadlines, regulatory approval and commercialization of T121 or any future product candidates we may develop could be delayed or not obtained at all.

We do not have the ability to conduct all of our nonclinical studies and clinical trials independently. We will continue to rely on third parties, including clinical investigators, third-party CROs and consultants, to execute our ongoing nonclinical and planned clinical programs for T121 and other potential product candidates. We currently have a small number of employees, which limits the internal resources we have available to identify and monitor our third-party providers. Nevertheless, we are responsible for ensuring that each of our nonclinical studies and clinical trials are conducted in accordance with the applicable protocol and legal, regulatory and scientific requirements and standards, including, for example, Good Laboratory Practices, or GLPs, the Animal Welfare Act and GCPs. Our reliance on third parties does not relieve us of our regulatory responsibilities. Regulatory authorities enforce GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the relevant regulatory authorities may require us to perform additional clinical trials in support of our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP requirements. Failure to comply with these regulations may require us to repeat nonclinical studies and clinical trials, which would delay the regulatory approval process.

The third parties conducting our nonclinical studies and clinical trials are not our employees, and, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical and nonclinical programs. To the extent we are unable to identify and successfully manage the performance of third-party service providers in the future, our business may be adversely affected. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements or for other reasons, our nonclinical studies and clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval of or successfully commercialize T121 and any future product candidates we may develop. Further, if any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties or to do so on commercially reasonable terms. Switching or adding additional CROs or other third parties involves additional cost and requires management time and focus. As a result, delays could occur, which could compromise our ability to meet our desired development timelines.

Any licensing or collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our product candidates. We may not be able to identify suitable licensors or collaborators and, even if we do, our dependence on such relationships may adversely affect our business.

Because we have limited resources, we may seek to enter into licensing or collaboration agreements with other pharmaceutical or biotechnology companies for the development of other therapies using our Enhance technology platform. We may be unable to secure collaborative licensing or other arrangements that are necessary for us to further develop and commercialize such therapies. Supporting diligence activities conducted by potential collaborators and negotiating the financial and other terms of a license or collaboration agreement are long and complex processes with uncertain results.

Any failure by our future partners to perform their obligations or any decision by future partners to terminate these agreements could negatively impact our ability to successfully develop, obtain regulatory approvals for and commercialize a product candidate. If we grant exclusive rights to such partners, we could be precluded from potential commercialization of our product candidates within the territories in which we have a partner.

Further, our potential future collaborators may develop alternative products or pursue alternative technologies either on their own or in collaboration with others, including our competitors, and the priorities or focus of our collaborators may shift such that our product candidates receive less attention or resources than we would like, or they may be terminated altogether. Any such actions by our potential future collaborators may harm our business prospects and ability to earn revenues. In addition, we could have disputes with our potential future collaborators, such as the interpretation of terms in our agreements. Any such disagreements could lead to delays in the development or commercialization of our product candidates or could result in time-consuming and expensive litigation or arbitration, which may not be resolved in our favor.

We may rely on third parties to perform many essential services for any products that we commercialize, including services related to warehousing and inventory control, distribution, government price reporting, customer service, accounts receivable management, cash collection and adverse event reporting. If these third parties fail to perform as expected or to comply with legal and regulatory requirements, our ability to commercialize T121, or any other of our future product candidates will be significantly impacted.

We may retain third-party service providers to perform a variety of functions related to the sale and distribution of T121, or any other of our future product candidates, key aspects of which will be out of our direct control. These service providers may provide services related to warehousing and inventory control, distribution, government price reporting, customer service, accounts receivable management and cash collection. As a result, most of our inventory may be stored at a single warehouse maintained by one such service provider. If we retain a service provider, we would substantially rely on it as well as other third-party providers that perform services for us, including entrusting our inventories of products to their care and handling. If these third-party service providers fail to comply with applicable laws and regulations, fail to meet expected deadlines or otherwise do not carry out their contractual duties to us, or encounter physical or natural damage at their facilities, our ability to meet commercial demand for any potential product would be significantly impaired and we may be subject to regulatory enforcement action.

In addition, we may engage third parties to perform various other services for us relating to adverse event reporting, safety database management, fulfillment of requests for medical information regarding a product candidate and related services. If the quality or accuracy of the data maintained by these service providers is insufficient, or these third parties otherwise fail to comply with regulatory requirements related to adverse event reporting, we could be subject to regulatory sanctions. Additionally, if a third party errs in calculating government pricing information from transactional data in our financial records, it could impact our discount and rebate liability.

We are dependent on third parties to make T121 readily available at the point of care throughout their networks of pharmacies.

In addition to extensive internal efforts, the successful commercialization of T121 will require many third parties, over whom we have no control, to decide to make T121 available at the point of care throughout their networks of pharmacies. These third parties include HMOs, long term care facilities, and pharmacy benefit managers, or PBMs, which use pharmacy and therapeutics committees, commonly referred to as P&T committees, to make purchasing and reimbursement decisions. Generally, before an HMO or long-term care facility will acquire T121 for its own pharmacies, or a PBM will pay retail network pharmacies on behalf of its health plans, T121 must be approved for addition to that organization’s list of approved drugs, or formulary list, by the organization’s P&T committee. An institutional P&T committee typically governs all matters pertaining to the use of medications within the institution, including review of medication formulary data and recommendations for the appropriate use of drugs within the institution to the medical staff. P&T committees develop the criteria for plan beneficiaries to access prescription medication, including such cost control measures as step therapy and prior authorization. The frequency of P&T committee meetings varies considerably, and P&T committees often require additional information to aid in their decision-making process, so we may experience substantial delays in obtaining formulary approvals. Additionally, P&T committees may be concerned that the cost of acquiring T121 for use in their institutions or reimbursing retail pharmacies outweighs clinical benefits and will resist efforts to add T121 to the formulary, or implement restrictions on the usage of the drug in order to control costs. We cannot guarantee that we will be successful in getting the approvals we need from P&T committees quickly enough to maintain and grow sales of T121.

We receive services from affiliated parties related to administrative services, and if the agreements are terminated for any reason the loss of these services could impact our short term ability to conduct our research and development activities and would increase our operating expenses.

We are a spin-out of Thar Technologies, Inc., or Thar Technologies, which was a majority shareholder of Thar Pharmaceuticals until Thar Technologies was dissolved in 2010 and its assets, including its shares of Thar Pharmaceuticals, were distributed to the shareholders of Thar Technologies. Thar Process, Inc., or Thar Process, the successor-in-part entity to Thar Technologies, and Ambar Falcon Property, which is controlled by the majority shareholder of Thar Process, provide offices and administrative services to us, including among others IT, insurance, payroll processing and facility usage, some of which are provided at rates which we might not be able to obtain on our own. The loss of these services could impact in the short term our ability to conduct our research and development activities and would increase our operating expenses.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

If we are unable to protect our intellectual property rights or if our intellectual property rights are inadequate to protect our technology, T121 or any future product candidates, our competitors could develop and commercialize technology and drugs similar to ours, and our competitive position could be harmed.

Our commercial success will depend in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to our proprietary technology and products. We rely on trade secret, patent, copyright and trademark laws, and confidentiality and other agreements with employees, consultants and third parties such as collaborators and contract manufacturers, all of which offer only limited protection. Our strategy is to seek patent protection for our current and future product candidates and compositions, their methods of use and processes for their manufacture, and any other aspects of inventions that are commercially important to the development of our business.

The patent prosecution process is expensive and time-consuming, and we and any future licensors and licensees may not be able to apply for or prosecute patents on certain aspects of our product candidates or technologies at a reasonable cost, in a timely fashion, or at all. It is possible that we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed from or to third parties. It is also possible that we or any future licensors or licensees may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, our patents and applications may not be filed, prosecuted, maintained and enforced in a manner consistent with the best interests of our business. If any future licensors or licensees are not fully cooperative or disagree with us as to the filing, prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised, and we may not be able to prevent third parties from making, using and selling competing products. Further, it is possible that defects in the preparation, filing or prosecution of our patents or patent applications may exist, or may arise in the future, such as with respect to proper priority claims, inventorship, disclosure of information as required by patent offices, claim scope or patent term adjustments, and that as a result, our patents may be found invalid or unenforceable and our pending applications may not issue as patents. Moreover, our competitors may independently develop equivalent knowledge, methods, and know-how. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business, financial condition, and operating results.

The patent positions of biotechnology and pharmaceutical companies generally are highly uncertain, involve complex legal and factual questions, and have in recent years been the subject of much litigation. As a result, the issuance of any patent applications, and the scope, validity, enforceability and commercial value of any patents that issue, are highly uncertain. The steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, both inside and outside the United States. Further, the examination process may require us to narrow the claims of pending patent applications, which may limit the scope of patent protection that may be obtained if these applications issue. The rights that may be granted under future issued patents may not provide us with the proprietary protection or competitive advantages we are seeking. If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficient, our competitors could develop and commercialize technology and products similar or superior to ours, and our ability to successfully commercialize our technology and products may be impaired.

With respect to patent rights, we do not know whether any of our pending patent applications will result in issued patents or, if any of our pending patent applications issue, whether such patents or any of our patents already issued will protect our technology and drugs, in whole or in part, or whether such patents or any of our patents already issued will effectively prevent others from commercializing competitive technologies and products. There is no guarantee that any of our patents will not later be found invalid or unenforceable. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until many months after filing or in some cases not published until they are issued as patents. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, that we were the first to file for patent protection of such inventions, or that we have found all of the prior art potentially relating to our patents and pending patent applications that could invalidate one or more of our patents or prevent one or more of our pending patent applications from issuing. Even if patents do successfully issue and even if such patents cover our product candidates, third parties may initiate oppositions, interferences, re-examinations, post-grant reviews, inter partes reviews, nullification or derivation actions in courts or before patent offices or similar proceedings challenging the validity, enforceability, or scope of such patents, which may result in the patent claims being narrowed or invalidated. Furthermore, even if they are unchallenged, our patents and pending patent applications may not adequately protect our intellectual property, provide exclusivity for our product candidates, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties.

Furthermore, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and drugs, or limit the duration of the patent protection of our technology and drugs. Also, given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing drugs similar or identical to ours.

We may become involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. In a patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office, or the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. A court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. With respect to the validity question, for example, we cannot be certain that no invalidating prior art exists. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, found unenforceable, or interpreted narrowly, and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merits, would involve substantial litigation expense and would be a substantial diversion of resources from our business. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our products or certain aspects of our platform technology. Such a loss of patent protection could have an adverse impact on our business.

Interference proceedings brought by the USPTO may be necessary to determine the priority of inventions with respect to our patents and patent applications or those of our collaborators or licensors. An unfavorable outcome could require us to cease using the technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if a prevailing party does not offer us a license on terms that are acceptable to us.

Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distraction of our management and other employees. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in connection with the litigation or interference proceedings, which could be perceived negatively and could have a substantial adverse effect on our business. Moreover, we may not be able to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Moreover, we may be subject to a third-party pre-issuance submission of prior art to the USPTO or other foreign patent offices, or become involved in opposition, derivation, reexamination, inter partes review or post-grant review challenging our patent rights. An adverse determination in any such submission or proceeding could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or drugs and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize our technology or drugs without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop, or commercialize current or future product candidates.

We may not be able to protect our intellectual property rights throughout the world.

Filing and prosecuting patent applications and maintaining and defending patents on our technology and product candidates throughout the world would be prohibitively expensive. Consequently, we file patent applications and seek patent protection only in countries we consider at the time to be relevant to our business and the particular technology and product involved. We would not have patent rights in countries where we have not filed a patent application or pursued a patent application to grant as a patent. Our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. In addition, the laws and practices of some foreign countries do not protect intellectual property rights, especially those relating to life sciences, to the same extent as federal and state laws in the United States. For example, novel formulations and crystalline forms of existing drugs, methods of medical treatment and manufacturing processes may not be patentable in certain jurisdictions, and the requirements for patentability may differ in certain countries, particularly developing countries. Also, some foreign countries, including European Union countries, India, Japan and China, have compulsory licensing laws under which a patent owner may be compelled under certain circumstances to grant licenses to third parties. Consequently, we may have limited remedies if our patents are infringed or if we are compelled to grant a license to a third party, and we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions into or within the United States or other jurisdictions. This could limit our potential revenue opportunities. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from competing with us in these jurisdictions. Accordingly, our efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from our intellectual property. We may not prevail in any lawsuits that we initiate in these foreign countries and the damages or other remedies awarded, if any, may not be commercially meaningful.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which could be uncertain and could harm our business.

As our current and future product candidates progress toward commercialization, the possibility of a patent infringement claim against us increases. There can be no assurance that our current and future product candidates do not infringe other parties’ patents or other proprietary rights, and competitors or other parties may assert that we infringe their proprietary rights in any event. We may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our current and future product candidates, including interference or derivation proceedings before the USPTO. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue commercializing our product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. If we fail to obtain a required license, we may be unable to effectively market product candidates based on our technology, which could limit our ability to generate revenue or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations. Alternatively, we may need to redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. Under certain circumstances, we could be forced, including by court orders, to cease commercializing our product candidates. In addition, in any such proceeding or litigation, we could be found liable for substantial monetary damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could harm our business. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar negative impact on our business.

The cost to us in defending or initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in our favor, could be substantial, and litigation would divert our management’s attention. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and limit our ability to continue our operations.

T121 or any future products we may develop may infringe the intellectual property rights of others, which could increase our costs and delay or prevent our development and commercialization efforts.

Our success depends in part on avoiding infringement of the proprietary technologies of others. The pharmaceutical industry has been characterized by frequent litigation regarding patent and other intellectual property rights. Identification of third-party patent rights that may be relevant to our proprietary technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. Additionally, because patent applications are maintained in secrecy until the application is published, we may be unaware of third-party patents that may be infringed by our efforts to potentially commercialize T121 or any future product candidates we may develop. There may be certain issued patents and patent applications claiming subject matter that we may be required to license in order to research, develop or commercialize T121, and we do not know if such patents and patent applications would be available to license on commercially reasonable terms, or at all. If we were sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. In addition, we may not have sufficient resources to bring these actions to a successful conclusion. Furthermore, any claims of patent infringement asserted by third parties would be time-consuming and may:

•	result in costly litigation;

•	divert the time and attention of our technical personnel and management;

•	cause product development or commercialization delays;

•	prevent us from commercializing T121 or any future product candidates until the asserted patent expires or is held finally invalid or not infringed in a court of law;

•	require us to cease or modify our use of the technology or develop non-infringing technology; or

•	require us to enter into royalty or licensing agreements.

Although no third party has asserted a claim of infringement against us, others may hold proprietary rights that could prevent or otherwise inhibit our ability to develop or market T121 or any future product candidates we may develop. There may be existing patents as well as future patents, both in the United States and in other countries, that have issued or may issue which relate to T121 or our future products but which have not or may not come to our attention. Actavis (formerly Warner Chilcott) has a patent family disclosing bisphosphonates in combination with a chelating agent where lysine is listed among the possible chelating agents. We are aware of two companies working to develop pharmacological therapies for the treatment of pain associated with CRPS, including Grünenthal and Axsome. We are aware that Axsome is working to develop an oral formulation of zoledronic acid. Axsome has filed its own patent applications and obtained its own patents, and licensed patent applications or patents (for example, from Antecip Bioventures II LLC) directed to CRPS or zoledronic acid, sometimes in combination with lysine. We expect that these companies and others will continue to pursue patent protection in these areas and that they may even attempt to obtain patents covering T121 and its use to treat CRPS.

For example, we are aware of issued U.S. Patent 9,283,239, which we believe is licensed to Axsome and relates to the treatment of CRPS by orally administering zoledronic acid to a human wherein the human receives approximately 80 mg to 500 mg of zoledronic acid within a period of six months. It is possible that Axsome may pursue methods of treating CRPS by orally administering zoledronic acid to a human wherein the human receives zoledronic acid in various amounts within a period of time other than what is claimed in the U.S. Patent 9,283,239. We are also aware of U.S. Patent 9,216,168, which we believe is also licensed to Axsome and relates to the treatment of CRPS by orally administering zoledronic acid where the bioavailabity of zoledronic acid in the dosage form is about 1.1% to about 4%. We believe that Axsome is also pursuing patent protection for methods of treating CRPS with an inciting event by administering a molecular complex of zoledronic acid and lysine. Furthermore, we believe that Axsome has licensed additional issued patents and pending patent applications relating to uses of zoledronic acid for the treatment of CRPS and/or pain. We believe Axsome has licensed pending U.S. patent application no. 14/457,659 in which the claims, as of March 2, 2016, relate to treating CRPS with an inciting event by administering a molecular complex comprising zoledronic acid and lysine where the molecular complex is a solid. Although we do not believe that we infringe any valid claim of these patents, Axsome may file one or more lawsuits alleging that we infringe, and we may not ultimately prevail in any such legal actions.

Any patent-related legal action against us claiming damages and seeking to enjoin commercial activities relating to T121 or our future products or technology could involve significant administrative expenses, subject us to potential liability for damages or require us to obtain a license to continue to manufacture or market T121 or any future product candidates we may develop. We cannot predict whether we would prevail in any such actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. In addition, we cannot be sure that we could redesign T121, any future product candidates or our technology to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent us from developing and commercializing T121 or a future product candidate, which could harm our business.

Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner.

Our competitors may seek to market generic versions of any approved products by submitting abbreviated NDAs to the FDA in which our competitors claim that our patents are invalid, unenforceable or not infringed. Alternatively, our competitors may seek approval to market their own products that are the same as, similar to or otherwise competitive with T121 and any future product candidates we may develop. In these circumstances, we may need to defend or assert our patents, by means including filing lawsuits alleging patent infringement requiring us to engage in complex, lengthy and costly litigation or other proceedings. In any of these types of proceedings, a court or government agency with jurisdiction may find our patents invalid, unenforceable or not infringed. We may also fail to identify patentable aspects of our research and development before it is too late to obtain patent protection. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

Changes in either U.S. or foreign patent law or interpretation of such laws could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology industry involve both technological and legal complexity, and it therefore is costly, time-consuming and inherently uncertain. In addition, on September 16, 2011, the Leahy-Smith America Invents Act, or the AIA, was signed into law. The AIA includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications will be prosecuted and may also affect patent litigation.

An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party. This will require us to be cognizant of the time from invention to filing of a patent application, and despite our efforts, we may not know when a third party will file a patent application covering an invention we are developing and may fail to file a patent application covering that invention before the third party.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard necessary to invalidate a patent claim in USPTO proceedings compared to the evidentiary standard in United States federal courts, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

Depending on decisions by the United States Congress, the federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for certain aspects of our product candidates and delivery technologies, we also consider trade secrets, including confidential and unpatented know-how important to the maintenance of our competitive position. We protect trade secrets and confidential and unpatented know-how, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to such knowledge, such as our employees, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants that obligate them to maintain confidentiality and assign their inventions to us. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts in the United States and certain foreign jurisdictions are less willing or unwilling to protect trade secrets. If any of our trade secrets are to be lawfully obtained or independently developed by a competitor, we may have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets are to be disclosed to or independently developed by a competitor, our competitive position may be harmed.

If our trademarks are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We currently do not have any registered trademarks or service marks. Our trademarks may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks or may be forced to stop using these trademarks, which we need for name recognition by potential partners or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks, we may not be able to compete effectively and our business may be adversely affected.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. We may be subject to claims that we or our employees, consultants or independent contractors have wrongfully used or disclosed such confidential and proprietary third-party information. In addition, we employ individuals who were previously employed at other companies, universities or organizations. We may be subject to claims that we or our employees, consultants or independent contractors have used or disclosed confidential information of these third parties or our employees’ former employers wrongfully without consent or authorization. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

RISKS RELATED TO LEGAL AND COMPLIANCE MATTERS

If we fail to comply with federal and state healthcare laws and regulations, including fraud and abuse, information privacy and security, and transparency laws, we could face substantial penalties, criminal sanctions, contractual damages, reputational harm or diminished profits and future earnings.

As a pharmaceutical company, we may be subject to many federal and state healthcare laws, including those described in the “Business—Government Regulation” section of this prospectus, such as the federal Anti-Kickback Statute, the federal civil and criminal False Claims Act, the civil monetary penalties statute, the Medicaid Drug Rebate program and other price reporting requirements, the Veterans Health Care Act of 1992, the federal Health Insurance Portability and Accountability Act of 1996 (as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations), or HIPAA, the Patient Protection and Affordable Care Act of 2010 (as amended by the Health Care and Education Reconciliation Act of 2010), or the ACA, and similar state laws. Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid, or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. We may be subject to healthcare fraud and abuse, patient privacy, and transparency regulation by both the federal government and the states in which we conduct our business. Such laws include:

•	the federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

•	the federal false claims and civil monetary penalties laws, including the civil False Claims Act, impose criminal and civil penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	HIPAA imposes criminal and civil liability for, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	HIPAA also imposes obligations, including mandatory contractual terms, on certain types of individuals and entities with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•

the federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other transfers of value made to physicians, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by the physicians and their immediate family members; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

If we or our operations are found to be in violation of any federal or state healthcare law, or any other governmental regulations that apply to us, we may be subject to penalties, including civil, criminal, and administrative penalties, damages, fines, disgorgement, debarment from government contracts, refusal of orders under existing contracts, exclusion from participation in U.S. federal or state health care programs, corporate integrity agreements, contractual damages, reputational harm, and the curtailment or restructuring of our operations, any of which could adversely affect our financial results. If any of the physicians or other healthcare providers or entities with whom we expect to do business, including our collaborators, is found not to be in compliance with applicable laws, it may be subject to criminal, civil, or administrative sanctions, including but not limited to, exclusions from participation in government healthcare programs, which could also harm our business.

Although an effective compliance program can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security, transparency, and fraud laws may prove costly. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

If the government or third-party payors fail to provide adequate coverage and payment rates for T121, or any other of our current or future product candidates, or if HMOs or long-term care facilities choose to use therapies that are less expensive, our revenue and prospects for profitability will be limited.

In both domestic and foreign markets, sales of our future products will depend in part upon the availability of coverage and reimbursement from third-party payors. Such third-party payors include government health programs such as Medicare and Medicaid, managed care providers, private health insurers, and other organizations. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available. If coverage is not available, or if reimbursement is available only to limited levels, our product candidates may be competitively disadvantaged, and we, or our collaborators, may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us, or our collaborators, to establish or maintain a market share sufficient to realize a sufficient return on our or their investments. Alternatively, securing favorable reimbursement terms may require us to compromise pricing and prevent us from realizing an adequate margin over cost.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved drugs. Marketing approvals, pricing, and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay commercial launch of the product, possibly for lengthy time periods, which may negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability or the ability of our collaborators to recoup our or their investment in one or more product candidates, even if our product candidates obtain marketing approval. Our ability, and the ability of our collaborators, to commercialize our product candidates will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers, and other organizations. Regulatory authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will cover and establish reimbursement levels. The healthcare industry is acutely focused on cost containment, both in the United States and elsewhere. Several third-party payors are requiring that drug companies provide them with predetermined discounts from list prices, are using preferred drug lists to leverage greater discounts in competitive classes, are disregarding therapeutic differentiators within classes, and are challenging the prices charged for drugs. Brand drugs without generic equivalents are often included in therapeutic classes with other brands that have generic versions and may be similarly disadvantaged by the availability of low cost alternatives within the class, particularly if a generic version of the same agent is available in another form.

Third-party payors, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, in the United States, no uniform policy of coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. Further, we believe that future coverage and reimbursement will likely be subject to increased restrictions both in the United States and in international markets. Third-party coverage and reimbursement for our products or product candidates for which we receive regulatory approval may not be available or adequate in either the United States or international markets, which could have a negative effect on our business, financial condition, results of operations, and prospects.

Assuming coverage is approved, the resulting reimbursement payment rates might not be adequate. If payors subject our product candidates to maximum payment amounts, or impose limitations that make it difficult to obtain reimbursement, providers may choose to use therapies which are less expensive when compared to our product candidates. Additionally, if payors require high copayments, beneficiaries may decline prescriptions and seek alternative therapies. We may need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of any future products to the satisfaction of hospitals and other target customers and their third-party payors. Such studies might require us to commit a significant amount of management time and financial and other resources. Our future products might not ultimately be considered cost-effective. Adequate third-party coverage and reimbursement might not be available to enable us to maintain price levels sufficient to realize an appropriate return on investment in product development.

In addition, federal programs impose penalties on manufacturers of drugs marketed under an NDA, including 505(b)(2) drugs, in the form of mandatory additional rebates and/or discounts if commercial prices increase at a rate greater than the Consumer Price Index-Urban, and these rebates and/or discounts, which can be substantial, may impact our ability to raise commercial prices. Regulatory authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability or that of our collaborators to sell our product candidates profitably. These payors may not view our products, if any, as cost-effective, and coverage and reimbursement may not be available to or adequate for our customers, or those of our collaborators, or may not be sufficient to allow our products, if any, to be marketed on a competitive basis. Cost-control initiatives could cause us, or our collaborators, to decrease, discount, or rebate a portion of the price we, or they, might establish for products, which could result in lower than anticipated product revenues. If the realized prices for our products, if any, decrease or if governmental and other third-party payors do not provide adequate coverage or reimbursement, our prospects for revenue and profitability will suffer.

There may also be delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the indications for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may only be temporary. Reimbursement rates may vary, by way of example, according to the use of the drug and the clinical setting in which it is used. Reimbursement rates may also be based on reimbursement levels already set for lower cost drugs or may be incorporated into existing payments for other services.

Prices paid for a drug also vary depending on the class of trade. Prices charged to government customers are subject to price controls, including ceilings, and private institutions obtain discounts through group purchasing organizations. Net prices for drugs may be further reduced by mandatory discounts or rebates required by government healthcare programs and demanded by private payors. Drugs approved under NDAs, including 505(b)(2) drugs, are subject to greater discounts and reporting obligations under federal programs than drugs approved under ANDAs, and the inflation penalty applicable to these products can equal the selling price. It is also not uncommon for market conditions to warrant multiple discounts to different customers on the same unit, such as purchase discounts to institutional care providers and rebates to the health plans that pay them, which reduces the net realization on the original sale.

In addition, increasingly, third-party payors are requiring higher levels of evidence of the benefits and clinical outcomes of new technologies and are challenging the prices charged. We, and our commercialization partners, cannot be sure that coverage will be available for any product candidate that we, or they, commercialize and, if available, that the reimbursement rates will be adequate. Further, the net reimbursement for drug products may be subject to additional reductions if there are changes to laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. An inability to promptly obtain coverage and adequate payment rates from both government-funded and private payors for any our product candidates for which we obtain marketing approval could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products, and our overall financial condition.

We may be subject to new legislation, regulatory proposals, and healthcare payor initiatives that may restrict our business or increase our costs of compliance and adversely affect our business.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities, and affect our ability, or the ability of our collaborators, to profitably sell any products for which we obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we, or our collaborators, may receive for any approved products.

For example, in March 2010, the ACA was signed into law, which intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the health industry and impose additional health policy reforms. Among the provisions of the ACA of importance to our business are:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs. We are unsure of the full impact that the ACA will have on our business. There have been judicial and Congressional challenges to certain aspects of the ACA, and we expect challenges and amendments to continue.

Additionally, legislative changes have been proposed and adopted since President Obama signed into law the ACA in 2010. These changes include, among other things, the Budget Control Act of 2011, which among other things, caused aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which became effective on April 1, 2013 and, following passage of the Bipartisan Budget Act of 2015, will remain in effect until 2025 unless additional Congressional action is taken. In addition, in January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Changes imposed by recent legislative actions are further described in the “Business—

Governmental Regulation” section of this prospectus. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and, accordingly, on our results of operations.

While the full effect that these laws may have on our business remains unclear, we expect that the ACA, as well as other federal and state healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria, increased regulatory burdens and operating costs, decreased net revenue from our pharmaceutical products, decreased potential returns from our development efforts, and additional downward pressure on the price that we receive for any approved drug. Any reduction in reimbursement from Medicare or other government healthcare programs may result in a similar reduction in payments from private payors. Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. Further, in January 2016, CMS issued a final rule regarding the Medicaid drug rebate program. The final rule, effective April 1, 2016, among other things, revises the manner in which the “average manufacturer price” is to be calculated by manufacturers participating in the program and implements certain amendments to the Medicaid rebate statute created under the ACA. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs.

Legislative and regulatory proposals may also be made to expand post-approval requirements and restrict sales and promotional activities for drugs. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance, or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

In addition, there have been a number of other legislative and regulatory proposals aimed at changing the pharmaceutical industry. For instance, the Drug Quality and Security Act, enacted in 2013, imposes obligations on manufacturers of pharmaceutical products related to product tracking and tracing, which are being implemented over a ten-year period. Among the requirements of this legislation, manufacturers are or will be required to provide certain information regarding the drug product to individuals and entities to which product ownership is transferred, label drug product with a product identifier, and keep certain records regarding the drug product. The transfer of information to subsequent product owners by manufacturers will eventually be required to be done electronically. Manufacturers are also required to verify that purchasers of the manufacturers’ products are appropriately licensed. Further, under this legislation, manufactures have drug product investigation, quarantine, disposition, and FDA and trading partner notification responsibilities related to counterfeit, diverted, stolen, and intentionally adulterated products that would result in serious adverse health consequences or death to humans, as well as products that are the subject of fraudulent transactions or which are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death.

Compliance with the federal track and trace requirements may increase our operational expenses and impose significant administrative burdens. As a result of these and other new proposals, we may determine to change our current manner of operation or change our contract arrangements, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In international markets, reimbursement and health care payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. In some countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. There can be no assurance that our products will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be available, or that the third-party payors’ reimbursement policies will not adversely affect our ability to sell our products profitably. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

Our employees, independent contractors, consultants, commercial partners, principal investigators or CROs may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could harm our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees, independent contractors, consultants, commercial partners, principal investigators, or CROs could include intentional, reckless, negligent, or unintentional failures to comply with FDA regulations, comply with applicable fraud and abuse laws, provide accurate information to the FDA, report financial information or data accurately, or disclose unauthorized activities to us. This misconduct could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter this type of misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could adversely affect our business, including the imposition of significant fines or other sanctions.

RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR COMMON STOCK

An active trading market for our common stock may not develop, and you may not be able to sell your shares.

Prior to this offering, there has not been a public market for our common stock. An active trading market for our common stock might never develop or be sustained, which could limit our investors’ ability to sell their shares. The initial public offering price for the shares of our common stock was determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail after this offering.

The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our common stock is likely to be volatile. As a result of this volatility, investors may not be able to sell their common stock at or above the price paid for the shares. The market price for our common stock may be influenced by many factors, including:

•	delays in the commencement, enrollment, and ultimate completion, of our planned Phase 3 clinical trials for T121;

•	any delay in our regulatory filings for T121 or any other of our current and future product candidates, and any adverse development with respect to the applicable regulatory authority’s review of such filings, including refusal on the part of the FDA to approve an NDA for T121;

•	the commercial success of T121, and any other of our current and future product candidates, if approved by the FDA;

•	results of clinical trials of T121, and any other of our current and future product candidates or those of our competitors;

•	actual or anticipated variations in quarterly or annual operating results;

•	failure to meet or exceed financial projections we provide to the public, if any;

•	failure to meet or exceed the estimates and projections of the investment community, including securities analysts;

•	introduction of competitive products or technologies;

•	changes or developments in laws or regulations applicable to our product candidates;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators, and the investment community;

•	general economic and market conditions and overall fluctuations in U.S. equity markets;

•	developments concerning our sources of manufacturing supply, warehousing, and inventory control;

•	disputes or other developments relating to patents or other proprietary rights;

•	additions or departures of key scientific or management personnel;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

•	capital commitments;

•	announcements and expectations of additional financing efforts, including the issuance of debt, equity or convertible securities;

•	sales of our common stock, including sales by our directors and officers or significant stockholders;

•	changes in the market valuations of companies similar to us;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, or divestitures;

•	general conditions or trends in our industry; and

•	the other factors described in this “Risk Factors” section.

In addition, the stock market in general, and the market for small pharmaceutical and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance.

Our quarterly operating results may fluctuate significantly.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•	whether the FDA requires us to complete additional, unanticipated studies, trials or other activities prior to approving T121, or any other of our current and future product candidates, which would likely delay any such approval;

•	our execution of other collaborative, licensing or similar arrangements and the timing of payments we may make or receive under these arrangements;

•	variations in the level of expenses related to our future development programs;

•	any product liability or intellectual property infringement lawsuit in which we may become involved;

•	regulatory developments affecting T121 and our other current and future product candidates, or the product candidates of our competitors; and

•	if T121, or any other of our current or future product candidates receive regulatory approval, the level of underlying demand for such product candidate and wholesaler buying patterns.

If our quarterly or annual operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly or annual fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Following completion of this offering, our executive officers, directors, and 5% stockholders and their affiliates will beneficially own an aggregate of approximately      % of our outstanding common stock, excluding any shares of common stock that our existing stockholders may purchase in this offering. As a result, these stockholders will have significant influence and may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This concentration of ownership could delay or prevent any acquisition of our company on terms that other stockholders may desire, and may adversely affect the market price of our common stock.

Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders. For information regarding the ownership of our outstanding shares by our principal stockholders, executive officers and directors and their affiliates, please see the section entitled “Principal Stockholders.”

Sales of a substantial number of shares of our common stock in the public market by our existing stockholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise adequate capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

Upon completion of this offering, we will have outstanding              shares of common stock, assuming no exercise of the underwriters’ over-allotment option or of outstanding options. Of these shares, the              shares sold in this offering, plus any shares sold pursuant to the underwriters’ option to purchase additional shares, will be freely tradable,              additional shares of common stock will be available for sale in the public market beginning 180 days after the date of this prospectus following the expiration of lock-up agreements between some of our stockholders and the underwriters, subject, in the case of our affiliates, to the volume, manner of sale, and other limitations of Rule 144, and              shares issued or issuable upon exercise of options vested as of the expiration of the lock-up period will be eligible for sale at that time, subject, in the case of our affiliates, to the volume, manner of sale and other limitations of Rule 144. The representative of the underwriters may release these stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sales of shares in the public market. Sales of stock by these stockholders could have a material adverse effect on the market price of our common stock.

In addition, promptly following the completion of this offering, we intend to file one or more registration statements on Form S-8 registering the issuance of approximately              shares of common stock subject to options or other equity awards issued or reserved for future issuance under our equity compensation plans. Shares registered under these registration statements on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and the restrictions of Rule 144 in the case of our affiliates.

Our management will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and our stockholders will not have the opportunity as part of their investment decision to assess whether the net proceeds are being used appropriately. We currently intend to use the net proceeds from this offering to fund our clinical trials for T121, including two, double-blind, placebo-controlled, multisite pivotal Phase 3 clinical trials to evaluate the safety and efficacy of T121 for the treatment of pain associated with CRPS. You may not agree with our decisions, and our use of the net proceeds may not yield any return on your investment. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our failure to apply the net proceeds of this offering effectively could compromise our ability to pursue our growth strategy and we might not be able to yield a significant return, if any, on our investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. You will incur immediate and substantial dilution of $         per share, representing the difference between our pro forma net tangible book value per share and the adjusted net tangible book value per share after giving effect to this offering and an assumed

initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. Any exercise of outstanding options will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. To the extent we are no longer eligible to use exemptions from various reporting requirements under the JOBS Act, we may be unable to realize our anticipated cost savings from these exemptions, which could have a material adverse impact on our operating results.

The use of our net operating loss carryforwards and research tax credits may be limited, which could negatively impact our profitability.

Our net operating loss carryforwards and any current or future research and development tax credits may expire and not be used. As of December 31, 2015, we had U.S. federal net operating loss carryforwards and research tax credits of approximately $14.5 million and $0.4 million, respectively. We also had state net operating loss carryforwards of $17.3 million. Our net operating loss carryforwards and research tax credits will begin expiring in 2027 if we have not used them prior to that time. Additionally, our ability to use any net operating loss and credit carryforwards to offset taxable income or tax, respectively, in the future will be limited under Internal Revenue Code Sections 382 and 383, respectively, if we have a cumulative change in ownership of more than 50% within a three-year period. The completion of this offering, together with private placements and other transactions that have occurred, may trigger, or may have already triggered, such an ownership change. In addition, since we will need to raise substantial additional funding to finance our operations, we may undergo further ownership changes in the future. We have never completed an analysis as to whether such a change of ownership has occurred, but in such an event, we will be limited regarding the amount of net operating loss carryforwards and research tax credits that could be utilized annually in the future to offset taxable income or tax, respectively. Any such annual limitation may significantly reduce the utilization of our net operating loss carryforwards and research tax credits before they expire.

If securities or industry analysts do not publish research or reports or publish inaccurate or unfavorable research or reports about our business or our market, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that equity research analysts publish about us and our business. We do not currently have and may never obtain research coverage by equity research analysts. Equity research analysts may elect not to provide research coverage of our common stock after the completion of this offering, and such lack of research coverage may adversely affect the market price of our common stock. If we do have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrades our stock or issues other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.

Because we do not intend to pay dividends on our common stock, your returns will be limited to any increase in the value of our stock.

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business and do not anticipate declaring or paying any cash dividends on our common stock for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock, if any.

Provisions of Delaware law or our charter documents could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change our current management.

Provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws, which will be effective upon the completion of this offering, may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions may also prevent or delay attempts by stockholders to replace or remove our current management or members of our board of directors. These provisions include:

•	a classified board of directors;

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings;

•	the ability of our board of directors to make, alter or repeal our amended and restated bylaws; and

•	the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine.

The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class, is necessary to amend or repeal the above provisions that are contained in our amended and restated certificate of incorporation. In addition, absent approval of our board of directors, our amended and restated bylaws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.

In addition, upon the closing of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, which limits business combination transactions with stockholders of 15% or more of our outstanding voting stock that our board of directors has not approved. These provisions and other similar provisions make it more difficult for stockholders or potential acquirers to acquire us without negotiation. These provisions may apply even if some stockholders may consider the transaction beneficial to them.

As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a premium over the then current market price for our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers or other employee to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and other activities associated with being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and The NASDAQ Stock Market, has imposed various new requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will be required to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will substantially increase our legal and financial compliance costs and will make some activities more time consuming and costly. These rules and regulations may make it more difficult and more expensive for us to maintain our existing director and officer liability insurance or to obtain similar coverage from an alternative provider.

The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require us to continue to incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we may need to hire additional accounting and financial staff. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by The NASDAQ Stock Market, the SEC or other regulatory authorities, which would require additional financial and management resources.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

After the completion of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the rules and regulations of The NASDAQ Stock Market. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. Commencing with our fiscal year ending December 31, 2017, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 10-K filing for that year, as required by Section 404.

We are in the early stages of addressing our internal control procedures to satisfy all of the requirements of Section 404, and we have limited personnel and resources available to implement internal controls and procedures. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. Prior to this offering, we have never been required to test, nor have we tested, our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

We may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we identify one or more material weaknesses in our internal controls, investors could lose confidence in the reliability of our financial statements, the market price of our stock could decline and we could be subject to sanctions or investigations by The NASDAQ Stock Market, the SEC, or other regulatory authorities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements include all matters that are not related to present facts or current conditions or that are not historical facts, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth. The words “anticipate,” “believe,” “could,” “continue,” “should,” “predict,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” “will,” “may,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus, regarding, among other things:

•	the acceptance of the IND for T121 that we intend to submit for the management of pain associated with CRPS and any potential NDA for T121, the regulatory review process generally and any regulatory approvals that may be issued or denied by the FDA, the EMA or other regulatory agencies for T121 for the management of pain associated with CRPS;

•	our ability to obtain orphan drug marketing exclusivity for T121;

•	the therapeutic benefits, effectiveness and safety of T121;

•	our estimates of the size and characteristics of the markets that may be addressed by T121;

•	the commercial success and market acceptance of T121, if approved, or any other product candidates that we may develop;

•	T121 or any future product candidates we may develop may infringe the intellectual property rights of others, which could increase our costs and delay or prevent our development and commercialization efforts;

•	our ability to protect our intellectual property;

•	our ability to successfully commercialize T121 in the United States with a targeted sales and marketing infrastructure;

•	our ability to generate future revenue;

•	the number, designs, results and timing of our clinical trials and nonclinical activities and the timing of the availability of data from these trials and activities;

•	the development, safety and efficacy of therapeutics marketed by our competitors that are targeted to treatment of CRPS;

•	our ability to leverage our Enhance technology platform to create a pipeline of novel, patentable oral product candidates by modifying the relevant physicochemical properties and performance of intravenous-only and other approved drugs;

•	the possibility that competing products may make T121 or other product candidates we may develop and commercialize obsolete;

•	our expected use of proceeds from this offering; and

•	our estimates regarding our capital requirements and our need for additional financing.

These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. No forward-looking statement is a guarantee of future performance.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

INDUSTRY AND MARKET DATA

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by us and third parties. The industry in which we operate is subject to a high degree of uncertainty and risks due to various factors, including those described in the section titled “Risk Factors.”

In addition, some of the information in this prospectus is derived by surveys conducted on our behalf with physicians who treat patients with CRPS. Due to the limits on the number of physicians surveyed, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in these surveys, the information gathered in these surveys may not be indicative or reflective of all physicians treating CRPS if a broader survey were conducted.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of             shares of common stock in this offering will be approximately $             million at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds will be approximately $             million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease the net proceeds to us by $             million, assuming no change in the assumed initial public offering price of $             per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $             million of the net proceeds from this offering to fund our clinical trials for T121, including two, double-blind, placebo-controlled, multisite Phase 3 clinical trials to evaluate the safety and efficacy of T121 for the treatment of pain associated with CRPS. We currently anticipate that the net proceeds from this offering together with our expected cash balances will be sufficient to complete these two Phase 3 clinical trials. However, the actual amount of funds that we will need will be determined by many factors, some of which are outside of our control. To the extent the net proceeds of this offering and our cash balances are insufficient to complete our planned clinical trials and fund our other operations, we plan to seek to raise additional funds through the sale of equity or debt securities, incurrence of indebtedness, strategic collaborations or a combination thereof. See “Risk Factors—We will need additional capital to support our growth, which may be difficult to obtain and restrict our operations and would result in additional dilution to our stockholders.”

We expect to use the remainder of any net proceeds from this offering for research and development using our Enhance platform to create a pipeline of novel, patentable oral product candidates by modifying the relevant physicochemical properties and performance of intravenous-only and other approved drugs, patent-related expenses, working capital and other general corporate purposes, including the costs of operating as a public company. Depending upon the amount of net proceeds we receive from this offering, we intend to evaluate our early stage product candidate, T109, and our exploratory programs to determine which programs to advance based on target indication, regulatory pathway, market opportunity and other strategic considerations.

Our expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions, which could change in the future as our plans and business conditions evolve. The amount and timing of our actual expenditures will depend upon numerous factors, including the timing of regulatory submissions and the feedback from regulatory authorities, the results of our research and development efforts and the timing and success of our nonclinical studies, current clinical studies or clinical studies we may commence in the future. As a result, our management will have broad discretion over the use of the net proceeds from this offering. Although we may use a portion of the net proceeds of this offering for the acquisition or licensing, as the case may be, of additional technologies, other assets or businesses, or for other strategic investments or opportunities, we have no current understandings, agreements or commitments to do so.

Pending the use of the proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit or government securities.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors. In addition, any future indebtedness that we may incur could preclude us from paying dividends. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2016:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 961,180 shares of common stock immediately prior to the closing of this offering, (ii) 335,716 shares of common stock issuable upon the conversion of convertible promissory notes outstanding with an aggregate principal and accrued interest amount of $3,921,165 at a conversion price of $11.68 per share, which will occur automatically immediately prior to the closing of this offering and (iii) shares of common stock issuable upon the net exercise of warrants outstanding at an exercise price of $11.68 per share, which will occur automatically immediately prior to the closing of this offering, to be determined based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	on a pro forma as adjusted basis to give further effect to the sale of shares of our common stock offered in this offering, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with our financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the heading “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	March 31, 2016
		(Unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted
Cash	$148,861	$148,861

Convertible debt	2,468,005	–
Preferred stock warrant liability	3,351,407	–
Convertible preferred stock	8,986,832	–

Stockholders’ equity (deficit):
Common stock, par value $0.001 per share; 3,314,358 authorized, 1,112,427 shares issued and outstanding actual; shares authorized, shares issued and outstanding pro forma; shares authorized, shares issued and outstanding pro forma as adjusted	1,112	1,112
Additional paid-in capital	2,112,947	16,919,191
Accumulated deficit	(17,499,322)	(17,499,322)

Total stockholders’ equity (deficit)	(15,385,263)	(579,019)

Total capitalization	$(579,019)	$(579,019)

The information above is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the estimated price range shown on the cover page of this prospectus, would increase (decrease) the amount of cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization on a pro forma as adjusted basis by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares offered by us would increase (decrease) cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization on a pro forma as adjusted basis by approximately $             million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock set forth in the table above is based on             shares of common stock outstanding as of March 31, 2016 and excludes the following:

•	98,075 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2016 at a weighted-average exercise price of $0.96 per share;

•	shares of common stock reserved for future issuance under our 2016 Stock Option and Incentive Plan, or the 2016 Plan; and

•	shares of common stock reserved for the future issuance under our 2016 Employee Stock Purchase Plan, which will become effective upon the closing of this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

We had a historical net tangible book value (deficit) of $(15.4) million, or $(13.83) per share of common stock, as of March 31, 2016. Our historical net tangible book value (deficit) represents total tangible assets less total liabilities and convertible preferred stock. Our net tangible book value per share is our net tangible book value, divided by the number of shares of our common stock outstanding as of March 31, 2016.

The pro forma net tangible book value of our common stock as of March 31, 2016 was $         million or $         per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 961,180 shares of common stock immediately prior to the closing of this offering, (ii) 335,716 shares of common stock issuable upon the conversion of convertible promissory notes outstanding with an aggregate principal and accrued interest amount of $3,921,165, at a conversion price of $11.68 per share, which will occur automatically immediately prior to the closing of this offering and (iii)             shares of common stock issuable upon the automatic net exercise of warrants outstanding at an exercise price of $11.68 per share, which will occur automatically immediately prior to the closing of this offering, to be determined based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

After giving further effect to the sale of          shares of common stock in this offering and at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2016 would have been $         million, or $         per share of common stock. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors participating in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2016	$(13.83)
Increase in net tangible book value per share attributable to the pro forma adjustments

Pro forma net tangible book value per share as of March 31, 2016
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma as adjusted net tangible book value per share, after giving effect to This offering

Dilution of pro forma as adjusted net tangible book value per share to new investors		$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value by approximately $         million, the pro forma as adjusted net tangible book value per share by approximately $         and the dilution to investors purchasing shares in this offering by approximately $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, each increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease our pro forma as adjusted net tangible book value by approximately $         million, the pro forma as adjusted net tangible book value per share by approximately $         and the dilution to investors purchasing shares in this offering by approximately $         per share, assuming no change in the assumed initial public offering price of $         per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares, you will experience further dilution.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2016, the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders by investors participating in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus. As the table illustrates, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares purchased			Total consideration			Average price per share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%		$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $         million and increase or decrease the percentage of total consideration paid by new investors by approximately     %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease the total consideration paid by new investors by $         million and increase or decrease the percentage of total consideration paid by new investors by approximately     %, assuming no change in the assumed initial public offering price of $         per share.

If the underwriters exercise their option to purchase additional shares in full, pro forma as adjusted net tangible book value as of March 31, 2016 will increase to $         million, or $         per share, representing an increase to existing stockholders of $         per share, and there will be an immediate dilution of an $         per share to new investors.

The number of shares of our common stock to be outstanding after this offering is based on          shares of our common stock outstanding as of March 31, 2016 and excludes the following:

•	98,075 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2016 at a weighted-average exercise price of $0.96 per share;

•	shares of common stock reserved for future issuance under our 2016 Stock Option and Incentive Plan, or the 2016 Plan; and

•	shares of common stock reserved for the future issuance under our 2016 Employee Stock Purchase Plan, which will become effective upon the closing of this offering.

New investors will experience further dilution if any of our outstanding options are exercised, new options are issued and exercised under our equity incentive plans or we issue additional shares of common stock, other equity securities or convertible debt securities in the future.

SELECTED FINANCIAL DATA

The following tables set forth selected financial data for the periods and at the dates indicated. The selected statements of operations data for the years ended December 31, 2014 and 2015 and the balance sheet data as of December 31, 2014 and 2015 are derived from our audited financial statements appearing elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2015 and March 31, 2016 and the balance sheet data as of March 31, 2016 are derived from our unaudited interim financial statements included elsewhere in this prospectus. Our unaudited interim financial statements were prepared on the same basis as our audited financial statements and include, in our opinion, all normal recurring adjustments necessary for the fair presentation of the financial information set forth in those statements. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	For the Years Ended December 31,		For the Three Months Ended March 31,
	2014	2015	2015	2016
			(Unaudited)
Consolidated Statements of Operations Data:
Revenue:
Service revenue	$–	$–	$–	$170,000

Total revenue	–	–	–	170,000

Operating expenses:
Research and development	1,729,194	708,571	238,969	128,562
General and administrative	708,165	1,149,412	218,622	388,528

Total operating expenses	2,437,359	1,857,983	457,591	517,090

Loss from operations	(2,437,359)	(1,857,983)	(457,591)	(347,090)
Other (income) expense:
Change in fair value of convertible debt	(361,611)	372,849	54,733	100,037
Change in fair value of preferred stock warrants liability	(282,016)	887,246	100,930	135,847

Net loss	$(1,793,732)	$(3,118,078)	$(613,254)	$(582,974)

Per share information:
Net loss per share of common stock, basic and diluted	$(1.71)	$(2.95)	$(0.59)	$(0.54)

Weighted average shares outstanding, basic and diluted	1,046,163	1,057,286	1,044,690	1,072,427

Pro forma net loss per share of common stock—basic and diluted (unaudited)

Pro forma weighted average shares outstanding (unaudited)

	As of December 31,		March 31, 2016
	2014	2015
			(Unaudited)
Balance Sheet Data:
Cash	$779,362	$202,420	$148,861
Working capital (deficit)	607,909	(250,492)	(1,253,197)
Total assets	839,191	256,321	873,509
Convertible debt	1,262,619	2,357,968	2,468,005
Preferred stock warrant liability	2,328,314	3,215,560	3,351,407
Preferred stock	8,986,832	8,986,832	8,986,832
Total stockholders’ equity (deficit)	(11,967,563)	(14,809,247)	(15,385,263)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our accompanying financial statements and related notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical stage biopharmaceutical company focused on developing and commercializing a pipeline of novel, oral therapies designed to solve clinical limitations of existing intravenous only therapies for serious and life threatening conditions. Using our proprietary Enhance technology platform, we developed our lead product candidate, T121, for the treatment of pain associated with complex regional pain syndrome, or CRPS, a debilitating, orphan condition. We plan to initiate the first of two, double blind, placebo-controlled, multisite Phase 3 clinical trials of T121 for the treatment of pain associated with CRPS in the second half of 2016. Using our Enhance technology, we plan to create a pipeline of novel, patentable oral drug therapies by modifying the relevant physicochemical properties of IV-only drugs, which we believe can improve the pharmacokinetics and clinical performance of the original drug.

Through March 31, 2016, we have funded substantially all of our operations through the sale and issuance of our common stock, convertible preferred stock, convertible debt and payments received under our research and development agreement. We have received aggregate net proceeds of $15.0 million through March 31, 2016 from the sale and issuance of our common stock, preferred stock, and convertible debt. We have also received $0.6 million pursuant to a research and development agreement.

As described in their audit report, our independent registered public accounting firm has included an explanatory paragraph that states that we have incurred recurring losses and negative cash flows from operations since inception and have an accumulated deficit at December 31, 2015 of $16.9 million. These matters raise substantial doubt about our ability to continue as a going concern. Our accompanying financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

We will need to raise significant additional capital in the future in order to commence any Phase 3 clinical trials of T121, commercialize T121, if approved, and continue to develop our other product candidates. We believe our existing cash together with the proceeds from this offering will provide adequate financial resources to fund our planned operations through at least                     . We plan to finance our future operations with a combination of proceeds from the issuance of equity securities, the issuance of additional debt, potential collaborations and revenues from potential future product sales, if any. There are no assurances that we will be successful in obtaining an adequate level of financing for the development and commercialization of T121 or any other current or future product candidates. If we are unable to secure adequate additional funding, our business, operating results, financial condition and cash flows may be adversely affected.

We do not have any products approved for sale and have only generated revenues from a research and development agreement we entered into in October 2015. We have incurred operating losses and negative operating cash flows since inception and there is no assurance that we will ever achieve profitable operations, and if achieved, that profitable operations will be sustained. Our net losses were $0.6 million for both of the three-month periods ended March 31, 2015 and 2016 and $1.8 million and $3.1 million for the years ended December 31, 2014 and 2015, respectively. In addition, development activities, clinical and nonclinical testing and commercialization of our product candidates will require significant additional financing.

Components of Our Results of Operations

Revenues

During the three months ended March 31, 2016, we generated $0.2 million of revenue from a research and development agreement we entered into in October 2015. Through March 31, 2016, we had not generated any revenues from commercial product sales. For the foreseeable future, we expect all of our revenue, if any, will be generated from the research and development agreement we entered into in October 2015 and potential future collaboration and licensing agreements. If any of our product candidates currently under development are approved for commercial sale, we may generate revenue from product sales, or alternatively, we may choose to select a collaborator to commercialize our product candidates.

Research and Development Expenses

Research and development expenses consist of expenses incurred in connection with the discovery and development of our product candidates. We expense research and development costs as incurred. These expenses include:

•	expenses incurred under agreements with contract research organizations, or CROs, as well as investigative sites and consultants that conduct our nonclinical studies and clinical trials;

•	expenses incurred under agreement with contract manufacturing organizations, or CMOs, including manufacturing scale-up expenses and the cost of acquiring and manufacturing nonclinical and clinical trial materials and commercial materials, including manufacturing validation batches;

•	outsourced professional scientific development services;

•	employee-related expenses, which include salaries, benefits and stock-based compensation;

•	expenses relating to regulatory activities, including filing fees paid to regulatory agencies;

•	laboratory materials and supplies used to support our research activities; and

•	allocated expenses for utilities and other facility-related costs.

The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the remainder of the development of, or when, if ever, material net cash inflows may commence from T121 or any future product candidates we may develop. This uncertainty is due to the numerous risks and uncertainties associated with the duration and cost of clinical trials, which vary significantly over the life of a project as a result of many factors, including:

•	the number of clinical sites included in the trials;

•	the length of time required to enroll a sufficient number of suitable patients in our clinical trials;

•	the number of doses patients receive;

•	the duration of patient follow-up;

•	the results of our clinical trials and preclinical studies;

•	the establishment of commercial manufacturing capabilities;

•	the receipt of marketing approvals; and

•	the commercialization of product candidates.

Our expenditures are subject to additional uncertainties, including the terms and timing of regulatory approvals. We may never succeed in achieving regulatory approval for T121 or any future product candidates we may develop.

Research and development activities are central to our business model. Product candidates in later stages of clinical development, like T121, generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect our research and development expenses to increase significantly over the next several years as we increase personnel costs, including stock-based compensation, conduct clinical trials and prepare regulatory filings for T121.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive, administrative, finance and legal functions, including stock-based compensation and travel and recruiting expenses. Other general and administrative expenses include facility related costs, patent filing costs and professional fees for business development, legal and tax services and insurance costs.

We anticipate that our general and administrative expenses will increase as a result of increased payroll, expanded infrastructure and higher consulting, legal and tax-related services associated with maintaining compliance with stock exchange listing and Securities and Exchange Commission, or SEC, requirements, accounting and investor relations costs and director and officer insurance premiums associated with being a public company. We also anticipate that our general and administrative expenses will increase in support of our clinical trials for T121. Additionally, if and when we believe a regulatory approval of T121 appears likely, we anticipate an increase in payroll and expense as a result of our preparation for commercial operations.

Change in Fair Value of Convertible Debt

Convertible debt is recorded at fair value and is subject to re-measurement at each balance sheet date. We recognize any change in fair value in our statements of operations as a change in fair value of the debt.

Change in Fair Value of Preferred Stock Warrant Liability

Warrants to purchase our preferred stock are classified as liabilities and recorded at fair value. The warrants are subject to re-measurement at each balance sheet date and we recognize any change in fair value in our statements of operations as a change in fair value of the liability.

Income Taxes

As of December 31, 2015, we had $14.5 million and $17.3 million of federal and state operating loss carryforwards, respectively, and $0.4 million of federal research tax credit carryforwards available to offset future taxable income or tax, respectively. These net operating loss and research tax credit carryforwards will begin to expire in 2027. The Tax Reform Act of 1986, or the Act, provides for limitations on the use of net operating loss and research and development tax credit carryforwards following certain “ownership changes” (as defined by the Act) that could limit our ability to utilize these carryforwards. We may have experienced various ownership changes as a result of past financings. Accordingly, our ability to utilize the aforementioned carryforwards may be limited. Additionally, U.S. tax laws limit the time during which these carryforwards may be applied against future taxes. Therefore, we may not be able to take full advantage of these carryforwards for federal income tax purposes.

The closing of this offering, together with private placements and other transactions that have occurred since our inception, may trigger, or may have already triggered, an ownership change pursuant to Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended. If an ownership change is triggered, it will limit our ability to use some of our net operating loss and research tax credit carryforwards. In addition, since we will need to raise substantial additional funding to finance our operations, we may undergo further ownership changes in the future, which could further limit our ability to use net operating loss carryforwards. As a result, if we generate taxable income, our ability to use some of our net operating loss carryforwards to offset U.S. federal taxable income may be subject to limitations, which could result in increased future tax liability to us.

Results of Operations

Comparison of the Three Months Ended March 31, 2015 and March 31, 2016

Research and Development Expense

The majority of our research and development resources have been focused on our lead product candidate, T121, and in the three months ended March 31, 2015 and 2016 the substantial majority of our research and development expense related to the development of T121. We do not currently utilize a formal time allocation system to capture expenses on a project-by-project basis because we are organized and record expense by functional department and our employees may allocate time to more than one development project. Accordingly, we do not allocate expenses to individual projects or product candidates, although we do allocate some portion of our research and development expenses by functional area as shown below.

The following table summarizes our research and development expenses by functional area for the three months ended March 31, 2015 and 2016:

	Three months ended March 31,
	2015	2016
	(Unaudited)
Clinical and nonclinical development	$47,060	$5,488
Personnel costs	152,285	100,646
Stock-based compensation	9,814	6,341
Regulatory affairs	17,432	3,000
Other	12,378	13,087

Total research & development expenses	$238,969	$128,562

Research and development expenses were $0.2 million for the three months ended March 31, 2015, compared to $0.1 million for the three months ended March 31, 2016. Our clinical and nonclinical development costs decreased by approximately $42,000 due primarily to the completion of our preparatory work for our pre-investigational new drug, or IND, meeting with the U.S. Food and Drug Administration, or the FDA, in the first quarter of 2015 related to the use of T121 in in CRPS. Our personnel costs decreased by approximately $52,000 due to voluntary reductions in salaries.

General and Administrative Expense

General and administrative expenses were $0.2 million for the three months ended March 31, 2015, compared to $0.4 million for the three months ended March 31, 2016. The increase of $0.2 million was primarily related to a $0.1 million increase in advisory fees related to financing our ongoing operations and a $0.2 million increase in costs incurred in anticipation of becoming a public company. These increases were partially offset by a $0.1 million decrease in personnel costs as a result of voluntary reductions in salaries.

Change in Fair Value of Convertible Debt

During both the three months ended March 31, 2015 and 2016, we recorded an expense of $0.1 million related to the increase in fair value of our convertible debt instruments. The increase in fair value was primarily attributable to the increase in our enterprise value in both periods, which increases the value of the holder’s conversion rights.

Change in Fair Value of Preferred Stock Warrant Liability

During both the three months ended March 31, 2015 and 2016, we recorded an expense of $0.1 million related to the increase in fair value of our preferred stock warrant liability. The increase in fair value is primarily due to the increase in fair value of our Series A-1 convertible preferred stock in both periods.

Comparison of the Years Ended December 31, 2014 and December 31, 2015

Research and Development Expense

The majority of our research and development resources have been focused on our lead product candidate, T121, and in the years ended December 31, 2014 and 2015 the substantial majority of our research and development expense related to the development of T121. We do not currently utilize a formal time allocation system to capture expenses on a project-by-project basis because we are organized and record expense by functional department and our employees may allocate time to more than one development project. Accordingly, we do not allocate expenses to individual projects or product candidates, although we do allocate some portion of our research and development expenses by functional area as shown below.

The following table summarizes our research and development expenses by functional area for the years ended December 31, 2014 and 2015:

	Years ended December 31,
	2014	2015
Clinical and nonclinical development	$912,369	$94,869
Personnel costs	567,290	432,931
Stock-based compensation	30,320	85,014
Regulatory affairs	167,376	44,643
Other	51,839	51,114

Total research & development expenses	$1,729,194	$708,571

Research and development expenses were $1.7 million for the year ended December 31, 2014, compared to $0.7 million for the year ended December 31, 2015. Our clinical and nonclinical development costs decreased by $0.8 million due primarily to the completion of our Phase 1 clinical trial of T121 in 2014. Our personnel costs decreased by $0.1 million and stock-based compensation increased by $0.1 million. Our regulatory affairs and other costs decreased by $0.1 million due to the completion of our preparatory work for our pre-investigational new drug, or IND, meeting with the U.S. Food and Drug Administration, or the FDA, in the first quarter of 2015 related to the use of T121 in CRPS and the completion of our application to the FDA in the fourth quarter of 2014 for orphan drug designation of T121 for the treatment of CRPS, which designation was subsequently approved in 2015.

General and Administrative Expense

General and administrative expenses were $0.7 million for the year ended December 31, 2014, compared to $1.1 million for the year ended December 31, 2015. The increase of $0.4 million was primarily related to a $0.2 million increase in advisory fees related to financing our ongoing operations, a $0.2 million increase in marketing expenses related to a commercial assessment of T121 for the treatment CRPS, and an increase of $0.1 million in legal and travel expenses. These increases were partially offset by a decrease of $0.1 million in compensation due to voluntary reductions in salaries.

Change in Fair Value of Convertible Debt

During the year ended December 31, 2014, we recorded income of $0.4 million related to the decrease in fair value of our convertible debt instruments. The decrease in fair value was primarily attributable to the discount between the stated interest rate and current market rates of interest for similar debt instruments.

During the year ended December 31, 2015, we recorded an expense of $0.4 million related to the increase in the fair value of our convertible debt instruments. The increase in fair value was primarily attributable to the increase in our enterprise value, which increases the value of the holder’s conversion rights.

Change in Fair Value of Preferred Stock Warrant Liability

During the year ended December 31, 2014, we recorded income of $0.3 million related to the decrease in fair value of our preferred stock warrant liability compared to an expense of $0.9 million during the year ended December 31, 2015. The decrease in fair value in 2014 was primarily attributable to the expiration of warrants in August 2014 and the increase in fair value in 2015 is primarily due to the increase in fair value of our Series A-1 convertible preferred stock in 2015.

Liquidity and Capital Resources

Since inception, we have incurred net losses and negative cash flows from our operations. Through March 31, 2016, we have funded substantially all of our operations through receipt of $15.0 million in net proceeds upon the sale and issuance of our common stock, preferred stock and convertible debt. We have also received $0.6 million pursuant to a research and development agreement. As of March 31, 2016, we had an accumulated deficit of $17.5 million and had a cash balance of $0.1 million. We have not generated any revenue from product sales.

As described in their audit report, our independent registered public accounting firm has included an explanatory paragraph that states that we have incurred recurring losses and negative cash flows from operations since inception. These matters raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty. We anticipate incurring additional losses until such time, if ever, that we can generate significant sales of our product candidates currently in development. We will need substantial additional financing to fund our operations and to commercially develop our product candidates. Management is currently evaluating different strategies to obtain the required funding for future operations. These strategies may include, but are not limited to: private placements of equity or debt, payments from potential strategic research and development, licensing or marketing arrangements with pharmaceutical companies, and public offerings of equity, including this offering, or debt securities. There can be no assurance that these future funding efforts will be successful.

Our future operations are highly dependent on a combination of factors, including (i) the timely and successful completion of additional financing discussed above, (ii) our ability to complete revenue-generating partnerships with pharmaceutical companies, (iii) the success of our research and development, (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies, and, ultimately, (v) regulatory approval and market acceptance of T121 and any future product candidates we may develop.

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	Years ended December 31,		Three months ended March 31,
	2014	2015	2015	2016
			(Unaudited)
Net cash used in operating activities	$(2,453,480)	$(1,297,909)	$(437,446)	$(63,559)
Net cash provided by financing activities	2,405,051	720,967	–	10,000

Net decrease in cash	$(48,429)	$(576,942)	$(437,446)	$(53,559)

Operating Activities

During the three months ended March 31, 2015, we used $0.4 million of cash in operating activities, primarily resulting from our net loss of $0.6 million, partially offset by $0.2 million of noncash charges from changes in the fair value of our convertible debt and preferred stock warrant liabilities.

During the three months ended March 31, 2016, we used $0.1 million of cash in operating activities, primarily resulting from our net loss of $0.6 million, partially offset by $0.2 million of noncash charges from changes in the fair value of our convertible debt and preferred stock warrant liabilities, and $0.3 million in net cash inflows from changes in our operating assets and liabilities. The change in our operating assets and liabilities were primarily due to an increase in our accounts payable as a result of our cash flow management and an increase in deferred revenue for payments received under research and development agreement entered into in October 2015.

During the year ended December 31, 2014, we used $2.5 million of cash in operating activities, primarily resulting from our net loss of $1.8 million, $0.6 million of noncash income from changes in the fair value of our convertible debt and preferred stock warrant liabilities, and $0.2 million in net cash outflows from changes in our operating assets and liabilities, partially offset by $0.1 million of non-cash depreciation and stock-based compensation expense. The change in our operating assets and liabilities were primarily due to a decrease in our accounts payable and accrued expenses as we completed our Phase 1 clinical trial of T121 in the fourth quarter of 2014.

During the year ended December 31, 2015, we used $1.3 million of cash in operating activities, primarily resulting from our net loss of $3.1 million partially offset by $1.5 million of noncash charges from changes in the fair value of our convertible debt and preferred stock warrant liability as well as non-cash depreciation and stock-based compensation expense and $0.3 million in net cash provided by changes in our operating assets and liabilities. The change in our operating assets and liabilities were primarily due to the to increases in deferred revenue upon receipt of upfront payments under our research and development agreement offset by decreases in accounts payable and accrued expenses due to the timing of our vendor payments.

Financing Activities

During the three months ended March 31, 2016, net cash provided by financing activities was $10,000, attributable to $10,000 received upon the issuance of convertible debt. There were no financing activities during the three months ended March 31, 2015.

During the year ended December 31, 2014, net cash provided by financing activities was $2.4 million, primarily attributable to $1.7 million of proceeds received upon the issuance of convertible debt and warrants and $0.7 million of proceeds received upon the exercise of preferred stock warrants.

During the year ended December 31, 2015, net cash provided by financing activities was $0.7 million, primarily attributable to the issuance of convertible debt and warrants.

Funding Requirements

We plan to focus in the near term on the development, regulatory approval and potential commercialization of T121. We anticipate we will incur net losses and negative cash flow from operations for the next several years as we seek to complete clinical development of T121 and continue research and development on additional product candidates. In addition, we plan to continue to invest in development efforts to explore additional product candidates, potentially build commercial capabilities and expand our corporate infrastructure. We may not be able to complete the development and initiate commercialization of these programs if, among other things, our clinical trials are not successful or if the FDA does not approve T121 or any future product candidates when we expect, or at all.

Our primary uses of capital are, and we expect will continue to be, compensation and related expenses, clinical costs, external research and development services, laboratory and related supplies, legal and other regulatory expenses and administrative and overhead costs. Our future funding requirements will be heavily determined by the resources needed to support development of T121 and future product candidates.

Following this offering, we will be a publicly traded company and will incur significant legal, accounting and other expenses that we were not required to incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules adopted by the SEC and The NASDAQ Stock Market, require public companies to implement specified corporate governance practices that are currently inapplicable to us as a private company. We expect these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

We believe our existing cash together with the proceeds from this offering will provide adequate financial resources to fund our planned operations through at least                     . We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. We may need to raise additional capital in order to complete any Phase 3 clinical trials of T121, receive approval for and commercialize T121, if approved, and commence clinical trials for any other product candidates we may develop. We plan to finance our future operations with a combination of proceeds from the issuance of equity securities, the issuance of additional debt, potential collaborations and revenues from potential future product sales, if any. If we raise additional capital through the sale of equity or convertible debt securities, your ownership will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common stock. There are no assurances that we will be successful in obtaining an adequate level of financing for the development and commercialization of T121 or any other product candidates. If we are unable to secure adequate additional funding, our business, operating results, financial condition and cash flows may be adversely affected.

Because of the numerous risks and uncertainties associated with research, development and commercialization of T121 and future product candidates we may develop, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on many factors, including:

•	the scope, progress, results and costs of researching and developing our product candidates, and conducting nonclinical studies and clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals for our product candidates;

•	the cost of manufacturing our product candidates and any drugs we successfully commercialize;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and

•	the timing, receipt and amount of sales of, or milestone payments related to or royalties on, future product candidates, if any.

See “Risk Factors” for additional risks associated with our substantial capital requirements.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at December 31, 2015 and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Total	Less than One Year	1-3 Years	3-5 Years	More than 5 Years
Convertible debt(1)	$4,032,275	$–	$1,880,731	$2,151,544	$–
Operating leases(2)	16,000	12,000	4,000	–	–

Total contractual obligations	$4,048,275	$12,000	$1,884,731	$2,151,544	$–

(1)	We account for our convertible debt at fair value. The above table represents the notional principal and interest balances.
(2)	The table above excludes the month to month lease for our laboratory facilities in Florida, with a monthly rent of $3,210.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risks in the ordinary course of our business. As of March 31, 2016, we had $0.1 million of cash and we had convertible debt obligations and accrued interest with a total face value of $3.9 million. Our cash is deposited in accounts at two financial institutions, and amounts may exceed federally insured limits. We do not believe we are exposed to significant credit risk due to the financial strength of the depository institutions in which the cash is held. As a result, a change in market interest rates would not have a material impact on our financial position or results of operations.

Critical Accounting Policies and Use of Estimates

We have based our management’s discussion and analysis of financial condition and results of operations on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including those related to research and development expenses, the estimated fair value of convertible debt and preferred stock warrants and stock-based compensation. We base our estimates on historical experience and on various other factors that we believe to be appropriate under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully discussed in Note 3 to our audited financial statements appearing at the end of this prospectus, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Research and Development Expenses

We expense research and development costs as incurred. We rely heavily on third parties to conduct nonclinical studies and clinical trials, as well as for the manufacture of our clinical trial supplies. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as subject enrollment, clinical site activations or information provided to us by our vendors with respect to their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid or accrued research and development expense, as the case may be.

Estimated Fair Value of Convertible Debt

We account for conversion options embedded in our convertible preferred debt in accordance with Accounting Standards Codification, or ASC, 480, “Distinguishing Liabilities from Equity”, ASC 815, “Derivatives and Hedging”, and Accounting Standards Updates, or ASU, 2014-16, an update to ASC 815. We evaluate our convertible debt, on the date of issuance, for embedded derivatives that may require bifurcation from the host to be accounted for as derivatives. Based on our analysis and eligibility, we may elect to account for the entire debt instrument at fair value. This election is done on an instrument by instrument basis and is irrevocable. At the end of each reporting period, changes in the estimated fair value during the period are recorded in our statement of operations. We will continue to adjust our debt for change in fair value until the obligation is settled. The estimated fair value of convertible debt is primarily determined based on the fair value of the preferred stock it is convertible into.

Estimated Fair Value of Preferred Stock Warrants

Warrants for shares that are contingently redeemable, such as our Series A-1 convertible preferred stock, are accounted for as freestanding financial instruments. These warrants are classified as liabilities on our balance sheet and are recorded at their estimated fair value. At the end of each reporting period, changes in the estimated fair value during the period are recorded in our statement of operations. We will continue to adjust these liabilities for changes in fair value until the earlier of the expiration or the exercise of the warrants. The estimated fair value of preferred stock warrants is primarily determined based on the fair value of our preferred stock.

Fair Value of Stock-Based Compensation

We account for grants of stock options and restricted stock to employees and directors based on their grant date fair value and recognize compensation expense over the vesting periods. We estimate the fair value of stock options as of the date of grant using the Black-Scholes option pricing model, and we estimate the fair value of restricted stock based on the fair value of the underlying common stock as determined by our board of directors or the value of the services provided, whichever is more readily determinable. Stock options and restricted stock awards issued to non-employees are subject to revaluation over their vesting terms. The Black-Scholes valuation model requires the use of subjective assumptions which determine the fair value of stock-based awards.

We recognized stock-based compensation expense of $21,899 and $6,918 for the three months ended March 31, 2015 and 2016, respectively. We recognized stock-based compensation expense of $0.1 million and $0.3 million for the years ended December 31, 2014 and 2015, respectively. As of March 31, 2016, total compensation cost related to unvested stock options not yet recognized in our financial statements was approximately $0.2 million. Of this amount, $52,000 will be expensed over the next 4 years. The remaining $104,000 relates to performance based awards that will vest and be expensed upon the achievement of the performance condition. At March 31, 2016, total compensation cost related to unvested restricted stock grants not yet recognized in our financial statements was approximately $0.3 million and will be recognized upon completion of performance conditions. We expect to continue to grant stock options and restricted stock in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

The Black-Scholes option pricing model requires the use of subjective assumptions which are used to determine the estimated fair value of stock options, including the expected term and price volatility of the underlying stock. These assumptions include:

•	the expected volatility is based on historical volatilities of similar entities within our industry which were commensurate with the expected term assumption as described in SAB, No. 107;

•	the risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected term;

•	the expected term of options with service-based vesting is determined using the “simplified” method, as prescribed in SEC’s Staff Accounting Bulletin, or SAB, No. 107, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option due to our lack of sufficient historical data; and

•	the estimated annual dividend yield is 0% because we have not historically paid, and do not expect for the foreseeable future to pay, a dividend on our common stock.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted:

	December 31,
	2014	2015
Risk free interest rate	1.98%	2.15%
Expected term (in years)	7.04	10.00
Expected volatility	67.00%	69.05%
Annual dividend yield	0.00%	0.00%
Fair value of common stock	$7.66	$10.16

We expect to continue to use judgment in evaluating the expected volatility and expected terms utilized for our stock option compensation calculations on a prospective basis.

In May 2016, the Board approved the grant of options to purchase 264,400 shares of common stock to employees and non-employees of which 186,400 are time-based options that vest generally over one to four years and 78,000 are performance-based and vest based on various conditions, including successful completion of certain clinical milestones and completion of an IPO. The options had an estimated weighted-average grant date fair value of $6.18 per option. The grant date fair value of each option grant was estimated using the Black-Scholes option-pricing model using the following weighted-average assumptions:

Risk free interest rate	1.36%
Expected term (in years)	6.19
Expected volatility	64.50%
Annual dividend yield	0.00%
Fair value of common stock	$10.47

The estimated aggregate value of these awards was $1.6 million, of which $1.1 million pertained to time-based vesting awards that will be expensed over the next four years. The remaining $0.5 million relates to performance-based awards that will vest and be expensed upon the achievement of the performance conditions.

Fair Value of our Common and Preferred Stock

In the absence of a public trading market for our common stock, we develop an estimate of the fair value of our common and preferred stock for the option and restricted stock grants and in determining the fair value of convertible debt and preferred stock warrant liabilities based in part on input from an independent third-party valuation firm. We determined the fair value of our common and preferred stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants (AICPA) Practice Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the Practice Guide. In addition, our board of directors considered various objective and subjective factors, along with input from management and an independent third-party valuation firm, to estimate the fair value of our common stock, including external market conditions affecting the pharmaceutical industry, trends within the pharmaceutical industry, the prices at which we sold shares of our different series of preferred stock, our results of operations and financial position, the status of our research and development efforts and progress of our nonclinical programs, our stage of development and business strategy, the lack of an active public market for our common and our preferred stock, and the likelihood of achieving a liquidity event.

The Practice Guide identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common and preferred stock. In determining a fair value for our common and preferred stock, at various times we primarily used the probability-weighted expected return method, or PWERM, which is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

There are significant judgments and estimates inherent in the determination of the estimated fair value of our common and preferred stock. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per share could have been significantly different.

Following the completion of this offering, our board of directors will determine the fair value of each underlying share of common stock based on the closing price of shares of our common stock as reported on the date of grant or measurement date, as applicable.

Internal Controls and Procedures

We will be required, pursuant to Section 404(a) of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the year following our first annual report required to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by management over our internal control over financial reporting. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” if we take advantage of the exemptions contained in the Jumpstart Our Business Startups Act of 2012, or JOBS Act.

We have not initiated the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing or any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are designed and operating effectively, which could result in a loss of investor confidence in the accuracy and completeness of our financial reports. This could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

JOBS Act Accounting Election

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have irrevocably elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards when they are required to be adopted by public companies that are not emerging growth companies.

Recently Issued and Adopted Accounting Pronouncements

On March 30, 2016, the Financial Accounting Standards Board, or FASB, issued ASU 2016-09, Compensation—Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for employee share-based payment transactions including the accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statement of cash flows. The new guidance also contains two practical expedients under which nonpublic entities can use the simplified method to estimate the expected term of an award and make a one-time election to switch from fair value measurement to intrinsic value measurement for liability-classified awards. The guidance is applicable to public business entities for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. We are evaluating the effect that ASU 2016-09 will have on our financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-06, Contingent Put and Call Options in Debt Instruments. The FASB issued final guidance clarifying that the assessment of whether an embedded contingent put or call option is clearly and closely related to the debt host only requires an analysis of the four-step decision sequence outlined in ASC 815-15-25-42. Entities are required to apply the guidance to existing debt instruments (or hybrid financial instruments that are determined to have a debt host) using a modified retrospective transition method as of the period of adoption. The guidance is applicable to public business entities for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. We early adopted this guidance for all periods presented and there was no impact on our results of operations, financial position or cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The FASB issued the update to require the recognition of lease assets and liabilities on the balance sheet of lessees. The standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within such fiscal years. The ASU requires a modified retrospective transition method with the option to elect a package of practical expedients. Early adoption is permitted. We are evaluating the potential impact of the adoption of this standard on our results of operations, financial position and cash flows and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments in this update will explicitly require a company’s management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The new standard will be effective in the first annual period ending after December 15, 2016. Early application is permitted. We are currently evaluating the potential impact of the adoption of this standard, but we believe its adoption will have no impact on our results of operations, financial position or cash flows.

BUSINESS

Overview

We are a clinical stage biopharmaceutical company focused on developing and commercializing a pipeline of novel, oral therapies designed to solve clinical limitations of existing intravenous-only therapies for serious and life threatening conditions. Using our proprietary Enhance technology platform, we are developing our lead product candidate, T121, for the management of pain associated with complex regional pain syndrome, or CRPS, a debilitating orphan condition. We plan to initiate the first of two, double blind, placebo-controlled, multisite Phase 3 clinical trials of T121 for the treatment of pain associated with CRPS with approximately 130 patients each in the second half of 2016. We intend to utilize the FDA’s 505(b)(2) regulatory pathway to seek approval of T121 in the United States. Using our Enhance technology, we plan to create a pipeline of novel, patentable oral drug therapies by modifying the relevant physicochemical properties of intravenous-only and other drugs. Through these modifications we believe we can improve the pharmacokinetics and performance of the original drug to solve clinical limitations.

Our lead product candidate, T121, is a novel, non-opioid, oral formulation of zoledronic acid for the management of pain associated with CRPS. Zoledronic acid is the most potent bisphosphonate, a class of drugs known to inhibit osteoclasts, which are key cells involved in the maintenance, repair and remodeling of bone. Zoledronic acid is currently approved in an intravenous, or IV, formulation in the United States for the treatment of bone-related disorders, including certain cancers metastatic to bone and osteoporosis. According to data published in the Oxford Journal of Rheumatology in 2012 and Nature Reviews Clinical Oncology in 2009, bisphosphonates exert pain-reducing and anti-inflammatory effects in patients with CRPS and a variety of bone diseases. T121 is an orally-administered, zoledronic acid molecular complex, formulated as a delayed-release composition, that is released in the gastrointestinal tract and is designed to deliver zoledronic acid into the bloodstream. T121 is protected by a patent portfolio covering composition-of-matter and formulation claims in the United States until 2030. T121 was granted Orphan Drug Designation by the U.S. Food and Drug Administration, or FDA, in April 2015 for the treatment of CRPS.

CRPS is a chronic, regional pain disorder characterized by loss of motor function, changes in skin color and texture, and severe, debilitating extremity pain, the intensity of which can exceed that of childbirth and kidney stones. These CRPS symptoms may lead to depression, suicidal ideation or development of other psychological disorders. Approximately 80,000 people in the United States are diagnosed with CRPS annually.

There are currently no pharmacological therapies approved by the FDA or the European Medicines Agency, or the EMA, for the treatment of CRPS or the pain associated with CRPS. Symptoms are typically managed with a variety of off-label pharmacological therapies, including anticonvulsants, tricyclic antidepressants, which are a group of drugs that affect certain chemicals in the nervous system and treat depressive and other neurologic conditions, opioids and topical pain relief creams. However, current pharmacological therapies have limited efficacy and are associated with safety concerns. The limited efficacy of existing off-label therapies often results in persistent CRPS symptoms, reduced functionality and impaired quality of life. Patients who do not respond to these therapies often progress to invasive and costlier treatment options, such as spinal cord stimulation or intrathecal pain pumps, which are devices that deliver a drug directly to the spinal cord and nervous system.

To better understand the market for the management of pain associated with CRPS, we engaged third parties to survey approximately 100 physicians who treat patients with CRPS and interview representatives of 13 commercial third-party payors. This research indicated a significant unmet need for more effective management of pain associated with CRPS, as none of the current therapies used off label consistently provide meaningful analgesic relief. Surveyed physicians noted that a reduction of pain exceeding 30% would be considered a significant improvement over existing off-label treatment options. If approved, we believe T121 will likely be the first oral therapy available to be marketed in the United States for the management of pain in CRPS patients. We believe the following potential attributes of T121 may make it a best-in-class, first-line therapy for the treatment of CRPS:

•	Potent analgesic effect. Zoledronic acid is the most potent bisphosphonate in all indications in which it has been studied. In prior investigator-initiated studies, IV zoledronic acid was observed to provide up to a 70% pain reduction, the most pain reduction compared to any other bisphosphonate reported in the CRPS literature. In our Phase 1 clinical trial, we observed that administration of T121 as an oral formulation resulted in a similar exposure and pharmacological effect as IV zoledronic acid.

•	Durable response. After IV administration of zoledronic acid, approximately 60% of the active drug remains in the body and is rapidly distributed to the bones within the first 24 hours, with the remainder excreted in urine. The zoledronic acid that is distributed to the bone is released gradually, with an estimated terminal half-life of at least six months. In our Phase 1 clinical trial we observed similar urinary excretion of zoledronic acid within the first 24 hours after oral administration of T121, compared to that of IV zoledronic acid. We therefore believe T121 has the potential to provide long-term pain relief for CRPS patients leading to persistent and prolonged clinical benefits.

•	Oral dosing. We believe T121’s potential dosing regimen of three doses over a 29-day period has a number of advantages compared to IV formulations, including patient convenience, comfort and mobility. In addition, oral formulations may reduce the total healthcare costs of treating CRPS by reducing hospital admissions, the time pharmacists and nurses spend treating CRPS and by potentially reducing the adverse effects more frequently associated with IV therapies.

•	Favorable safety profile. We believe T121 may have a similar safety profile to IV zoledronic acid, which has been administered to more than four million patients worldwide. In our Phase 1 clinical trial, we observed no serious adverse events and no unexpected safety issues related to our novel oral formulation or route of administration relative to IV zoledronic acid.

We plan to conduct two pivotal, double blind, placebo-controlled, multisite Phase 3 clinical trials to evaluate the safety and efficacy of T121 in CRPS patients, with the first to be initiated in the second half of 2016. Based on our discussions with the FDA to date, we believe two pivotal clinical trials will be required to enable an NDA filing. We also intend to pursue registration of T121 in the European Union and plan to meet with the EMA while our first Phase 3 clinical trial is ongoing in the United States.

We intend to commercialize T121, if approved, through a targeted sales force in the United States. There are an estimated 4,000 pain specialists in the United States who treat patients with CRPS. We developed T121 and we retain worldwide rights for its development and commercialization with no royalty obligations to third parties.

Using our Enhance technology, we seek to identify and create a pipeline of novel, patentable oral drug therapies by modifying the relevant physicochemical properties of IV-only and other drugs. While our primary focus is to develop oral formulations of currently approved drugs available only by IV, we believe Enhance can potentially also be used to develop novel drugs to solve additional clinical limitations of other existing therapies. These include drugs that are only available as intramuscular, or IM, and subcutaneous, or SubQ, injectables and oral drugs with poor bioavailability, slow onset of action, high pharmacokinetic variability or poor tolerability.

Our management and advisory team has extensive experience in drug and clinical development and orphan diseases. Members of our executive team have co-founded or been members of the management teams of successful pharmaceutical or scientific companies. In addition to experience across a range of management, finance, and operational fields, members of our executive team have knowledge and experience in orphan diseases and orphan drug development, including as core members of the medical and regulatory teams that successfully developed the orphan drug, Cinryze, which is used to treat hereditary angioedema. We maintain a distinguished board of advisors with experience in drug development and commercialization, many of whom were involved in the development of the original IV zoledronic acid at Novartis. Furthermore, we have built a team of world-class thought leaders in the treatment of CRPS patients to serve as our key opinion leaders. These advisors include the authors of the Budapest criteria, a set of objective guidelines used by physicians worldwide to diagnose CRPS.

Our Strategy

Our goal is to become a leading biopharmaceutical company that develops and commercializes a pipeline of novel, oral therapies designed to solve clinical limitations of IV-only therapies for serious and life threatening conditions. Our strategy includes the following elements:

•	Continue to develop T121 and obtain United States and European Union regulatory approval. Our lead product candidate, T121, was granted Orphan Drug Designation by the FDA in 2015 for the treatment of CRPS and we plan to apply for Fast Track designation and request priority review. We intend to utilize the FDA’s 505(b)(2) regulatory pathway to seek approval of T121 for the management of pain associated with CRPS. We plan to initiate the first of two, double blind, placebo-controlled, multisite Phase 3 clinical trials of T121 for the treatment of pain associated with CRPS in the second half of 2016. Based on our discussions to date with the FDA, we believe two pivotal clinical trials will be required to enable an NDA filing. We also intend to pursue registration of T121 in the European Union and plan to meet with the EMA while our first Phase 3 clinical trial is ongoing in the United States.

•	Establish T121 as a best-in-class, first-line therapy for CRPS. There are currently no FDA or EMA approved pharmacological therapies for the treatment of CRPS or the pain associated with CRPS, creating a significant unmet clinical need in this indication. We believe T121 has the potential to overcome a number of limitations of current off-label therapies. If we are able to demonstrate a potent analgesic effect, a durable response and a favorable safety profile, we believe we may be able to drive considerable market adoption of T121.

•	Build sales and marketing infrastructure to maximize the commercial potential for T121. We retain worldwide rights to develop and commercialize T121. We intend to commercialize T121 for CRPS, if approved, through a targeted sales force of approximately 50 sales representatives, to effectively market to an estimated 4,000 pain specialists in the United States. We intend to support the commercialization of T121 with robust medical affairs and marketing efforts, including publications and educational materials directed to CRPS key opinion leaders and prescribers, and cooperative programming with patient advocacy groups.

•

Use our Enhance technology to develop a pipeline of novel oral therapies. Through our Enhance technology, we plan to focus on developing a pipeline of novel, patentable oral drug therapies by modifying the relevant physicochemical properties of IV-only drugs. We also believe we can use Enhance to develop novel drugs to solve additional clinical limitations of other existing therapies. These include drugs that are only available as intramuscular and subcutaneous injectables and oral drugs with poor bioavailability, slow onset of action, high pharmacokinetic variability or poor tolerability. Furthermore, our Enhance technology enables the development of novel molecular complexes for which we believe we can secure intellectual property protection, including composition-of-matter patents, conferring high barriers to entry and the potential to maximize the commercial value of future products we may develop.

•	Pursue drug development strategies targeting shorter development timelines and lower associated expenses. We seek to develop product candidates that target commercially attractive patient markets with high unmet needs. Our drug development strategy is focused on utilizing the FDA’s 505(b)(2) regulatory pathway to seek approval in the United States. This pathway enables us to rely, in part, on previously published studies or the FDA’s prior findings of safety and efficacy for approved products that share the same active moiety as our potential product candidates. We believe this approach may allow us to develop T121, and future product candidates, in a more cost-effective and lower risk manner than traditional development of new chemical entities.

•	Explore other geographic and market opportunities for T121 and future product candidates. We intend to explore collaborations and partnerships for commercialization of T121 and any future product candidates outside of the United States. We may also conduct additional clinical development that would allow us to expand the regulatory approval of T121 into indications other than CRPS, including, for example, osteogenesis imperfecta and bone metastasis. In addition to expanding our pipeline of product candidates internally, we will opportunistically seek to acquire or in-license compounds and technologies that are complementary to our business strategy and technology platform.

Our Enhance Technology Platform

Through our proprietary Enhance technology platform, we seek to identify and create a pipeline of novel, patentable oral drug therapies by modifying the relevant physicochemical properties of IV-only and other drugs. Through these modifications, we believe we can improve the pharmacokinetics and performance of the original drug to solve clinical limitations. To identify potential product opportunities, we rely upon a selection process to evaluate several key characteristics of product candidates, including pharmacokinetic properties, chemical structure, clinical unmet need, intellectual property, regulatory and clinical development pathways, market opportunity and commercialization needs.

Once we have identified a potential candidate, we use our Enhance technology to synthesize new molecular complexes. Specifically, we create a new active drug substance by bonding the original IV drug with a second molecule to form a molecular complex. The molecules that we choose to bond with the active ingredient of the original IV drug, which we refer to as pharmaceutically acceptable molecules, may be included in the FDA’s Inactive Ingredient Database (IID), may be food substances that are deemed Generally Recognized As Safe (GRAS) by the FDA or may be included in the FDA’s Everything Added to Food in the United States (EAFUS) database, and are often molecules that have been used in other drug products approved by the FDA. The resulting new molecular complex may have improved pharmaceutical properties that enable oral administration of the original IV drug. The overall objective is also to induce changes that enhance the overall drug profile including improved drug absorption and clinical performance of the active drug. Our technology enables oral administration of a molecular complex, which subsequently allows the drug to cross the gastrointestinal membrane, enter the bloodstream and reach the intended site of action.

In situations when oral absorption is decreased by limited permeability of the active drug through the gastrointestinal membrane, we have demonstrated the ability to use our Enhance technology to introduce additional permeability enhancers into the drug formulation. Our permeability enhancers can further facilitate the transport of the active drug across the gastrointestinal membrane by relaxing the tight junctions between the cells lining the inner intestinal wall resulting in improved absorption of poorly permeable drugs. In developing our Enhance technology, our goal was to establish the ability to induce transient increases in the permeability of tight junctions, allowing increased drug absorption.

The figure below illustrates the creation of a molecular complex, addition of permeability enhancer, release of drug in the gastrointestinal tract and resulting active drug in the bloodstream.

Our Enhance Technology Enables IV to Oral Drugs

Our Pipeline

The following tables illustrate the stage of development of T121 and T109 and the programs that we are currently evaluating for further development:

*	We have not completed a Phase 2 clinical trial, but the FDA has indicated that two adequate and well controlled clinical trials, in addition to our completed Phase 1 clinical trial, would be required for NDA submission.

T121 for the Treatment of CRPS

Product Candidate Overview

We are developing T121, a novel, non-opioid, oral formulation of a zoledronic acid molecular complex, for the management of pain associated with CRPS. Zoledronic acid is a bisphosphonate currently approved in an IV formulation in the United States for the treatment of bone-related disorders including certain cancers metastatic to bone and osteoporosis. According to data published in the Oxford Journal of Rheumatology in 2012 and Nature Reviews Clinical Oncology in 2009, bisphosphonates exert pain-reducing and anti-inflammatory effects in patients with CRPS and a variety of bone diseases. Zoledronic acid is recognized as the most potent bisphosphonate in all indications in which it has been studied.

T121 is an orally-administered, zoledronic acid DL-lysine monohydrate molecular complex, formulated as a delayed-release composition, that is released in the gastrointestinal tract where the zoledronic acid separates from the DL-lysine and enters into the bloodstream. T121 has been shown to display similar biological effects as the currently approved IV formulation of zoledronic acid. Using our Enhance technology, we developed T121 by bonding zoledronic acid with DL-lysine, a second molecule, in the presence of water to create a novel oral product candidate that is protected by a patent portfolio covering composition-of-matter and formulation. T121 was granted Orphan Drug Designation by the FDA in April 2015 for the treatment of CRPS. We retain worldwide rights to develop and commercialize T121 with no royalty obligations to third parties.

We plan to conduct two pivotal, double blind, placebo-controlled, multisite Phase 3 clinical trials to evaluate the safety and efficacy of T121 in CRPS patients, with the first to be initiated in the second half of 2016.

Overview of CRPS

CRPS is a chronic, regional pain disorder characterized by loss of motor function, changes in skin color and texture, bone demineralization and severe, debilitating extremity pain, the intensity of which can exceed that of childbirth and kidney stones. CRPS impairs daily functioning, negatively impacts quality of life and for many patients the pain and associated loss of function result in significant and sometimes permanent disability. These CRPS symptoms may lead to depression, suicidal ideation, or development of other psychological disorders. Approximately 80,000 people in the United States are diagnosed with CRPS annually.

CRPS typically manifests in an extremity, such as an arm or leg, following injury or trauma. Primary causes of CRPS include bone fracture (44%), soft tissue injury (23%) and surgery (12%). Although the majority of cases affect a single extremity, multiple limbs may be affected and the condition may spread to other regions. CRPS has a score of approximately 45 on the McGill Pain Index, a 0 to 50 scale that measures the severity of pain for various conditions, which is higher than the pain score for first childbirth, amputation of a digit and kidney stones.

CRPS predominantly affects women, with a greater than three-to-one female to male ratio. Although many female patients are postmenopausal, a meaningful number of patients are in their twenties and thirties. Children may also be affected.

Current Treatment Landscape

Patients are often initially treated by a primary care physician or orthopedist. When symptoms persist, a pain specialist typically makes a confirmatory diagnosis according to the Budapest criteria. The Budapest criteria are a set of objective guidelines used to diagnose CRPS based on clinical signs and symptoms.

There are no FDA or EMA approved pharmacological therapies for the treatment of CRPS or the pain associated with CRPS. Physicians generally employ a variety of off-label drug and interventional therapies in these patients, and early intervention in the disease course has a greater likelihood of full or partial symptomatic resolution. A combination of common, off-label neuropathic pain therapies are administered, which may include anticonvulsants, tricyclic antidepressants, low to high-dose opioids and topical pain relief creams. Physical therapy is also utilized to maintain or increase function and range of motion in the affected extremity. Pain specialists will also treat CRPS patients with sympathetic nerve blocks that continue if positive results are observed. For CRPS patients who do not respond to drug therapy, invasive and costlier treatment options, such as spinal cord stimulation or intrathecal pain pumps, may be used. In addition, the FDA recently approved a spinal cord stimulator medical device therapy for the treatment of pain of the lower limbs in adult patients with CRPS. A number of experimental therapies, such as ketamine infusions, may also be tried in patients who do not respond to traditional drug therapies. To date, no pharmacological therapy has been shown to effectively treat the pain associated with CRPS.

Limitations of Current Therapies

The current off-label therapies used to treat patients suffering from CRPS have a number of limitations, including:

•	Limited efficacy of existing off-label therapies. Off-label drug and invasive treatment options have not been studied broadly in CRPS patients and are perceived by practicing physicians to have limited to modest efficacy. Studies evaluating the reduction in pain or symptoms associated with CRPS suggest that the majority of off-label compounds used show little to no evidence of efficacy. The limited efficacy of existing off-label treatments often results in the persistence of CRPS symptoms, reduced functionality and impaired quality of life. Patients who do not respond to these therapies will typically be treated with interventional therapies such as spinal cord stimulators and intrathecal pain pumps, which are more costly and have generally been shown to have limited efficacy in treating CRPS.

•	No FDA or EMA approved drug therapies for CRPS. There are no FDA or EMA approved pharmacological therapies for the treatment of CRPS or the pain associated with CRPS. As a result, current trial-and-error treatment decisions are based on physician preferences and vary based on the particular experience of the prescribing physician. Moreover, the use of off-label therapies may face reimbursement challenges and impose high out-of-pocket costs on patients.

•	Long-term safety concerns and chronic use of opioids. Despite limited efficacy, opioid use for the treatment of pain associated with CRPS remains common. Long-term opioid use is associated with significant safety concerns and health risks such as dependency, addiction, sedation, cardiovascular and respiratory issues and constipation.

•	Administration challenges. Certain therapies currently used to treat CRPS are administered intravenously. Limited access to infusion centers, the high cost and duration of administering IV therapies and the burden to patients to obtain IV treatment compared to other types of treatment have historically constrained the utilization of IV therapies.

To better understand the market for the management of pain associated with CRPS in the United States, we engaged third parties to conduct market research that included interviews and surveys of approximately 100 pain specialists, anesthesiologists, neurologists, physical medicine and rehabilitation specialists and orthopedists as well as representatives of 13 commercial third-party payors. This market research indicated a significant unmet need for more effective management of pain associated with

CRPS, as none of the current therapies used off label consistently provide meaningful analgesic relief. Surveyed specialists noted that a reduction of pain exceeding 30% on the Visual Analogue Scale, or VAS, a common pain intensity scale used in clinical trials, would be considered a significant improvement over existing off-label treatment options. We believe that, if approved, T121 is well positioned to address the significant unmet need confirmed by the interviewed physicians by providing potent, long-term pain relief.

Bisphosphonates for the Treatment of Pain in CRPS

The bisphosphonate class of therapies has been in clinical use for more than 20 years and has a demonstrated record of safety and efficacy in all labeled indications. Bisphosphonates are approved for the treatment of a wide range of benign and malignant bone diseases, including bone metastases associated with solid and hematologic tumors, osteoporosis, Paget’s disease of bone and cancer-related hypercalcemia. Bisphosphonates are inhibitors of osteoclast-mediated bone resorption, with zoledronic acid recognized as the most potent inhibitor in all indications in which it has been studied. More recently, certain bisphosphonates have been used off label in the treatment of CRPS. A number of nonclinical and clinical studies have indicated that bisphosphonates also exert analgesic and anti-inflammatory effects and have been observed to reduce pain associated with a variety of bone diseases. Currently marketed bisphosphonates that have been studied in CRPS patients include pamidronate, alendronate, clodronate, neridronate and zoledronic acid.

A number of mechanisms have been proposed to explain the beneficial effects of bisphosphonates on pain in CRPS patients. Osteoclast hyperactivity and the increased break down of bone tissue, a primary activity inhibited by bisphosphonates, are believed to play a significant role in the pathophysiology of CRPS. As osteoclasts resorb bone, hydrogen ion secretion and the release of growth factors imbedded in bone stimulate pain receptors that create and maintain pain. Consistent with these observations, it has been observed in several studies that the analgesic effects of bisphosphonates may be directly related to the inhibition of osteoclast activity and reduced acid secretion. Inhibition of osteoclast hyperactivity may prevent bone resorption and subsequent release of growth factors thereby providing analgesic effects.

Multiple studies suggest that bisphosphonates might also ameliorate CRPS pain and other symptoms via mechanisms unrelated to bone metabolism. Bisphosphonates have been shown in nonclinical studies to be capable of modulating inflammatory mediators and neuropeptides, such as substance P, as well as having possible direct effects on nociceptive processing, or pain arising from stimulation of nerve cells, and neural transmission. Evidence suggests that many of these targets of bisphosphonates may contribute to CRPS-related clinical symptoms including pain, hyperalgesia, allodynia, edema, skin temperature and color changes, sweating and altered hair growth.

Six controlled studies initiated and conducted independently by research physicians without our involvement, or investigator-initiated studies, involving 224 subjects, and six open-label investigator-initiated studies, have reported efficacy in the treatment of pain associated with CRPS. The six controlled studies of bisphosphonates show linear dose-dependent responses in pain reduction. Using the VAS, pain intensity scores in all studies were reduced between 30% to 70% from baseline. Zoledronic acid showed a 70% VAS score reduction, the highest of any other bisphosphonate drug evaluated within these six clinical trials, consistent with its positon as the most potent bisphosphonate.

Bisphosphonate potency has been studied in relation to inhibition of osteoclast activity and bone resorption. As noted in the table below, zoledronic acid is the most potent bisphosphonate.

Bisphosphonate Relative Potency

Bisphosphonate	Relative Potency*
Clodronate	1
Pamidronate	10
Olpadronate	20-50
Ibandronate	50-100
Alendronate	100-200
Risedronate	200
Zoledronate	1,000

*	Potency relative to that of the bisphosphonate clodronate

Based on this data and numerous animal model studies evaluating the analgesic effects of zoledronic acid, we believe an oral formulation of zoledronic acid would be an ideal product candidate for the treatment of CRPS. The development of an oral formulation of zoledronic acid by other innovators in the past has been met with challenges primarily due to poor oral availability and tolerability, a feature of the bisphosphonates class of drugs in general. In those prior studies, oral formulations of zoledronic acid demonstrated poor absorption and produced significant gastrointestinal toxicity, such as esophageal erosions and gastrointestinal ulcerations. This has limited the use of zoledronic acid to intravenous infusion to achieve the doses required for efficacy and patient tolerability. We believe our oral formulation of zoledronic acid, T121, could address these limitations by potentially providing a therapeutic dose while maintaining a tolerable side effect profile in patients.

Key Attributes of T121

If approved, we believe T121 will likely be the first oral therapy available to be marketed in the United States for the management of pain in CRPS patients and has the potential to be a best-in-class, first-line therapy in this indication. We believe T121 may be able to overcome a number of limitations of current off-label therapies by potentially providing:

•	Potent analgesic effect. IV zoledronic acid is the most potent bisphosphonate in all indications in which it has been studied. In prior investigator-initiated studies, IV zoledronic acid was observed to provide up to 70% pain reduction, the most pain reduction compared to any other bisphosphonate reported in the CRPS literature. In our Phase 1 clinical trial, we observed that T121 administration as an oral, delayed-release tablet formulation resulted in a similar exposure and pharmacological effect as IV zoledronic acid.

•	Durable response. We believe that T121 has the potential to provide long-term pain relief for CRPS patients leading to improved patient outcomes, maintained limb functionality and associated quality of life. After IV administration of zoledronic acid, approximately 60% of the active drug remains in the body and is rapidly distributed to the bones within the first 24 hours, with the remainder excreted in urine. The zoledronic acid that is distributed to the bone is released gradually in a sustained but low systemic exposure, with an estimated terminal half-life of at least six months. In our Phase 1 clinical trial we observed similar urinary excretion of zoledronic acid within the first 24 hours after oral administration of T121, compared to that of IV zoledronic acid. We expect that T121 will also have a prolonged terminal half-life, which we believe will lead to persistent and prolonged clinical benefits.

•	Oral dosing. We believe T121’s potential dosing regimen of three doses over a 29-day period has a number of advantages compared to IV formulations, including patient convenience, comfort and mobility. In addition, oral formulations may reduce the costs of treating CRPS by reducing hospital admissions and the time pharmacists and nurses spend treating CRPS.

•	Favorable safety profile. In our Phase 1 clinical trial, we observed no serious adverse events and no unexpected safety issues related to our novel oral formulation or route of administration relative to IV zoledronic acid. We believe T121 may have a similar safety profile to IV zoledronic acid, which has been administered to more than four million patients worldwide. T121 is formulated as enteric-coated tablets designed to traverse the esophagus, stomach and pylorus resulting in absorption in the small intestine. We believe T121’s delayed-release formulation has the potential to result in reduced side effects and improved gastrointestinal tolerability relative to immediate-release formulations in the stomach.

T121 Nonclinical Studies

We have completed five nonclinical pharmacokinetic studies and three nonclinical toxicological studies with developmental formulations of T121 in beagle dogs, none of which were conducted in accordance with the FDA’s Good Laboratory Practice, or GLP, regulations. In the pharmacokinetic studies, we evaluated drug excipient, amount of drug excipient, various doses of T121, optimal dose proportion of drug excipient to T121 and the effect of food on pharmacokinetic properties. In these studies, we observed that T121 had improved oral bioavailability relative to published data on the active moiety zoledronic acid. In T121 nonclinical toxicological studies, we observed that the enteric coated tablet formulation provided a greater than 15-fold improved safety margin of T121 versus an immediate-release formulation based on no-observed-adverse-effect-levels. Based on the results of these studies, we performed a Phase 1 dose escalation clinical trial using an enteric coated tablet formulation of T121 in healthy post-menopausal women, a demographic population facing a higher risk of CRPS.

Completed Phase 1 Clinical Trial

Our Phase 1 clinical trial was a single dose, open-label, dose-escalation and formulation trial in healthy, postmenopausal women. A total of 71 subjects were enrolled into 12 dose groups. Of the 71 subjects, 58 received a single dose of T121 and 13 received a single dose of commercially available IV zoledronic acid. We determined the dose proportionality, oral bioavailability, pharmacokinetics, pharmacodynamics, and safety of T121 relative to IV zoledronic acid. Key findings and conclusions from the Phase 1 clinical trial of T121 included:

•	improved bioavailability and dose linearity between 64 mg and 384 mg;

•	rapid absorption with peak plasma concentrations at approximately three hours after single-dose administration;

•	T121’s biologic effect was similar to IV zoledronic acid as determined by levels of a bone metabolism biomarker;

•	we observed no serious adverse events or unexpected safety issues related to T121 relative to IV zoledronic acid; and

•	we identified a formulation and dosing regimen of T121 to investigate in our Phase 3 clinical trials.

Urinary N-terminal telopeptide, or uNTX, is released from bone and subsequently excreted in the urine. Elevated levels of uNTX indicates increased bone resorption and is seen in conditions such as osteoporosis or bone cancer. Bisphosphonates inhibit osteoclast activity resulting in a reduction of uNTX levels. uNTX has been used as a biomarker in clinical trials and other studies evaluating the potency of bisphosphonates. As shown in the chart below, we observed a clinically significant reduction in uNTX in our Phase 1 clinical trial. The reductions in uNTX levels for the oral doses of 192 and 384 mg were similar to those detected following IV zoledronic acid, and maintained their pharmacodynamic effect at 14 days.

T121 Has Similar Biologic Effect as IV Zoledronic Acid

In the clinical trial, there were no serious adverse events, defined as one that is life-threatening, results in inpatient hospitalization or prolongation of existing hospitalization, persistent or significant disability or incapacity, congenital anomaly, requiring intervention to prevent one of the above, or death. Adverse events were consistent with IV zoledronic acid’s prescribing information, and no new or unexpected safety issues were detected during any of the dose groups. In particular, no new safety issues related to the novel formulation or route of administration were observed. Approximately 98% of adverse events were mild to moderate, while 2% of adverse events, or four cases, were severe adverse events, of which two were back pain and two were lymphopenia, both of which are consistent with IV zoledronic acid. The most common adverse events noted with T121 were gastrointestinal, nervous system, musculoskeletal, general or hematological. Gastrointestinal adverse events were more frequent with T121 than IV zoledronic acid, while chills and neutropenia decreased in comparison with IV zoledronic acid. Neutropenia and gastrointestinal adverse events increased with dosing greater than or equal to 384 mg of T121.

Adverse Events in T121 Phase 1 Clinical Trial (192 and 384 mg doses)

Compared with IV Zoledronic Acid Prescriber Information (PI)

*	All T121 gastrointestinal AEs were Grade 1 or 2 (mild or moderate)

Planned Phase 3 Clinical Trials

We are seeking regulatory approval of T121 for the management of pain associated with CRPS in the United States using the FDA’s 505(b)(2) regulatory pathway. The 505(b)(2) pathway enables us to rely, in part, on the FDA’s prior findings of safety and efficacy of an approved product, or published literature in support of our NDA. In the case of T121 for the treatment of CRPS the approved product to which our NDA submission will refer is the IV formulation of zoledronic acid, marketed as Zometa and Reclast by Novartis. The patents on the IV formulation of zoledronic acid have expired and the drug is now available in generic form. We are not aware of any third party from whom we would be required to obtain any license or acquire any rights to commercialize T121, if approved.

We held a pre-IND meeting with the FDA’s Division of Anesthesia, Analgesia and Addiction Products in 2015 in which the FDA provided guidance for the development of T121 in CRPS. At this meeting, the FDA indicated that two adequate and well controlled studies would be required for NDA submission. Based on this guidance, we intend to submit a new IND for T121 to the FDA in 2016 for the management of pain associated with CRPS. We plan to conduct two, double blind, placebo-controlled, multisite Phase 3 clinical trials to evaluate the safety and efficacy of T121 for the treatment of pain associated with CRPS. We anticipate initiating the first pivotal clinical trial in the second half of 2016. We also intend to pursue registration of T121 in the European Union and plan to meet with the EMA while our first Phase 3 clinical trial is ongoing in the United States.

Trial Design

We anticipate that each of our planned Phase 3 clinical trials will enroll approximately 130 patients randomized on a one-to-one basis to receive either T121 or a placebo taken orally under fasting conditions on days 1, 15 and 29. Eligible patients must meet the Budapest criteria for CRPS and must have been diagnosed no more than 24 months and no less than four months from the start of the trial. Patients must also have a baseline pain score between 4 and 9 on the pain intensity numerical rating scale, or PI-NRS, which is an 11 point rating scale similar to VAS, where 0 is no pain and 10 is the worst pain imaginable. Continued use of ongoing therapies will be permitted, but doses and administration must be stable for at least four weeks prior to trial enrollment and maintained throughout trial duration.

Our planned primary endpoint for each trial is the reduction in pain from baseline at 12 weeks based on the PI-NRS. We will also conduct a 12 week blinded follow-up to assess duration of pain reduction. Subjects will rate their pain twice daily using an electronic diary. In addition to our primary endpoint, we will evaluate other pain and functional assessments at both 12 and 24 weeks. Biomarkers and overall safety will be assessed as well. We also plan to conduct an open-label study to collect additional safety data and provide continued access to T121 for patients who complete our planned Phase 3 clinical trials.

T109 for the Treatment of Acute Pain

We are also developing T109, a novel formulation of generic meloxicam, as a potentially faster-onset, non-opioid pain therapy for mild to moderate pain.

Meloxicam is a non-steroidal anti-inflammatory drug, or NSAID, approved for the treatment of osteoarthritis and rheumatoid arthritis. NSAIDs as a class of drugs are associated with a high incidence of gastrointestinal adverse effects. Studies have shown that meloxicam has a significantly improved gastrointestinal tolerability profile in comparison with other NSAIDs. Meloxicam has a relatively slow time to onset of pain relief and time to meaningful pain relief. Meloxicam is now generic but generated over $1.1 billion in its last year of branded sales.

To identify a potentially faster-onset formulation of meloxicam, we have developed multiple versions of it using our Enhance technology, some of which were dosed in a nonclinical study to identify faster-acting versions. Of the faster acting versions, five were selected for further development.

Exploratory Programs

T130 for the Treatment of Colon Cancer

T130 is currently in the product selection phase of our development process with chemistry, intellectual property, clinical, regulatory and market analysis of T130 ongoing. We have not yet generated any nonclinical data on T130. T130 is a potential oral version of IV-only oxaliplatin, marketed as Eloxatin or Eloxatin. Oxaliplatin is indicated for adjuvant treatment of stage III colon cancer in patients who have undergone complete resection of the primary tumor and in the treatment of advanced colorectal cancer. Oxaliplatin is commonly used in two treatment regimens - FOLFOX (oxaliplatin in combination with 5FU-leucovorin) and CapOX/Xeloda (oxaliplatin in combination with capecitabine/Xeloda).

T136 for the Treatment of Non-Small Cell Lung Cancer

T136 is currently in the product selection phase of our development process with chemistry, intellectual property, clinical, regulatory and market analysis of T136 ongoing. We have not yet generated any nonclinical data on T136. T136 is a potential oral version of IV-only pemetrexed, marketed as Alimta. Pemetrexed is indicated for the treatment of locally advanced or metastatic nonsquamous non-small cell lung cancer and for the treatment of mesothelioma.

T131 for the Treatment of Fungal Infections

T131 is currently in the product selection phase of our development process with chemistry, intellectual property, clinical, regulatory and market analysis of T131 ongoing. We have not yet generated any nonclinical data on T131.T131 is a potential oral version of IV-only caspofungin, marketed as Cancidas. Caspofungin is indicated for treatment of presumed fungal infections in febrile, neutropenic patients; the treatment of candidemia and the following Candida infections: intraabdominal abscesses, peritonitis and pleural space infections; the treatment of esophageal candidiasis; and the treatment of invasive aspergillosis in patients who are refractory to or intolerant of other therapies.

Competition

Our industry is highly competitive and subject to rapid and significant technological change as researchers learn more about diseases and develop new technologies and treatments. Our potential competitors include pharmaceutical, biotechnology, and specialty pharmaceutical companies. While we believe that our employees and consultants, scientific knowledge, technology and development experience provide us with competitive advantages, we face potential competition from many different sources. Several of these entities have robust drug pipelines, readily available capital, established research and development organizations and competing patent portfolios. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do, competing patent portfolios and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Our competitors may be more successful than we may be in obtaining FDA approval of drugs and achieving widespread market acceptance. Our competitors’ drugs, or drugs they may develop in the future, may be more effective, or more effectively marketed and sold, than any drug we may commercialize and may render our lead product candidate, T121, or any future product candidates we may develop, obsolete or non-competitive before we can recover the expenses of developing T121, or any future product candidates we may develop. Our competitors may also obtain FDA or other regulatory approval of their products more rapidly than we may obtain approval of ours. We anticipate that we will face intense and increasing competition as new drugs enter the market and more advanced technologies become available.

Competition for T121 for the Treatment of CRPS

There are currently no pharmacological therapies approved by either the FDA or the EMA for the treatment of CRPS or the pain associated with CRPS. A number of therapies commonly used to treat other neuropathic pain conditions are currently used off-label to treat CRPS. Studies evaluating the reduction in pain or symptoms associated with CRPS suggest that the majority of off-label compounds used show little to no evidence of efficacy. However, broad availability and low cost of generic neuropathic pain drugs may result in continued use following the approval for a drug to treat CRPS. In addition, the FDA recently approved a spinal cord stimulator medical device therapy for the treatment of pain of the lower limbs in adult patients with CRPS. We believe that T121 provides a novel mechanism of pain reduction that is not currently targeted by existing off-label neuropathic pain drugs, or the approved medical device therapy.

We are aware of two companies developing pharmacological therapies for the treatment of pain associated with CRPS, including Grünenthal GmbH, or Grünenthal, and Axsome Therapeutics, Inc., or Axsome. Grünenthal is evaluating an IV form of neridronic acid in Phase 3 trials for the treatment of pain associated with CRPS. We believe oral T121 is well positioned for the management of pain associated with CRPS as surveys have shown a high level of patient preference for an oral bisphosphonate versus an IV bisphosphonate. Also, studies have shown that zoledronic acid is the most potent of the bisphosphonate class of drugs. Axsome is evaluating AXS-02, an oral form of zoledronic acid in a Phase 3 trial for the treatment of pain associated with CRPS. We believe that T121’s oral bioavailability, dose and enteric-coated formulation may lead to an improved safety profile, and that its composition-of-matter patent protection issued in the United States and Japan and pending in the European Union creates a significant barrier to entry.

Our leadership team has extensive drug development experience and knowledge of zoledronic acid, and includes executives who successfully developed Cinryze, an orphan drug used to treat hereditary angioedema, in a highly competitive orphan space, and five members of the team that successfully developed IV zoledronic acid at Novartis. In addition, our advisors include world-leading CRPS key opinion leaders, including the authors of the Budapest criteria, which are the CRPS diagnostic criteria used worldwide.

Intellectual Property

The proprietary nature of, and protection for, our technology, our product candidates, and our production methods are an important part of our strategy to develop and commercialize novel medicines. We have sought to establish a proprietary intellectual property position by, among other methods, filing patent applications in the United States and abroad related to our proprietary technologies, inventions and improvements that are important to the development and implementation of our business. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position. Currently we have 18 granted patents and 23 pending patent applications in the United States and other countries.

The term of any given patent depends upon the legal term of patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing the application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed co-owned patent. In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of FDA regulatory review period. However, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. In certain foreign jurisdictions similar extensions as compensation for regulatory delays are also available. The actual protection afforded by a patent varies on a claim by claim and country by country basis for each applicable product and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent. For a granted patent to remain in force most countries require the payment of annuities or maintenance fees, either yearly or at certain intervals during the term of a patent. If an annuity or maintenance fee is not paid, the patent may lapse irrevocably.

We have one United States patent relating to our Enhance technology and methodology. Not accounting for any patent term extension, regulatory extension or terminal disclaimer, and assuming all annuity and maintenance fees are paid, the patent is awarded with 938 days of patent term adjustment and will expire in 2030.

We have six granted United States patents and two granted Japanese patents relating to molecular complexes of zoledronic acid and their pharmaceutical uses. There are 20 pending patent applications which relate to molecular complexes of zoledronic acid and their pharmaceutical uses in the United States and in other countries. These patents and pending patent applications contain composition of matter claims to molecular complexes of zoledronic acid, pharmaceutical compositions containing such molecular complexes and methods of treatment. Certain of these patents and patent applications relate directly to our lead product candidate, T121. Not accounting for any patent term extension, regulatory extension or terminal disclaimer, and assuming all annuity and maintenance fees are paid, the patents and patent applications, if granted, will expire in 2030 or 2031.

We have two granted United States patents and four granted foreign patents relating to crystalline forms or molecular complexes of meloxicam and pharmaceutical compositions containing them. Certain of these patents relate directly to our product candidate T109. Not accounting for any patent term extension, regulatory extension or terminal disclaimer, and assuming all annuity and maintenance fees are paid, the patents will expire in 2029 or 2030.

Manufacturing

We rely on third-party suppliers and contract manufacturing organizations, or CMOs, for all of our required raw materials to manufacture our drug substance and to manufacture and package T121, and any future candidates, for use in clinical studies. We have carried out Phase 1 clinical trials and will conduct our first Phase 3 clinical trial using the same CMOs, all of which are based in the United States. We are currently evaluating CMOs for use in our second Phase 3 clinical trial and future commercialization and we will be able to initiate our second Phase 3 clinical trial after the successful transfer of manufacturing responsibilities to the new CMO.

T121 is manufactured with our Enhance technology by Albany Molecular Research, Inc., or AMRI, in Albany, New York pursuant to a customary manufacturing agreement with AMRI. AMRI’s facilities periodically undergo inspections by regulatory authorities. T121 is formulated into enteric-coated tablets by Emerson Resources Inc., or Emerson, in Norristown, Pennsylvania pursuant to a customary manufacturing agreement with Emerson. All excipients, or substances formulated together with the API, used in the manufacture of oral T121 are readily available.

We have initiated stability studies for both T121 and the enteric-coated tablet formulation of T121. T121 remains stable for over 36 months at room temperature conditions. The enteric-coated tablet formulation remains stable for at least 24 months.

Commercialization Strategy

Approximately 80,000 people in the United States are diagnosed with CRPS annually. There are currently no pharmacological therapies approved by the FDA or the EMA for the treatment of CRPS or the pain associated with CRPS. CRPS symptoms are currently managed with a variety of off-label pharmacological and interventional therapies.

To better understand the market for the management of pain associated with CRPS in the United States, we conducted market research that included interviews and surveys of pain specialists, including anesthesiologists, neurologists, physical medicine and rehabilitation specialists and orthopedists. Our market research indicated a significant unmet need for more effective management of pain associated with CRPS. Surveyed specialists noted that a reduction of pain exceeding 30% would be considered a significant improvement over existing off-label treatment options. Our research also evaluated payor input and included interviews with payors and pharmacy benefit managers covering more than 200 million people. Interviewed payors and pharmacy benefit managers were generally supportive of first-line positioning for T121. We believe that, if approved, T121 has the potential to provide potent and long-term pain relief in an oral formulation. We believe these attributes could allow T121 to see market adoption as a best-in-class, first-line therapy for the management of pain associated with CRPS.

We developed T121 and we retain worldwide rights for its development and commercialization. If we successfully complete our Phase 3 clinical trials and if we receive FDA approval, we intend to commercialize T121 in the United States through a targeted sales force. The target prescriber market in the United States for CRPS includes an estimated 4,000 pain specialists. We intend to build a commercial infrastructure including a sales force of approximately 50 sales representatives along with a field management structure, a managed care sales team, and a supply chain and distribution sales team to maximize the commercial opportunity for T121, if approved. Our sales and marketing efforts would be initially directed toward high prescribing specialists, key opinion leaders, influential teaching institutions and health systems, and third party pharmacy benefit managers.

Additionally, we intend to seek approval of and to commercialize T121 in areas outside of the United States. If T121 is approved outside of the United States, we plan to explore the strategic merits of collaboration opportunities for commercializing T121 in order to maximize the availability of T121 to patients worldwide.

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug products such as our lead product candidate, T121. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific to each regulatory authority, submitted for review and approved by the regulatory authority.

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, voluntary product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of extensive nonclinical laboratory tests, animal studies and formulation studies in accordance with applicable regulations, including the FDA’s Good Laboratory Practice, or GLP, regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials in accordance with applicable IND and other clinical study related regulations, sometimes referred to as good clinical practices, or GCPs, to establish the safety and efficacy of the proposed drug for its proposed indication;

•	submission to the FDA of an NDA;

•	a determination by the FDA within 60 days of its receipt of an NDA to file the NDA for review;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with the FDA’s current good manufacturing practice requirements, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	potential FDA audit of the clinical trial sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the United States.

Nonclinical Studies and IND Submission

The testing and approval process of product candidates requires substantial time, effort and financial resources. Nonclinical studies include laboratory evaluation of drug substance chemistry, pharmacology, toxicity and drug product formulation, as well as animal studies to assess potential safety and efficacy. Such studies must generally be conducted in accordance with the FDA’s Good Laboratory Practices. Prior to commencing the first clinical trial with a product candidate, an IND sponsor must submit the results of the nonclinical tests and nonclinical literature, together with manufacturing information, analytical data, any available clinical data or literature, and proposed clinical study protocols, among other things, to the FDA as part of an IND. In the case of 505(b)(2) applications, though, some of the IND components may not be required. Some nonclinical testing may continue even after the IND is submitted.

An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, notifies the applicant of safety concerns or questions related to one or more proposed clinical trials and places the trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA also may impose a clinical hold at any time before or during trials due to safety concerns or noncompliance. As a result, submission of an IND may not result in FDA authorization to commence a clinical trial.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirements that all research subjects provide their informed consent in writing for their participation in any clinical trial. Investigators must also provide certain information to the clinical trial sponsors to allow the sponsors to make certain financial disclosures to the FDA. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, subject selection and exclusion criteria, the trial procedures, the parameters to be used in monitoring safety, the effectiveness criteria to be evaluated, and a statistical analysis plan. A protocol for each clinical trial, and any subsequent protocol amendments, must be submitted to the FDA as part of the IND. In addition, an institutional review board, or IRB, at each study site participating in the clinical trial or a central IRB must review and approve the plan for any clinical trial, informed consent forms and communications to study subjects before a study commences at that site. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits and whether the planned human subject protections are adequate. The IRB must continue to oversee the clinical trial while it is being conducted. Once an IND is in effect, each new clinical protocol and any amendments to the protocol must be submitted to the IND for FDA review, and to the IRB for approval. Progress reports detailing the results of the clinical trials must also be submitted at least annually. Written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events, findings from other studies that suggest a significant risk to humans exposed to the drug, findings from animal or in vitro testing that suggest a significant risk to human subjects, and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

Information about certain clinical trials, including a description of the study and study results, must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their clinicaltrials.gov website.

Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group regularly reviews accumulated data and advises the study sponsor regarding the continuing safety of trial subjects, enrollment of potential trial subjects and the continuing validity and scientific merit of the clinical trial. The data safety monitoring board receives special access to unblinded data during the clinical trial and may advise the sponsor to halt the clinical trial if it determined there is an unacceptable safety risk for subjects or on other grounds, such as no demonstration of efficacy.

The manufacture of investigational drugs for the conduct of human clinical trials is subject to cGMP requirements. Investigational drugs and active pharmaceutical ingredients imported into the United States are also subject to regulation by the FDA relating to their labeling and distribution. Further, the export of investigational drug products outside of the United States is subject to regulatory requirements of the receiving country as well as United States export requirements under the FDCA.

In general, for purposes of NDA approval, human clinical trials are typically conducted in three sequential phases, which may overlap or be combined.

•	Phase 1. Studies are initially conducted in healthy human volunteers or subjects with the target disease or condition and test the investigational drug for safety, dosage tolerance, structure-activity relationships, mechanism of action, absorption, metabolism, distribution and excretion. If possible, Phase 1 trials may also be used to gain early evidence on effectiveness.

•	Phase 2. Controlled studies are conducted in limited subject populations with a specified disease or condition to evaluate preliminary efficacy, identify optimal dosages, dosage tolerance and schedule, possible adverse effects and safety risks.

•	Phase 3. These adequate and well-controlled clinical trials are undertaken in expanded subject populations, generally at geographically dispersed clinical trial sites, to generate enough data to provide evidence of clinical efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product. Typically, two Phase 3 trials are required by the FDA for product approval.

The FDA may also require, or companies may conduct, additional clinical trials for the same indication after a product is approved. These so-called Phase 4 studies may be made a condition to be satisfied after approval. The results of Phase 4 studies can confirm the effectiveness of a product candidate and can provide important safety information.

In the case of a 505(b)(2) NDA, which is a marketing application in which sponsors may rely on investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted, some of the above-described studies and nonclinical studies may not be required or may be abbreviated. Bridging studies may be needed, however, to demonstrate the applicability of the studies that were previously conducted by other sponsors to the drug that is the subject of the marketing application.

Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Regulatory authorities or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk, or the clinical trial is not being conducted in accordance with the FDA’s requirements. Similarly, an IRB can suspend or terminate approval of a trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to subjects.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and the manufacturer, among other things, must develop methods for testing the identity, strength, quality, potency and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

NDA Submission and Review by the FDA

Assuming successful completion of the required clinical and nonclinical testing, the results of nonclinical studies and clinical trials, including negative or ambiguous results, and information about the manufacturing process and facilities, are all submitted to the FDA, along with the proposed labeling, as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. These user fees must be paid at the time of the first submission of the application, even if the application is being submitted on a rolling basis. Fee waivers or reductions are available in certain circumstances. One basis for a waiver of the application user fee is if the applicant employs fewer than 500 employees, including employees of affiliates; the applicant does not have a drug product that has been approved and introduced or delivered for introduction into interstate commerce; and the applicant, including its affiliates, is submitting its first marketing application. Product candidates that are designated as orphan drugs, which are further described below, are also not subject to application user fees unless the application includes an indication other than the orphan indication.

In addition, under the Pediatric Research Equity Act, or PREA, an NDA or supplement to an NDA for a new active ingredient, indication, dosage form, dosage regimen, or route of administration must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, to ensure that the benefits of the drug outweigh the risks of the drug. The REMS plan could include medication guides, physician communication plans and elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools. An assessment of the REMS must also be conducted at set intervals. Following product approval, a REMS may also be required by the FDA if new safety information is discovered and the FDA determines that a REMS is necessary to ensure that the benefits of the drug outweigh the risks of the drug.

Once the FDA receives an application, it has 60 days to review the NDA to determine if it is substantially complete to permit a substantive review, before it accepts the application for filing. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the NDA.

Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has set the goal of completing its review of 90% of all applications within ten months from the 60-day filing date for its initial review of a standard NDA for a New Molecular Entity, or NME. For non-NME standard applications, the FDA has set the goal of completing its review of 90% of all applications within ten months from the submission date. Such deadlines are referred to as the PDUFA date. The PDUFA date is only a goal, thus, the FDA does not always meet its PDUFA dates. The review process and the PDUFA date may also be extended if the FDA requests or the NDA sponsor otherwise provides substantial additional information or clarification regarding the submission.

The FDA must refer applications for drugs that contain active ingredients, including any ester or salt of the active ingredients, that have not previously been approved by the FDA to an advisory committee or provide in an action letter a summary for not referring it to an advisory committee. The FDA may also refer drugs to advisory committees when it is determined that an advisory committee’s expertise would be beneficial to the regulatory decision-making process, including the evaluation of novel products and the use of new technology. An advisory committee is typically a panel that includes clinicians and other experts, which review, evaluate and make a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The FDA reviews applications to determine, among other things, whether a product is safe and effective for its intended use and whether the manufacturing methods and controls are adequate to assure and preserve the product’s identity, strength, quality, safety, potency and purity. Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured, referred to as a Pre-Approval Inspection. The FDA will not approve an application unless it determines that the manufacturing processes and facilities, including contract manufacturers and subcontractors, are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA the FDA will inspect one or more clinical trial sites to assure compliance with GCPs.

The approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than an applicant interprets the same data.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter, or CRL. If a CRL is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter; withdraw the application; or request an opportunity for a hearing. A CRL indicates that the review cycle of the application is complete and the application is not ready for approval and describes all of the specific deficiencies that the FDA identified in the NDA. A CRL generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA, and may require additional clinical or nonclinical testing in order for the FDA to reconsider the application. The deficiencies identified may be minor, for example, requiring labeling changes; or major, for example, requiring additional clinical trials. The FDA has the goal of reviewing 90% of application resubmissions in either two or six months of the resubmission date, depending on the kind of resubmission. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA may issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings, or precautions be included in the product labeling, including a boxed warning, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms under a REMS which can materially affect the potential market and profitability of the product. The FDA may also not approve label statements that are necessary for successful commercialization and marketing.

After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval. The FDA may also withdraw the product approval if compliance with the pre- and post-marketing regulatory requirements is not maintained or if problems occur after the product reaches the marketplace. Further, should new safety information arise, additional testing, product labeling, or FDA notification may be required.

505(b)(2) Approval Process

Section 505(b)(2) of the FDCA provides an alternate regulatory pathway to FDA approval for new or improved formulations or new uses of previously approved drug products. Specifically, Section 505(b)(2) was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments, and permits the filing of an NDA where at least one or more of the investigations relied upon by the applicant for approval were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. The applicant may rely upon the FDA’s prior findings of safety and effectiveness for a previously approved product or on published scientific literature, in support of its application. The FDA may also require 505(b)(2) applicants to perform additional trials to support the changes from the previously approved drug and to further demonstrate the new drug’s safety and effectiveness. The FDA may then approve the new product candidate for all or some of the labeled indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

Orange Book Listing

Section 505 of the FDCA describes three types of marketing applications that may be submitted to the FDA to request marketing authorization for a new drug. A Section 505(b)(1) NDA is an application that contains full reports of investigations of safety and efficacy. A Section 505(b)(2) NDA is an application in which the applicant, in part, relies on investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. Section 505(j) establishes an abbreviated approval process for a generic version of approved drug products through the submission of an Abbreviated New Drug Application, or ANDA. An ANDA provides for marketing of a generic drug product that has the same active ingredients, dosage form, strength, route of administration, labeling, performance characteristics and intended use, among other things, to a previously approved product. Limited changes must be pre-approved by the FDA via a suitability petition. ANDAs are termed “abbreviated” because they are generally not required to include nonclinical and clinical data to establish safety and efficacy. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent to, or performs in the same manner as, the innovator drug through in vitro, in vivo, or other testing. The generic version must deliver the same amount of active ingredients into a subject’s bloodstream in the same amount of time as the innovator drug and can often be substituted by pharmacists under prescriptions written for the reference listed drug.

In seeking approval for a drug through an NDA, including a 505(b)(2) NDA, applicants are required to list with the FDA certain patents having claims that cover the applicant’s product and method of use. Upon approval of an NDA, each of the patents listed in the application for the drug is then published in Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. These products may be cited by potential competitors in support of approval of an ANDA or 505(b)(2) NDA.

Any applicant who files an ANDA seeking approval of a generic equivalent version of a drug listed in the Orange Book or a 505(b)(2) NDA referencing a drug listed in the Orange Book must make patent certifications to the FDA that (1) no patent information on the drug or method of use that is the subject of the application has been submitted to the FDA; (2) the patent has expired; (3) the date on which the patent has expired and approval will not be sought until after the patent expiration; or (4) the patent is invalid or will not be infringed upon by the manufacture, use, or sale of the drug product for which the application is submitted. The last certification is known as a paragraph IV certification. Generally, the ANDA or 505(b)(2) NDA cannot be approved until all listed patents have expired, except where the ANDA or 505(b)(2) NDA applicant challenges a listed patent through a paragraph IV certification or if the applicant is not seeking approval of a patented method of use. If the applicant does not challenge the listed patents or does not indicate that it is not seeking approval of a patented method of use, the ANDA or 505(b)(2) NDA application will not be approved until all of the listed patents claiming the referenced product have expired.

If the competitor has provided a paragraph IV certification to the FDA, the competitor must also send notice of the paragraph IV certification to the holder of the NDA for the reference listed drug and the patent owner within 20 days after the application has been accepted for filing by the FDA. The NDA holder or patent owner may then initiate a patent infringement lawsuit in response to the notice of the paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a paragraph IV certification notice prevents the FDA from approving the ANDA or 505(b)(2) application until the earlier of 30 months from the date of the lawsuit, expiration of the patent, settlement of the lawsuit, a decision in the infringement case that is favorable to the applicant or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay.

In instances where an ANDA or 505(b)(2) NDA applicant files a paragraph IV certification, the NDA holder or patent owners regularly take action to trigger the 30-month stay, recognizing that the related patent litigation may take many months or years to resolve. Thus, approval of an ANDA or 505(b)(2) NDA could be delayed for a significant period of time depending on the patent certification the applicant makes and the reference drug sponsor’s decision to initiate patent litigation.

Exclusivity

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications. The FDA provides periods of regulatory exclusivity, which provides the holder of an approved NDA limited protection from new competition in the marketplace for the innovation represented by its approved drug. Five years of exclusivity are available to New Chemical Entities, or NCEs. An NCE is a drug that contains no active moiety that has been approved by the FDA in any other NDA. An active moiety is the molecule or ion excluding those appended portions of the molecule that cause the drug to be an ester, salt, including a salt with hydrogen or coordination bonds, or other noncovalent derivatives, such as a complex, chelate, or clathrate, of the molecule, responsible for the therapeutic activity of the drug substance. During the exclusivity period, the FDA may not accept for review and approve an ANDA or a 505(b)(2) NDA submitted by another company that contains the previously approved active moiety. An ANDA or 505(b)(2) application, however, may be submitted one year before NCE exclusivity expires if a paragraph IV certification is filed.

If a product is not eligible for NCE exclusivity, it may be eligible for three years of exclusivity. Three-year exclusivity is available to the holder of an NDA, including a 505(b)(2) NDA, for a particular condition of approval, or change to a marketed product, such as a new formulation or indication for a previously approved product, if one or more new clinical studies, other than bioavailability or bioequivalence studies, was essential to the approval of the application and was conducted or sponsored by the applicant. This three-year exclusivity period protects against FDA approval of ANDAs and 505(b)(2) NDAs for the condition of the new drug’s approval. As a general matter, the three year exclusivity does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for generic versions of the original, unmodified drug product. Five-year and three-year exclusivity will also not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the nonclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and efficacy. Moreover, even if a product receives a period of exclusivity, a physician may prescribe the reference listed drug or a generic version of the reference listed drug off label for the same use as the newly approved drug.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent exclusivity period described above. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or Orange Book listed patent protection cover the drug are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve an ANDA or 505(b)(2) application owing to regulatory exclusivity or listed patents. Moreover, pediatric exclusivity attaches to all formulations, dosage forms and indications for products with existing marketing exclusivity or patent life that contain the same active moiety as that which was studied.

The Orphan Drug Act provides incentives for the development of drugs intended to treat rare diseases or conditions, which generally are diseases or conditions affecting less than 200,000 individuals annually in the United States, or affecting more than 200,000 in the United States and for which there is no reasonable expectation that the cost of developing and making the drug available in the United States will be recovered from United States sales. Additionally, sponsors must present a plausible hypothesis for clinical superiority to obtain orphan designation if there is a drug already approved by the FDA that is intended for the same indication and the sponsor’s drug is considered by the FDA to be the same drug as the already approved drug. This hypothesis must be demonstrated to obtain orphan drug exclusivity. If granted, prior to product approval, Orphan Drug Designation entitles a party to financial incentives such as opportunities for grant funding towards clinical study costs, tax advantages and user-fee waivers. In addition, if a product is the first to receive FDA approval for the indication for which it has orphan designation, the product is generally entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity.

Special FDA Expedited Review and Approval Programs

The FDA has various programs, including Fast Track designation, priority review and breakthrough designation, that are intended to expedite or simplify the process for the development and FDA review of certain drug products that are intended for the treatment of serious or life threatening diseases or conditions, and demonstrate the potential to address unmet medical needs or present a significant improvement over existing therapy. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

To be eligible for a Fast Track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life threatening disease or condition and demonstrates the potential to address an unmet medical need. The FDA will determine that a product will fill an unmet medical need if the product will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy, safety, or public health factors. If Fast Track designation is obtained, drug sponsors may be eligible for more frequent development meetings and correspondence with the FDA. In addition, the FDA may initiate review of sections of an NDA before the application is complete. This “rolling review” is available if the applicant provides and the FDA approves a schedule for the remaining information. In some cases, a Fast Track product may be eligible for priority review.

The FDA may give priority review to drugs that are intended to treat serious conditions and, if approved, would provide significant improvements in the safety or effectiveness of the treatment, diagnosis, or prevention of serious conditions. Priority review means that the goal for the FDA is to review an application within six months, rather than the standard review of ten months under current PDUFA guidelines, of the 60-day filing date for NMEs and within six months of the submission date for non-NMEs. Products that are eligible for Fast Track designation may also be considered appropriate to receive priority review.

Moreover, under the provisions of the Food and Drug Administration Safety and Innovation Act, or FDASIA, enacted in 2012, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies are eligible for the Fast Track designation features as described above, intensive guidance on an efficient drug development program beginning as early as Phase 1 trials, and a commitment from the FDA to involve senior managers and experienced review staff in a proactive collaborative, cross-disciplinary review.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Post-approval Requirements

Any drug manufactured or distributed pursuant to FDA approvals is subject to pervasive and continuing regulation by the FDA, including, among other things, requirements related to manufacturing, recordkeeping and reporting, including adverse experience reporting, drug shortage reporting and periodic reporting; product sampling and distribution; advertising; marketing; promotion; certain electronic records and signatures; and post-approval obligations imposed as a condition of approval, such as Phase 4 clinical trials, REMS and surveillance to assess safety and effectiveness after commercialization.

After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data. In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and list their drug products, and are subject to periodic announced and unannounced inspections by the FDA and these state agencies for compliance with cGMP and other requirements, which impose certain procedural and documentation requirements upon the company and third-party manufacturers.

Changes to the manufacturing process are strictly regulated and often require prior FDA approval or notification before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and specifications, and impose reporting and documentation requirements upon the manufacturer and any third-party manufacturers that the NDA holder may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

The FDA also strictly regulates marketing, labeling, advertising, including direct-to-consumer advertising, and promotion of drug products that are placed on the market. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA. Physicians, in their independent professional medical judgment, may prescribe legally available products for unapproved indications that are not described in the product’s labeling and that differ from those tested and approved by the FDA. Pharmaceutical companies, however, are required to promote their drug products only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including, but not limited to, criminal and civil penalties under the FDCA and False Claims Act, exclusion from participation in federal healthcare programs, mandatory compliance programs under corporate integrity agreements, debarment and refusal of government contracts.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Moreover, the Drug Quality and Security Act, or DQSA, enacted in 2013, imposes new obligations on manufacturers of pharmaceutical products related to product tracking and tracing, which are being implemented over a ten-year period. Among the requirements of this legislation, manufacturers are or will be required to provide certain information regarding the drug products to individuals and entities to which product ownership is transferred, label drug product with a product identifier, and keep certain records regarding the drug product. The transfer of information to subsequent product owners by manufacturers will eventually be required to be done electronically. Manufacturers are also required to verify that purchasers of the manufacturers’ products are appropriately licensed. Further, under this legislation, manufactures have drug product investigation, quarantine, disposition and notification responsibilities related to counterfeit, diverted, stolen and intentionally adulterated products that would result in serious adverse health consequences or death to humans, as well as products that are the subject of fraudulent transactions or which are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in significant regulatory actions. Such actions may include refusal to approve pending applications, withdrawal of an approval, imposition of a clinical hold or termination of clinical trials, warning letters, untitled letters, modification of promotional materials or labeling, provision of corrective information, imposition of post-market requirements including the need for additional testing, imposition of distribution or other restrictions under a REMS, voluntary product recalls, product seizures or detentions, refusal to allow imports or exports, total or partial suspension of production or distribution, FDA debarment, injunctions, fines, consent decrees, corporate integrity agreements, debarment from receiving government contracts and new orders under existing contracts, exclusion from participation in federal and state healthcare programs, restitution, disgorgement, or civil or criminal penalties including fines and imprisonment, and may result in adverse publicity, among other adverse consequences.

New Legislation and Regulations

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the testing, approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations and policies are often revised or interpreted by the agency in ways that may significantly affect our business and our product candidates. It is impossible to predict whether further legislative changes will be enacted or whether FDA regulations, guidance, policies or interpretations changed or what the effect of such changes, if any, may be.

Coverage and Reimbursement

Sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of coverage and adequate reimbursement from third-party payors, including government healthcare program administrative authorities, managed care organizations, private health insurers and other entities. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Therefore, our products, once approved, may not obtain market acceptance unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products.

The process for determining whether a third-party payor will provide coverage for a drug product typically is separate from the process for setting the price of a drug product or for establishing the reimbursement rate that the payor will pay for the drug product once coverage is approved. Third-party payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs for a particular indication. A decision by a third-party payor not to cover our product candidates could reduce physician utilization of our products once approved. Moreover, a third-party payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved or that any required patient cost-sharing amount will be acceptable to the patient. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Additionally, since there is no uniform policy of coverage and reimbursement amongst third-party payors in the United States, coverage and reimbursement for drug products can differ significantly from payor to payor and among the insured lives of an individual payor depending upon the benefits applicable to the insured person. One third-party payor’s decision to cover a particular drug product or service does not ensure that other payors will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our products to each payor separately and will be a time-consuming process.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. Third-party payors are increasingly challenging the prices charged for drug products and medical services, examining the medical necessity and reviewing the cost effectiveness of drug products and medical services, in addition to questioning safety and efficacy. If these third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products after FDA approval or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit.

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. The U.S. Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health develop research plans and periodically report on the status of the research and related expenditures to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for governmental or private payors, it is not clear what effect, if any, the research will have on the sales of our product candidates, if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of our product candidates, once approved.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally tend to be priced significantly lower.

Healthcare Regulatory Matters

In the United States, among other things, the research, manufacturing, distribution, sale and promotion of drug products are potentially subject to regulation and enforcement by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare & Medicaid Services, or CMS, other divisions of the United States Department of Health and Human Services (e.g., the Office of Inspector General and the Health Resources and Services Administration), the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency, state attorneys general and other state and local government agencies. Our current and future business activities, including for example, sales, marketing and scientific/educational grant programs may have to comply with certain healthcare regulatory laws, including the Federal Anti-Kickback Statute, the Federal civil False Claims Act, as amended, the privacy and security regulations promulgated under the Health Insurance Portability and Accountability Act, or HIPAA, as amended, physician payment transparency laws, and similar state laws. Additionally, pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

The Federal Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, receive, offer, or pay any remuneration that is intended to induce the referral of business, including the purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of, any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as Medicare or Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. The Federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances.

Additionally, the intent standard under the Federal Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act, as amended by the Health Care Education and Reconciliation Act of 2010, or collectively the ACA, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the Federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the Federal civil False Claims Act. Violations of this law are punishable by up to five years in prison, criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. In addition, many states have adopted laws similar to the Federal Anti-Kickback Statute. Some of these state prohibitions apply to the referral of patients for healthcare services reimbursed by any insurer, not just federal healthcare programs such as Medicare and Medicaid. Due to the breadth of these federal and state anti-kickback laws, and the potential for additional legal or regulatory change in this area, it is possible that our future business activities, including our sales and marketing practices or our future relationships with healthcare providers might be challenged under anti-kickback laws, which could harm us financially.

The Federal civil False Claims Act prohibits anyone from, among other things, knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent. This statute has been interpreted to prohibit presenting claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Although we would not submit claims directly to payors, manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law. For example, pharmaceutical companies have been found liable under the Federal civil False Claims Act in connection with their off-label promotion of drugs. Penalties for a Federal civil False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim, and the potential for exclusion from participation in federal healthcare programs. If the government were to allege that we were, or convict us of, violating these false claims laws, we could be subject to a substantial fine and may suffer a decline in our stock price. In addition, private individuals have the ability to bring actions under the Federal civil False Claims Act and certain states have enacted laws modeled after the Federal False Claims Act, some that apply to claims for payment from non-governmental third party payors.

Although the Federal civil False Claims Act is a civil statute, conduct that results in a Federal civil False Claims Act violation may also implicate various federal criminal statutes. The government may further prosecute conduct constituting a false claim under the Federal criminal False Claims Act, which prohibits the making or presenting of a claim to the government knowing such claim to be false, fictitious, or fraudulent and, unlike the Federal civil False Claims Act, requires proof of intent to submit a false claim.

The Civil Monetary Penalties Law imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

Further, HIPAA created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

Payment or reimbursement of prescription drugs by Medicaid or Medicare requires manufacturers of the drugs to submit pricing information to CMS. The Medicaid Drug Rebate Program requires manufacturers to calculate and report price points, which are used to determine Medicaid rebate payments shared between the states and the federal government and Medicaid payment rates for the drug. For drugs paid under Medicare Part B, manufacturers must also calculate and report their Average Sales Price on a quarterly basis, which is used to determine the Medicare Part B payment rate for the drug. Drugs that are approved under an NDA, including 505(b)(2) drugs, are subject to an additional inflation penalty which can substantially increase rebate payments. In addition, for NDA drugs, the Veterans Health Care Act, or VHCA, requires manufacturers to calculate and report to the Veterans Administration, or VA, a different price called the Non-Federal Average Manufacturer Price, which is used to determine the maximum price that can be charged to certain federal agencies, referred to as the Federal Ceiling Price, or FCP. Like the Medicaid rebate amount, the FCP includes an inflation penalty. A Department of Defense regulation requires manufacturers to provide this discount on drugs dispensed by retail pharmacies when paid by the TRICARE Program. All of these price reporting requirements create risk of submitting false information to the government, and potential Federal civil False Claims Act liability.

The VHCA also requires manufacturers of covered drugs participating in the Medicaid program to enter into Federal Supply Schedule contracts with the VA through which their covered drugs must be sold to certain federal agencies at FCP and to report pricing information. This necessitates compliance with applicable federal procurement laws and regulations and subjects us to potential contractual remedies as well as administrative, civil and criminal sanctions. In addition, the VHCA requires manufacturers participating in Medicaid to agree to provide different mandatory discounts to certain Public Health Service grantees and other safety net hospitals and clinics.

The ACA included a provision commonly referred to as the Federal Physician Payments Sunshine Act, or the Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to track and report annually certain financial arrangements with physicians and teaching hospitals, including any “transfer of value” provided, and applicable manufacturers and group purchasing organizations to annually report any ownership or investment interests held by physicians and their immediate family members. Covered manufacturers are required to submit reports to CMS by the 90th day of each subsequent calendar year. The information reported is publicly available on a searchable website. There are also an increasing number of state laws that require manufacturers to make reports to states on pricing and marketing information. Many of these laws contain ambiguities as to what is required to comply with the laws. In addition, given the lack of clarity with respect to these laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent state and federal authorities. These laws may affect our sales, marketing and other promotional activities by imposing administrative and compliance burdens on us.

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, including the Final HIPAA Omnibus Rule published on January 25, 2013, imposes specified requirements on certain types of individuals and entities relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes certain of HIPAA’s privacy and security standards directly applicable to business associates, defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Certain state laws also require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government.

The failure to comply with applicable regulatory requirements subjects us to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in significant criminal, civil or administrative penalties, damages, fines, disgorgement, exclusion from participation in federal healthcare programs, such as Medicare and Medicaid, injunctions, voluntary recall or seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, refusal to allow us to enter into supply contracts, including government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

We intend to develop a comprehensive compliance program that establishes internal controls to facilitate adherence to the law and program requirements to which we will or may become subject because we intend to commercialize products that could be reimbursed under a federal healthcare program and other governmental healthcare programs.

To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Affordable Care Act and Other Reform Initiatives

In the United States and some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare, and containing or lowering the cost of healthcare.

For example, in March 2010, the ACA, was enacted in the United States. The ACA includes measures that have significantly changed, and are expected to continue to significantly change, the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA of greatest importance to the pharmaceutical industry are the following:

•	The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the U.S. Department of

Health and Human Services in exchange for state Medicaid coverage of most of the manufacturer’s drugs. ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs to 23.1% of average manufacturer price, or AMP, and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP.

•	The ACA expanded the types of entities eligible to receive discounted 340B pricing, although, with the exception of children’s hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs used in orphan indications. In addition, because 340B pricing is determined based on AMP and Medicaid drug rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discounts to increase. The ACA imposed a requirement on manufacturers of branded drugs to provide a 50% point-of-sale discount off the negotiated price of branded drugs dispensed to Medicare Part D beneficiaries in the coverage gap (i.e., “donut hole”) as a condition for a manufacturer’s outpatient drugs being covered under Medicare Part D.

•	The ACA imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications.

•	The ACA established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products.

•	The ACA established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation through 2019.

Many of the details regarding the implementation of the ACA are yet to be determined, and at this time, it remains unclear the full effect that the ACA would have on our business. There have been judicial and Congressional challenges to the ACA, and we expect such challenges and amendments to continue in the future.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect in April 2013, following passage of the Bipartisan Budget Act of 2013, and will remain in effect through 2025 unless additional congressional action is taken. Further, in January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability. Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

We cannot predict what healthcare reform initiatives may be adopted in the future. Further federal, state and foreign legislative and regulatory developments are likely, and we expect ongoing initiatives to increase pressure on drug pricing. Such reforms could have an adverse effect on anticipated revenues from product candidates and may affect our overall financial condition and ability to develop product candidates.

Employees

As of March 31, 2016, we had four full-time employees and two part-time employees. None of our employees is represented by a collective bargaining agreement and we have never experienced any work stoppages. We consider our current relations with our employees to be good.

Facilities

We have offices in Pittsburgh, Pennsylvania and Tampa, Florida.

Our head office is located in Pittsburgh, Pennsylvania, where we lease approximately 500 square feet. We lease the premises pursuant to a lease that expires on April 1, 2017.

Our research laboratory is located in Tampa, Florida, where our sublease automatically renews monthly through December 31, 2016 unless terminated by us. Prior to December 31, 2016, we have the option to renew this sublease upon the same terms and conditions, although the landlord may adjust the rental fee at the time of renewal.

We believe that our facilities are adequate to meet our current needs. We intend to add new facilities or expand existing facilities as we add employees, and we believe that suitable or additional space will be available as needed to accommodate any such expansion.

Legal Proceedings

From time to time, we may become involved in legal or regulatory proceedings arising in the ordinary course of business. We are not currently a party to any material litigation or regulatory proceeding and we are not aware of any pending or threatened litigation or regulatory proceeding against us that could have a material adverse effect on our business, results of operations, financial condition or cash flows.

MANAGEMENT

Executive Officers and Directors

Below is a list of the names, ages and positions of the individuals who serve as our executive officers and directors as of March 31, 2016.

Name	Age	Position
Executive Officers
Raymond K. Houck	60	President, Chief Executive Officer and Director
Jason Bablak	49	Vice President, Regulatory Affairs
Mazen Hanna, Ph.D.	55	Chief Scientific Officer
Ira Kalfus, M.D.	55	Chief Medical Officer
Brian Moyer	42	Vice President, Corporate Development & Finance
Non-Employee Directors
Lalit Chordia, Ph.D.	58	Chairman of the Board of Directors
Filip Amram	48	Director
Robert Roy	58	Director
Philip N. Sussman	64	Director

(1)	Member of the Compensation Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Executive Officers

Raymond K. Houck has served as our President and Chief Executive Officer since 2008 and as a member of our board of directors since June 2006. Mr. Houck was a co-founder and the President and CEO of Automated Cell, Inc., a company focused on the discovery and development of antibody therapeutics for the treatment of cancer from 1997 to 2006. Mr. Houck also co-founded Suprex Corporation, or Suprex (acquired by ISCO Industries, Inc., a division of Teledyne Technologies, Inc.), a separation science company, where he served in positions including President, Vice President of Marketing & Sales, and Vice President of Research & Development from 1982 to 1997. Mr. Houck is an independent director of N8 Medical Inc., a private antimicrobial drug and device company. Mr. Houck holds a M.S. in industrial administration from Carnegie Mellon University and a B.S. in chemical engineering from the Pennsylvania State University.

We believe Mr. Houck’s perspective and long history as our President and Chief Executive Officer, as well as his experience in founding biopharmaceutical companies, qualify him to serve on our board.

Jason Bablak has served as our Vice President, Regulatory Affairs since 2010. Prior to joining us, Mr. Bablak was Vice President of Regulatory Affairs and Product Development for Lev Pharmaceuticals Inc., or Lev Pharmaceuticals, from 2003 to 2008, where he oversaw the regulatory and clinical development for Cinryze, which resulted in the first FDA approval for this orphan product and subsequent acquisition of Lev Pharmaceuticals by ViroPharma Incorporated, or ViroPharma, in 2008. Mr. Bablak has also served as Vice President of Public Policy and Legal Affairs for the Immune Deficiency Foundation from 2000 to 2003, Director of Regulatory Affairs for the Plasma Protein Therapeutics Association from 1997 to 2000, and worked as an attorney at Popham, Haik, Schnobrich & Kaufman, Ltd. from 1993 to 1995. Mr. Bablak holds a J.D. from the University of Pittsburgh School of Law and a B.S. in biology and environmental science from Allegheny College.

Mazen Hanna, Ph.D. has served as our Chief Scientific Officer since 2007. Dr. Hanna co-founded Bradford Particle Design plc (acquired by Inhale Therapeutic Systems, Inc., now Nektar Therapeutics,

Inc.), where he invented and led the development of the novel particle design technology SEDS (Solution Enhanced Dispersion by Supercritical Fluids) from 1995 to 2004. Dr. Hanna was also a director and Chief Scientific Officer of Thar Pharma Limited, our UK subsidiary from 2006 to 2011. Dr. Hanna holds a Ph.D. in pharmaceutical technology from the University of Bradford (UK) and a B.S. in Chemistry from Baghdad University.

Ira Kalfus, M.D. has served as our Chief Medical Officer since 2011. From 2006 to 2009, Dr. Kalfus was Vice President of Medical Affairs at Lev Pharmaceuticals, where he led the clinical development for Cinryze, a C1 esterase inhibitor that can help regulate inflammation in the body and prevent hereditary angioedema attacks in teenagers and adults. Cinryze was approved by the FDA in 2008. Upon the acquisition of Lev Pharmaceuticals by ViroPharma in 2008, Dr. Kalfus consulted on product launch and expansion and investor relations for ViroPharma (acquired by Shire Plc in 2014). Dr. Kalfus has also served in various other positions including Medical Director of Aetna Inc., Internist at Hillside Medical Associates, and President of the Staff Society and Chairman of Performance Improvement at Long Island Jewish Medical Center. Dr. Kalfus also serves as Medical Director of Redhill Biopharma Ltd. Dr. Kalfus completed his residency in internal medicine at Long Island Jewish Medical Center and holds an M.D. from Albert Einstein College of Medicine and a B.A. in Biology from Columbia University.

Brian Moyer has served as our Vice President, Corporate Development & Finance since 2006. Mr. Moyer has successfully spun off and grown multiple operating businesses including the former Thar Technologies, Inc., or Thar Technologies, from which we were spun out, Thar Instruments, Inc., or Thar Instruments, Thar Process, Inc., or Thar Process, and Thar Energy LLC, or Thar Energy. Prior to joining us, Mr. Moyer held several positions with Thar Technologies, managing finance, legal affairs, special projects, financings, mergers and acquisitions, due diligence, and strategic partnerships. Mr. Moyer began his career in Seoul, Korea where he worked with several companies, including the Korea Electric Power Corporation, Konkuk University, and the Ministry of Commerce, Industry and Energy. Mr. Moyer was also a director of Thar Pharma Limited, our UK subsidiary which dissolved in 2011. Mr. Moyer holds an M.S. in management from Troy University and a B.A. in international affairs (with a concentration in economics) from Mary Washington College.

Non-Employee Directors

Lalit Chordia, Ph.D. joined our board of directors in 2007 and became Chairman in 2010. Dr. Chordia is the founder and Chief Executive Officer of several separation science companies, including the former Thar Technologies from which we were spun out, Thar Instruments, and Thar Process. Dr. Chordia has served as Chief Executive Officer of Thar Process and Thar Energy since 2010. Dr. Chordia also served as a co-founder of Suprex Corporation. Dr. Chordia has 13 issued patents. Dr. Chordia holds a Ph.D. in chemical engineering from Carnegie Mellon University and a B.S. in chemical engineering from the Indian Institute of Technology Madras. Dr. Chordia is a Fellow of the American Association for the Advancement of Science (AAAS).

We believe Dr. Chordia’s business expertise as well as his experience in founding and building a number of scientific companies qualify him to serve on our board.

Filip Amram joined our board of directors in 2009. Mr. Amram serves in a senior position with asCom Confection, GmbH, a German-based chewing gum concern and is President of Sunline Farm Properties, LLC a real estate company. Prior to that, Mr. Amram was a Senior Partner of Intergum AS of Istanbul, Turkey, (acquired by Cadbury Schweppes PLC). Mr. Amram has also been an early stage investor in the pharmaceutical industry, as well as in real estate and confectionary companies. Mr. Amram holds a M.B.A. from Columbia University and a B.A. in economics from Harvard University.

We believe Mr. Amram’s experience growing and operating businesses and his early stage investor experience qualify him to serve on our board.

Robert Roy joined our board of directors in 2011. Mr. Roy has served as Executive Director of Ventry Industries, LLC since 2001, where he is responsible for investment policy formulation and oversight, investment manager selection and review, as well as the evaluation of other financial and operating strategies. Prior to that, Mr. Roy spent six years as CFO and CIO of Peerless Clothing, Inc. and is also a certified management accountant. Mr. Roy holds a bachelor of commerce in accounting and an M.B.A. in finance from Concordia University.

We believe Mr. Roy’s financial expertise and management experience qualify him to serve on our board.

Philip N. Sussman joined our board of directors in 2007. Mr. Sussman has served as Vice President and Chief Financial Officer of Perosphere Inc., a clinical-stage specialty pharmaceutical company focusing on unmet medical needs associated with anticoagulant therapies, since 2011; Chief Financial Officer of HMBL Limited (UK) (previously Heart Metabolics Limited (UK)), a clinical-stage specialty pharmaceutical company that was developing a treatment for hypertrophic cardiomyopathy, since 2011; Managing Partner of The Channel Group, LLC, a life sciences venture development firm, since 2004; and Managing Partner of BioMed Transition Partners, a biomedical advisory partnership, since 2011. Mr. Sussman previously served as Vice President of Business Development at Perlegen Sciences, Inc., Executive Vice President of Corporate Development at Memory Pharmaceuticals Corporation, Senior Vice President of Finance and Business Development and Chief Financial Officer at Cadus Pharmaceutical Corporation, and Director of Strategy & Business Development at Ciba-Geigy Corp.’s Pharmaceuticals Division (now Novartis AG). Mr. Sussman holds an S.M. in Management (with a concentration in finance) from the Sloan School of Management, Massachusetts Institute of Technology, an M.S. in Biotechnology from Manhattan College, and a B.S. in Physics from the State University of New York at Stony Brook.

We believe Mr. Sussman’s experience as an independent director of the Company since 2007, his executive positions in several life sciences companies, his financial expertise including as a CFO of a publicly-traded NASDAQ-listed life sciences company, as well as his extensive experience in life sciences transactions qualify him to serve on our board.

In addition to the individual attributes of each of our directors listed above, we highly value the collective qualifications and experiences of our board members. We believe the collective viewpoints and perspectives of our directors results in a board that is dedicated to advancing the interests of our stockholders.

Board Composition and Election of Directors

Board Composition

Our board of directors currently consists of five members, each of whom is elected pursuant to the board composition provisions of our certificate of incorporation and our investor rights agreement, the relevant provisions of which will terminate in connection with this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and governance committee and board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity and is not limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and governance committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence

We intend to apply to have our common stock listed on The NASDAQ Global Market. Applicable NASDAQ rules require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the NASDAQ rules require that, (i) on the date of the completion of the offering, at least one member of each of a listed company’s audit, compensation and nominating and corporate governance committees be independent, (ii) within 90 days of the date of the completion of the offering, a majority of the members of such committees be independent and (iii) within one year of the date of the completion of the offering, all the members of such committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under applicable NASDAQ rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

In                      2016, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that              directors other than              are “independent directors” as defined under applicable NASDAQ rules. In making such determination, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each non-employee director.

There are no family relationships among any of our directors or executive officers.

Staggered Board

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering, our board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

•	Our Class I directors will be ;

•	Our Class II directors will be ; and

•	Our Class III directors will be .

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board Committees

Effective upon the completion of this offering, our board of directors will have three standing committees: the audit committee, the compensation committee and the nominating and corporate governance committee. Our board of directors may establish other committees from time to time. Each of these committees will operate under a charter that has been approved by our board of directors. The composition of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the NASDAQ Stock Market and Securities and Exchange Commission, or SEC, rules and regulations.

Audit Committee

Upon completion of this offering, our audit committee will consist of             ,              and             , with              serving as chairman of the committee. Our board of directors has determined that each of the directors serving on our audit committee meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of NASDAQ. Our board of directors has determined that              is an “audit committee financial expert” within the meaning of the SEC regulations and applicable listing standards of NASDAQ. In making this determination, our board has considered the formal education and nature and scope of his previous experience, coupled with past and present service on various audit committees. Our audit committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements. The audit committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, reviewing the performance of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the internal audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•	recommending, based upon its review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	preparing the audit committee report required by the rules of the SEC to be included in our annual proxy statement;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing policies related to risk assessment and risk management; and establishing, maintaining and overseeing our Code of Business Conduct and Ethics.

All audit services to be provided to us and all non-audit services to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Compensation Committee

Upon completion of this offering, our compensation committee will consist of             ,              and             , with              serving as chairman of the committee. Our board of directors has determined that each member of the compensation committee is “independent” as defined under the applicable listing standards of NASDAQ. Our compensation committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers. The compensation committee’s responsibilities upon completion of this offering will include:

•	annually reviewing and recommending for approval by the independent directors of the board individual and corporate goals and objectives relevant to the compensation of our executive officers;

•	evaluating the performance of our executive officers in light of such individual and corporate goals and objectives and determining the compensation of our executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in NASDAQ rules with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of NASDAQ;

•	overseeing and administering our compensation and similar plans;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and making recommendations to the board of directors with respect to director compensation;

•	reviewing and approving stock option grants, and making recommendations to the board of directors with respect to stock option grants made to directors, executive officers, senior vice presidents or anyone reporting directly to our chief executive officer;

•	reviewing and discussing with management the compensation discussion and analysis, if any, to be included in our annual proxy statement; and

•	reviewing and discussing with the board of directors corporate succession plans for the chief executive officer and other senior management positions.

Nominating and Corporate Governance Committee

Upon completion of this offering, our nominating and corporate governance committee will consist of             ,              and             , with              serving as chairman of the committee. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined under the applicable listing standards of NASDAQ. Following this offering, the nominating and corporate governance committee’s responsibilities will include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees; and

•	developing and recommending to the board of directors a set of corporate governance principles.

Compensation Committee Interlocks and Insider Participation

Other than our chief executive officer, none of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the members of our compensation committee has ever been employed by us. For a description of transactions between us and members of our compensation committee and affiliates of such members, please see the section of this prospectus titled “Certain Relationships and Related Party Transactions.”

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a written Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our Code of Business Conduct and Ethics will be posted on the Corporate Governance section of our website, which is located at www.tharpharma.com. We intend to disclose amendments to the code, or any waivers of its requirements, on our website or in a current report on Form 8-K as may be required by law or NASDAQ Stock Market listing standards.

Board Leadership Structure and Board’s Role in Risk Oversight

The positions of our chairman of the board and chief executive officer are separated. Separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer must devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow. Our board of directors also believes that this structure ensures a greater role for the independent directors in the oversight of our company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our board of directors. This leadership structure also is preferred by a significant number of our stockholders. Our board of directors believes its administration of its risk oversight function has not affected its leadership structure.

Although our bylaws that will be in effect upon the completion of this offering will not require our chairman and chief executive officer positions to be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including those described under the section titled “Risk Factors.” Our board of directors is actively involved in oversight of risks that could affect us. This oversight is conducted primarily by our full board of directors, which has responsibility for general oversight of risks.

Following the completion of this offering, our board of directors will satisfy this responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our company. Our board of directors believes that full and open communication between management and the board of directors is essential for effective risk management and oversight.

EXECUTIVE COMPENSATION

Overview

Historically, our executive compensation program has reflected our growth and development-oriented corporate culture. Compensation for our executive officers consists of a combination of base salary, bonuses, long-term incentive compensation in the form of stock options and benefits programs. As we transition from a private company to a publicly-traded company, we will evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require. At a minimum, we expect to review executive compensation annually with input from a compensation consultant. As part of this review process, we expect the board of directors and the compensation committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

The compensation provided to our named executive officers for the year ended December 31, 2015 is detailed in the 2015 Summary Compensation Table and accompanying footnotes and narrative that follow this section. Our named executive officers for 2015 are:

•	Raymond K. Houck, our President and Chief Executive Officer;

•	Jason Bablak, our Vice President, Regulatory Affairs; and

•	Ira Kalfus, M.D., our Chief Medical Officer.

2015 Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by or paid to each of our named executive officers during the year ended December 31, 2015.

Name and Principal Position	Year	Salary ($)	All Other Compensation ($)		Total ($)
Raymond K. Houck	2015	143,625	8,619	(1)	152,244
President and Chief Executive Officer

Jason Bablak	2015	124,313	5,000	(2)	129,313
Vice President, Regulatory Affairs

Ira Kalfus, M.D.	2015	55,075	—		55,075
Chief Medical Officer

(1)	Amount reported represents $6,160 in company contributions to his Individual Retirement Account and $2,459 in telephone expenses.
(2)	Amount reported represents company contributions to his Individual Retirement Account.

Employment Agreements with Our Named Executive Officers

In connection with this offering, we intend to enter into amended and restated employment agreements with our named executive officers, which will be effective upon the closing of the initial public offering.

2015 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards for each of our named executive officers as of December 31, 2015. All equity awards granted to our named executive officers were made pursuant to our Amended and Restated Stock Incentive Plan of 2007, or the 2007 Plan.

	Option Awards							Stock Awards
Name	Vesting Start Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Shares, Units or Other Rights That Have Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Raymond K. Houck	4/27/2011							30,000	(2)

Jason Bablak	4/30/2010	7,250	(3)	–		0.85	4/12/2020
	4/12/2010	3,000	(4)	–		0.85
	4/30/2011	1,000	(5)	–		1.50	4/27/2021
	4/27/2011	1,000	(6)			1.50	4/27/2021	2,000	(6)
	7/20/2011			3,000	(7)	1.50	7/20/2021

Ira Kalfus, M.D.	2/28/2011	3,600	(8)	–		1.50	2/7/2021
	10/3/2011	1,400	(9)			1.50	10/3/2021	7,000	(9)

(1)	There was no public market for our common stock on December 31, 2015. We have estimated the market value of the unvested stock award based on an assumed initial public offering price of $ per share, the midpoint of the price range listed on the cover of this prospectus.
(2)	This restricted stock award vested as follows: 15,000 of the shares vest at the rate of 1/48th, or 313 shares per month, with the first tranche vesting on April 30, 2011. An additional 45,000 shares vest upon completion of the following milestones: (i) 15,000 of the shares vested upon the successful completion of the first human pharmacokinetic trial for oral zoledronic acid; (ii) 15,000 of the shares vest upon the successful completion of the Phase III study I human clinical trial for oral zoledronic acid; and (iii) 15,000 of the shares vest upon the filing of a new drug application for our oral zoledronic acid product.
(3)	Represents an option to purchase 12,000 shares that vested and became exercisable as follows: (i) 250 shares vested on April 30, 2010 and (ii) an additional 250 shares vested at the end of each month thereafter until the option became fully vested. Mr. Bablak subsequently exercised 4,750 shares.
(4)	Represents an option to purchase 3,000 shares that vest and become exercisable as follows: 3,000 shares vest upon the Company’s first human bioavailability study on or before the date of completion.
(5)	Represents an option to purchase 1,000 shares that vested and became exercisable as follows: (i) 500 shares vested on April 30, 2011 and (ii) an additional 11 shares vested at the end of each month thereafter until an additional 500 shares were vested.
(6)	Represents an option to purchase 3,000 share that vest and become exercisable as follows: (i) 1,000 shares vested upon the successful completion of the first human pharmacokinetic trial for oral zoledronic acid; (ii) 1,000 shares vest upon the successful completion of a Phase III human clinical trial for oral zoledronic acid; and (iii) 1,000 shares vest upon the filing of a new drug application for our oral zoledronic acid.
(7)	Represents an option to purchase 3,000 shares that vest and become exercisable upon the filing of a new drug application for our oral zoledronic acid.
(8)	Represents an option to purchase 3,600 shares of common stock that vested and became exercisable as follows: (i) 375 shares vested on February 28, 2011 and (ii) an additional 75 shares vested at the end of each month thereafter until the option became fully vested. Mr. Kalfus subsequently exercised 1,275 shares.
(9)	Represents an option to purchase 11,400 shares that vest and become exercisable as follows: (i) 1,400 shares vested upon the successful completion of the first human pharmacokinetic trial for oral zoledronic acid; (ii) 3,000 shares vest upon the successful completion of a Phase III human clinical trial for oral zoledronic acid; and (iii) 4,000 shares vest upon the filing of a new drug application for our oral zoledronic acid.

In May 2016, the board approved grants to Mr. Houck of options to purchase 65,230 shares of our common stock at an exercise price of $10.47 that vest and become exercisable as follows: (i) 22,615 shares vested immediately upon grant; (ii) 7,500 shares vest monthly for 36 months beginning on March 1, 2017; (iii) 20,115 shares vest on January 1, 2017; (iv) 10,000 shares vest upon the successful completion of the first Phase III CRPS clinical trial; and (v) 5,000 shares vest upon the approval of a new drug application for T121.

In May 2016, the board approved grants to Mr. Bablak of options to purchase 45,835 shares of our common stock at an exercise price of $10.47 that vest and become exercisable as follows: (i) 14,667 shares vested immediately upon grant; (ii) 6,750 shares vest monthly for 36 months beginning in March 2017; (iii) 12,418 shares vest on January 1, 2017; (iv) 10,000 shares vest upon the successful completion of the first Phase III CRPS clinical trial; and (v) 2,000 shares vest upon the approval of a new drug application for T121.

In May 2016, the board approved grants to Dr. Kalfus of options to purchase 48,915 shares of our common stock at an exercise price of $10.47 that vest and become exercisable as follows: (i) 7,707 shares vested immediately upon grant; (ii) 6,750 shares vest monthly for 36 months beginning in March 2017; (iii) 5,458 shares vest on January 1, 2017; (iv) 10,000 shares vest upon the successful completion of the first Phase III CRPS clinical trial; (v) 2,000 shares vest upon the approval of a new drug application for T121; (vi) 4,250 shares vest upon the one-year anniversary of the first day of the roadshow that we undertake in connection with this offering; and (vii) 12,750 shares vest monthly for 36 months beginning on the month following the one-year anniversary of the first day of the roadshow that we undertake in connection with this offering.

2015 Director Compensation

For the year ended December 31, 2015, other than as set forth below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors. Raymond K. Houck, our President and Chief Executive Officer, did not receive any compensation for his service as a member of our board of directors during 2015. Mr. Houck’s compensation for service as an employee for fiscal year 2015 is presented above in the “2015 Summary Compensation Table.” We did not maintain any standard fee arrangements for the non-employee members of our board of directors for their service as a director in 2015.

Name	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Philip N. Sussman	58,905	20,000	78,905
Lalit Chordia, Ph.D.	–	–	–
Filip Amram	–	–	–
Robert Roy	–	–	–

(1)	Consists of (i) an option to purchase 8,000 shares of our common stock and (ii) an option to purchase 9,000 shares of our common stock, which Mr. Sussman was awarded for his service as an independent director. Amounts reflect the grant date fair value these option awards in accordance with FASB ASC Topic 718. For information regarding assumptions underlying the valuation of equity awards, see Note 11 to our financial statements and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates—Fair Value of Stock-Based Compensation” included elsewhere in this prospectus. These amounts do not correspond to the actual value that may be recognized by Mr. Sussman upon vesting.
(2)	In August 2014, we entered into an advising agreement to engage Mr. Sussman to provide certain business development services in connection with our Phase 1 data set on our T121 product. The advising arrangement was extended on a month-to-month basis through April 2015. The advising agreement provided that we compensate Mr. Sussman in cash in the amount of $5,000 per month and a bonus based upon Mr. Sussman’s performance. Mr. Sussman was paid $20,000 for the fiscal year ended December 31, 2015.

Non-Employee Director Compensation Policy

Our board of directors intends to adopt a non-employee director compensation policy, effective as of the completion of this offering, that is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors.

Compensation Risk Assessment

We believe that, although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with our pay-for-performance compensation philosophy. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Employee Share Plans

The equity incentive plans described in this section are our Amended and Restated Stock Incentive Plan of 2007, or the 2007 Plan, the Thar Pharmaceuticals, Inc. 2016 Stock Option and Incentive Plan, or the 2016 Plan and the Thar Pharmaceuticals, Inc. 2016 Employee Stock Purchase Plan, or the ESPP.

Amended and Restated Stock Incentive Plan of 2007

Our 2007 Plan was approved by our board of directors and by our stockholders in January 2007. We have reserved an aggregate of 540,000 shares of our common stock for the issuance of awards under the 2007 Plan. This number is subject to adjustment in the event of a subdivision of outstanding stock, a combination of stock, a stock dividend, a reclassification, or any other increase or decrease in the number of issued shares of common stock. Effective upon the closing of this offering, our board of directors has determined not to grant any further awards under our 2007 Plan. The shares of common stock underlying any awards that are lapsed or surrendered without having been exercised under the 2007 Plan are currently added back to the shares of common stock available for issuance under the 2007 Plan. Upon the effectiveness of the 2016 Plan, such shares will be added to the shares of common stock available for issuance under the 2016 Plan.

The 2007 Plan is administered by our board of directors. The administrator has full authority and discretion to take any actions it deems necessary or advisable for the administration of the 2007 Plan.

Officers, directors, consultants and advisors directors and consultants are eligible to receive awards under the 2007 Plan.

The 2007 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option is fixed by the administrator and may not exceed 10 years from the date of grant.

The 2007 Plan also permits the grant or sale of restricted stock. The purchase price of shares of restricted stock, if any, is determined by the administrator. Restricted stock may be subject to other terms and conditions that are not inconsistent with the 2007 Plan, as specified by the administrator.

The 2007 Plan provides that upon the occurrence of a “change of control,” as defined in the 2007 Plan, all outstanding stock options granted under the 2007 Plan shall automatically accelerate and become exercisable immediately prior to the effective date of the change of control. Unless otherwise determined by the board of directors, upon a change of control, the restrictions on all outstanding shares of restricted stock granted under the 2007 Plan that are not vested as of the effective date of the change of control shall automatically lapse immediately prior to the effective date of the change of control. Notwithstanding the foregoing, no action shall be taken if such action will make the change of control ineligible for desired tax treatment and, if in the absence of such action, the change of control would qualify for such treatment and we intend to use such treatment with respect to the change of control.

Our board of directors may alter, amend, suspend or discontinue the 2007 Plan, provided that no such action shall deprive any person of any rights under any outstanding option agreement without his or her consent. In addition, stockholder approval is required to amend the 2007 Plan in certain ways.

2016 Stock Option and Incentive Plan

Our 2016 Plan was adopted by our board of directors in                 , 2016 and approved by our stockholders in                 , 2016 and will become effective on the date immediately prior to the time that the registration statement of which this prospectus is part is declared effective by the SEC. The 2016 Plan will replace the 2007 Plan as our board of directors has determined not to make additional awards under the 2007 Plan following the closing of our initial public offering. The 2016 Plan allows the board of directors or the compensation committee to make equity-based and cash-based incentive awards to our officers, employees, directors and other key persons (including consultants).

We have initially reserved              shares of our common stock for the issuance of awards under the 2016 Plan, plus the shares of common stock remaining available for issuance under the 2007 Plan. The 2016 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2017, by     % of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee. The number of shares reserved under the 2016 Plan is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2016 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2016 Plan and the 2007 Plan will be added back to the shares of common stock available for issuance under the 2016 Plan.

Stock options and stock appreciation rights with respect to no more than              shares of common stock may be granted to any one individual in any one calendar year. The maximum number of shares that may be issued as incentive stock options may not exceed              cumulatively increased on January 1, 2016 and on each January 1 thereafter by the lesser of     % of the number of outstanding shares as of the immediately preceding December 31, or              shares. The value of all awards made under the 2016 Plan and all other cash compensation paid by us to any non-employee director in any calendar year shall not exceed              .

The 2016 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2016 Plan. Persons eligible to participate in the 2016 Plan will be those full or part-time officers, employees, non-employee directors and consultants as selected from time to time by our compensation committee in its discretion.

The 2016 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2016 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants that entitle the recipient to receive awards of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Our compensation committee may grant cash bonuses under the 2016 Plan to participants, subject to the achievement of certain performance goals.

Our compensation committee may grant awards of restricted stock, restricted stock units, performance share awards or cash-based awards under the 2016 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Such awards will only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards are limited to: total stockholder return; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; development, clinical, regulatory or commercial milestones; funds from operations or similar measure; sales or revenue; acquisitions or strategic transactions; partnerships or joint ventures; operating income (loss); cash flow (including, but not limited to, operating cash flow and free cash flow); return on capital, assets, equity, or investment; return on sales; gross or net profit levels; productivity; expense, margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code that may be made to certain of our officers during any one calendar year period is              shares of common stock with respect to a share-based award and $         with respect to a cash-based award.

The 2016 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2016 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2016 Plan. To the extent that awards granted under the 2016 Plan are not assumed or continued or substituted by the successor entity, all awards subject to time-based vesting, conditions or restrictions, shall become fully vested and nonforfeitable as of the effective time of the sale event and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in the discretion of our compensation committee. Upon the effective time of the sale event, all outstanding awards granted under the 2016 Plan shall terminate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of outstanding awards upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights and we may make or provide for cash payment to participants holding other vested awards.

Our board of directors may amend or discontinue the 2016 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2016 Plan require the approval of our stockholders.

No awards may be granted under the 2016 Plan after the date that is 10 years from the effective date of the 2016 Plan. No awards under the 2016 Plan have been made prior to the date hereof.

Employee Stock Purchase Plan

In                 , 2016, our board of directors adopted and our stockholders approved the ESPP. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. The ESPP initially reserves and authorizes the issuance of up to a total of              shares of common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2017 and ending on January 1, 2026 by the lesser of (i)             shares of common stock, (ii)    % of the outstanding number of shares of our common stock on the immediately preceding December 31 or (iii) such lesser number of shares as determined by the ESPP administrator. The number of shares reserved under the ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees whose customary employment is for more than 20 hours per week are eligible to participate in the ESPP. However, any employee who owns 5% or more of the total combined voting power or value of all classes of stock is not eligible to purchase shares under the ESPP.

We may make one or more offerings each year to our employees to purchase shares under the ESPP. Offerings will usually begin on each              and              and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in the ESPP may purchase shares by authorizing payroll deductions of up to     % of his or her base compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares on the last business day of the offering period at a price equal to 85% of the fair market value of the shares on the first business day or the last business day of the offering period, whichever is lower, provided that no more than              shares of common stock may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the purchase period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of common stock authorized under the ESPP and certain other amendments require the approval of our stockholders

Senior Executive Cash Incentive Bonus Plan

In                 , 2016, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or Corporate Performance Goals, as well as individual performance objectives.

Our compensation committee may select Corporate Performance Goals from among the following: total stockholder return; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; development, clinical, regulatory or commercial milestones; funds from operations or similar measure; sales or revenue; acquisitions or strategic transactions; partnerships or joint ventures; operating income (loss); cash flow (including, but not limited to, operating cash flow and free cash flow); return on capital, assets, equity, or investment; return on sales; gross or net profit levels; productivity; expense, margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; sales or market shares and number of customers, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

401(k) Plan

Currently, we do not maintain any retirement plans for our employees in the United States but we intend to adopt a 401(k) retirement plan that is intended to qualify under Sections 401(a) and 501(a) of the Code prior to the completion of this offering.

Compensation of our Key Opinion Leaders

As noted in this prospectus, we have built a team of world-class thought leaders in the treatment of CRPS patients to serve as our key opinion leaders. These advisors include the authors of the Budapest criteria, which are a set of objective guidelines used by physicians worldwide to diagnose CRPS. We compensate these advisors as consultants with cash payments, grants of stock options or a combination of the two, in amounts we believe are reasonable and consistent with companies similarly situated to ours. These advisors do not sit on any formal scientific advisory or similar board, but instead provide advisory services to us on an as needed basis.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to compensation arrangements, including employment agreements discussed under “Executive Compensation,” since January 1, 2013 we have engaged in the following transactions in which:

•	we have been or are to be a participant;

•	the amount involved exceeds $120,000; and

•	any of our directors, executive officers, holders of more than 5% of our voting securities or affiliates or immediate family members of such persons had or will have a direct or indirect material interest.

We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

2012 Convertible Note Financing

In November 2012, we entered into a Note and Warrant Purchase Agreement, pursuant to which we issued and sold to investors an aggregate principal amount of $5,000,000 of convertible promissory notes, or the 2012 Notes, and warrants to purchase an aggregate of 565,125 shares of Series A-1 Preferred Shares at an exercise price of $11.68 per share, or the 2012 Warrants, between November 2012 and May 2014. Certain of the 2012 Notes in aggregate principal amount of $2,522,585.25, together with accrued interest thereon, have since converted to shares of our Series A-1 Preferred Stock, and the remainder of the November 2012 Notes remain outstanding and will automatically convert into shares of our common stock immediately prior to the closing of this offering.

In April 2016, we and the holders of a majority of the principal amount outstanding under the 2012 Notes, including each of the holders listed in the table below, amended all of the 2012 Notes to allow for the automatic conversion of the balance outstanding under each 2012 Note at a conversion price of $11.68 per share immediately prior to the closing of this offering. Concurrently, we and the holders of a majority of the shares of common stock on an as-converted basis subject to all outstanding 2012 Warrants, including the holders listed in the table below, amended all of the 2012 Warrants to provide for the automatic net exercise of such warrants immediately prior to the consummation of this offering. We also amended the November 2012 Note and Warrant Purchase Agreement in March 2013 and August 2013, in each case primarily to increase the aggregate principal amount of convertible notes and warrants that we could issue under the agreement.

The 2012 Notes accrue interest at a rate of 0.5% per annum and any outstanding 2012 Notes will automatically convert immediately prior to the closing of this offering into such number of shares of our common as is equal to the amount of principal and interest outstanding under such 2012 Note, divided by $11.68, multipled by the ratio at which a share of Series A-1 Convertible Preferred Shares converts into common stock in connection with this offering. The 2012 Warrants are exercisable until the earlier of the five-year anniversary of the issuance of the warrant, a change of control or the closing of this offering, and outstanding 2012 Warrants shall be automatically net exercised into shares of our common stock immediately prior to the closing of this offering.

The following table sets forth the principal amount of the 2012 Notes and the number of shares underlying the 2012 Warrants issued to our directors, executive officers, holders of more than 5% of our voting securities, or affiliate or any member of the immediate family of the foregoing persons, as well as the number of shares of Series A-1 Preferred Stock into which such 2012 Notes have been converted, if any.

Name	Original Aggregate Note Principal ($)	Original Aggregate Warrant Shares	Shares of Series A-1 Preferred Stock Issued Due to Prior Conversion of Certain Notes
Stephen A. Davis(1)	483,555.22	53,172	–
John H. Davis(1)	483,555.22	53,172	–
Ashaway Limited(1)(2)	512,500	53,509	44,095
Sitara Investments LP(1)(3)	395,740.64	43,513	–
James Waters(1)(4)	541,814.22	55,033	13,657

(1)	Holder of 5% or more of our voting securities.
(2)	Mr. Amram, a member of our board of directors, is the beneficial owner of Ashaway Limited.
(3)	Dr. Chordia, a member of our board of directors, is the beneficial owner of Sitara Investments LP.
(4)	Consists of 2012 Notes in aggregate principal amount of $158,240.64 and 2012 Warrants exercisable for 13,548 shares of preferred stock held by Mr. James Waters, 2012 Notes in aggregate principal amount of $122,501.77 and 2012 Warrants exercisable for 10,488 shares of preferred stock held by Ms. Barbara Roop, Mr. Waters’ daughter, 2012 Notes in aggregate principal amount of $8,676.40 and 2012 Warrants exercisable for 742 shares of preferred stock held by Mr. Stephen Roop, Mr. Waters’ son-in-law and 2012 Notes in aggregate principal amount of $252,395.47 and 2012 Warrants exercisable for 30,255 shares of preferred stock held by Mr. Richard Waters, Mr. Waters’ son.

2014 Convertible Note Financing

In August 2014, we entered into a Note and Warrant Purchase Agreement, pursuant to which we authorized the issuance and sale to investors of up to an aggregate principal amount of $5,000,000 of convertible notes, or the 2014 Notes, and non-detachable warrants on the terms described herein, or the 2014 Warrants, between August 2014 and March 2016.

In April 2016, we and the holders of a majority of the shares of common stock on an as-converted basis subject to all outstanding 2014 Warrants, including the holders listed in the table below, amended all of the 2014 Warrants to automatically net exercise immediately prior to the consummation of this offering.

In May 2016, we and the holders of a majority of the principal amount outstanding under the 2014 Notes, amended the terms of the 2014 Notes (i) whereby the maximum debt offering was increased to $8,000,000 and (ii) to establish an upper limit on the conversion price upon a qualified financing event.

The 2014 Notes accrue interest at a rate of 2.0% per annum and will automatically convert immediately prior to the closing of this offering into such number of shares of our common stock as is equal to the amount of principal and interest outstanding under such 2014 Note, divided by $11.68, multiplied by the ratio at which a share of the Series A-1 Convertible Preferred Shares converts into common stock in connection with this offering.

Each 2014 Warrant is exercisable upon conversion of the 2014 Notes for: (i) in the case of a financing resulting in gross proceeds of at least $5.0 million, such number of equity securities issued in such financing as is equal to 25% of the principal amount of the related 2014 Note, divided by the price of such equity security in such financing at a per share exercise price equal to the price of such security in such financing; (ii) in the case of a change in control, such number of Series A-1 Preferred Shares as is equal to 25% of the principal amount of a related 2014 Note, divided by $11.68 at a per share exercise price equal to $11.68; and (iii) in the case of the closing of an initial public offering resulting in gross proceeds to us of at least $25.0 million, such number of shares of the class or series of our capital stock as are listed for trading in such public offering as is equal to 25% of the principal amount of the related 2014 Note, divided by $11.68 at a per share exercise price equal to $11.68. The 2014 Warrants are exercisable commencing upon conversion of the underlying 2014 Notes until the earlier to occur of August 19, 2019, a change of control and the closing of this offering or other list of shares of our capital stock on a national securities exchange. Immediately prior to the consummation of this offering, outstanding 2014 Warrants shall be automatically net exercised into shares of our common stock.

The following table sets forth the principal amount of the 2014 Notes and the number of shares underlying the 2014 Warrants, issued to our directors, executive officers, holders of more than 5% of our voting securities, or affiliate or any member of the immediate family of the foregoing persons.

Name	Original Aggregate Note Principal ($)	Original Aggregate Warrant Shares
Stephen A. Davis(1)	50,000	1,070
John H. Davis(1)	50,000	1,070
Ashaway Limited(1)(2)	100,000	2,140
James Waters(1)	100,000	2,140

(1)	Holder of 5% or more of our voting securities.
(2)	Mr. Amram, a member of our board of directors, is the beneficial owner of Ashaway Limited.

Promissory Notes

In April 2011, we issued 60,000 shares of restricted common stock to Raymond Houck, our President and Chief Executive Officer, as well as a member of our board of directors, and 20,000 shares of restricted common stock to Brian Moyer, our Vice President, Corporate Development & Finance, at a purchase price of $1.50 per share. Concurrently, Mr. Houck and Mr. Moyer issued promissory notes, or the Promissory Notes, to us in principal amount of $90,000 and $30,000, respectively, to cover the purchase price of the restricted shares. In April 2016, we entered into a share redemption agreement with each of Mr. Houck and Mr. Moyer pursuant to which Mr. Houck surrendered and we redeemed 9,951 shares of common stock from Mr. Houck in full satisfaction of the principal and accrued but unpaid interest on the Promissory Note issued by Mr. Houck in aggregate amount of $101,101, and Mr. Moyer surrendered and we redeemed 3,317 shares of common stock from Mr. Moyer in full satisfaction of the principal and accrued but unpaid interest on the Promissory issued by Mr. Moyer in aggregate amount of $33,700, following which no amount was outstanding under any Promissory Note.

Indemnification Agreements

We intend to enter into agreements to indemnify our directors and executive officers to the maximum extent allowed under Delaware law. Subject to the provisions of these agreements, these agreements will, among other things, indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of us or that person’s status as a member of our board of directors.

Agreements with our Stockholders

In connection with our preferred stock financings, we entered into an investor rights agreement with purchasers of our preferred stock and stockholders’ agreement with certain holders of our common stock.

Our fourth amended and restated investor rights agreement, or Investor Rights Agreement, provides certain holders of our preferred stock with a participation right to purchase their pro rata share of new securities that we may propose to sell and issue, subject to certain exceptions. The Investor Rights Agreement further provides certain holders of our capital stock to request that their shares be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock—Registration Rights” for additional information regarding such registration rights.

Our second amended and restated common stock stockholders’ agreement, or Stockholders’ Agreement, provides certain holders of our common stock with preemptive rights, right of first refusal, co-sale rights, and piggyback registration rights, which are further described in “Description of Capital Stock—Registration Rights.”

The rights under each of the Investor Rights Agreement and Stockholders’ Agreement will terminate upon the closing of this offering, other than certain registration rights for certain holders of our preferred stock as provided for in the Investor Rights Agreement and described below in “Description of Capital Stock—Registration Rights.”

Related Person Transactions Policy

Our board of directors reviews and approves transactions with directors, officers and holders of 5% or more of our voting securities and their affiliates, or each, a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction are disclosed to our board of directors prior to their consideration of such transaction, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

In connection with this offering, we intend to adopt a written related party transactions policy that such transactions must be approved by our audit committee or another independent body of our board of directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth information relating to the beneficial ownership of our common stock as of March 31, 2016 by: each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock; each of our directors; each of our named executive officers; and all directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 31, 2016 through the exercise of any stock options or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person.

The percentage of shares beneficially owned is computed on the basis of 2,409,323 shares of our common stock outstanding as of March 31, 2016, which reflects (i) the assumed conversion of all of our outstanding shares of preferred stock into 961,180 shares of common stock and (ii) 335,716 shares of common stock issuable upon the conversion of convertible promissory notes to be converted immediately prior to this offering, and excluding              shares of common stock issuable upon the automatic net exercise of warrants immediately prior to this offering at an exercise price of $11.68 per share, to be determined based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Shares of our common stock that a person has the right to acquire within 60 days of March 31, 2016 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Thar Pharmaceuticals, Inc., 150 Gamma Drive, Pittsburgh, PA 15238.

		Percentage of shares beneficially owned
Name and address of beneficial owner	Number of shares beneficially owned	Before offering	After offering
5% or greater stockholders:
Stephen A. Davis(1)	164,275	6.8%
John H. Davis(2)	164,275	6.8%
Ashaway Limited(3)	327,327	13.6%
Sitara Investments LP(4)	716,304	29.7%
James Waters(5)	245,790	10.2%
Directors and executive officers:
Raymond K. Houck	143,306	5.9%
Ira Kalfus, M.D.(6)	12,693	* %
Jason Bablak(7)	33,810	1.4%
Mazen Hanna, Ph.D.(8)	212,649	8.8%
Brian Moyer	39,952	1.7%
Lalit Chordia, Ph.D.(9)	716,304	29.7%
Filip Amram(10)	327,327	13.6%
Robert Roy(11)	14,166	* %
Philip N. Sussman(12)	17,402	* %
All executive officers and directors as a group (14 persons)(13)	2,091,949	86.8%

*	Represents beneficial ownership of less than one percent of our outstanding common stock.
(1)	Consists of 3,051 shares of common stock, 60,694 shares of common stock issuable upon conversion of the Series A-1 Preferred Shares and 164,275 shares of common stock which are issuable upon the conversion of five notes held by Mr. Davis outstanding as of March 31, 2016 in aggregate principal amount of $583,555.22 to be automatically converted immediately prior to this offering. Mr. Davis also holds warrants to purchase 54,242 Series A-1 Preferred Shares at an exercise price of $11.68 per share.
(2)	Consists of 3,051 shares of common stock, 60,694 shares of common stock issuable upon conversion of the Series A-1 Preferred Shares and 164,275 shares of common stock which are issuable upon the conversion of five notes held by Mr. Davis outstanding as of March 31, 2016 in aggregate principal amount of $583,555.22 to be automatically converted immediately prior to this offering. Mr. Davis also holds warrants to purchase 54,242 Series A-1 Preferred Shares at an exercise price of $11.68 per share.
(3)	Consists of 9,659 shares of common stock, 123,456 shares of common stock issuable upon conversion of the Series A Preferred Shares and 129,884 shares of common stock issuable upon conversion of the Series A-1 Preferred Shares, 8,679 shares of common stock which are issuable upon the conversion of one note held by Ashaway Limited outstanding as of March 31, 2016 in aggregate principal amount of $100,000 to be automatically converted immediately prior to this offering. Ashaway Limited also holds warrants to purchase 55,649 Series A-1 Preferred Shares at an exercise price of $11.68 per share.
(4)	Consists of 530,217 shares of common stock, 108,245 shares of common stock issuable upon conversion of the Series A-1 Preferred Shares and 34,329 shares of common stock which are issuable upon the conversion of four notes held by Sitara Investments LP outstanding as of March 31, 2016 in aggregate principal amount of $395,740.64 to be automatically converted immediately prior to this offering. Sitara Investments LP also holds warrants to purchase 43,513 Series A-1 Preferred Shares at an exercise price of $11.68 per share.
(5)	Consists of 147,286 shares of common stock, 74,139 shares of common stock issuable upon conversion of the Series A-1 Preferred Shares and 8,677 shares of common stock which are issuable upon the conversion of one note held by Mr. Waters outstanding as of March 31, 2016 in aggregate principal amount of $100,000 to be automatically converted immediately prior to this offering. Mr. Waters also holds warrants to purchase 15,688 Series A-1 Preferred Shares at an exercise price of $11.68 per share.
(6)	Includes options to purchase 9,325 shares of common stock that are exercisable upon completion of this offering or within 60 days of March 31, 2016.
(7)	Includes options to purchase 15,250 shares of common stock that are exercisable upon completion of this offering or within 60 days of March 31, 2016.
(8)	Consists of 173,909 shares of common stock, 28,987 shares of common stock issuable upon conversion of the Series A-1 Preferred Shares and 4,147 shares of common stock which are issuable upon the conversion of one note held by Dr. Hanna outstanding as of March 31, 2016 in aggregate principal amount of $47,966.46 to be automatically converted immediately prior to this offering. Dr. Hanna also holds warrants to purchase 4,106 Series A-1 Preferred Shares at an exercise price of $11.68 per share. Dr. Hanna also holds options to purchase 1,500 shares of common stock that are exercisable upon completion of this offering or within 60 days of March 31, 2016. Dr. Hanna, our Chief Scientific Officer, is a beneficiary of the Mazen H. Hanna 2012 Family Irrevocable Trust, which holds 75,000 shares of Dr. Hanna’s common stock in trust, with the Mazen Hanna Family as beneficiary.
(9)	Consists of 530,217 shares of common stock, 108,245 shares of common stock issuable upon conversion of the Series A-1 Preferred Shares and 34,329 shares of common stock which are issuable upon the conversion of four notes held by Sitara Investments LP outstanding as of March 31, 2016 in aggregate principal amount of $395,740.64 to be automatically converted immediately prior to this offering. Sitara Investments LP also holds warrants to purchase 43,513 Series A-1 Preferred Shares at an exercise price of $11.68 per share. Dr. Chordia, a member of our board of directors, is the beneficial owner of Sitara Investments LP.
(10)

Consists of 9,659 shares of common stock, 123,456 shares of common stock issuable upon conversion of the Series A Preferred Shares and 129,884 shares of common stock issuable upon conversion of the Series A-1 Preferred Shares, 8,679 shares of common stock which are issuable upon the conversion of one note held by Ashaway Limited outstanding as of March 31, 2016 in aggregate principal amount of $100,000 to be automatically converted immediately prior to this offering. Ashaway Limited also holds warrants to purchase

55,649 Series A-1 Preferred Shares at an exercise price of $11.68 per share. Mr. Amram, a member of our board of directors, is the beneficial owner of Ashaway Limited.
(11)	Consists of 678 shares of common stock and 13,488 shares of common stock issuable upon conversion of the Series A-1 Preferred Shares.
(12)	Consists of 402 shares of common stock. Mr. Sussman also holds options to purchase 17,000 shares of common stock that are exercisable upon completion of this offering or within 60 days of March 31, 2016.
(13)	Includes 1,073,439 shares of common stock, 123,456 shares of common stock issuable upon conversion of the Series A Preferred Shares, 476,131 shares of common stock issuable upon conversion of the Series A-1 Shares, 148,408 shares of common stock which are issuable upon the conversion of notes held in aggregate principal amount of $2,715,132 to be automatically converted immediately prior to this offering and options to purchase 35,750 shares of common stock that are exercisable upon completion of this offering or within 60 days of March 31, 2016.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will be effective upon the consummation of this offering. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur immediately prior to the closing of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

General

Upon completion of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.001 per share, and              shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock will be undesignated.

As of                     , 2016,              shares of our common stock were outstanding and held by     stockholders of record. This amount assumes (i) the conversion of all outstanding shares of our preferred stock into common stock, which will occur immediately prior to the consummation of this offering, (ii) the automatic conversion of convertible promissory notes to be converted immediately prior to the closing of this offering and (iii) the automatic net exercise of warrants immediately prior to the closing of this offering. In addition, as of             , we had outstanding options to purchase             shares of our common stock, at a weighted average exercise price of $         per share.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by the board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

Immediately prior to the consummation of this offering, all outstanding shares of our preferred stock will be converted into shares of our common stock. Upon the consummation of this offering, our amended and restated certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to             shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

Registration Rights

Upon the closing of this offering, the holders of our registrable shares, as described in the Investor Rights Agreement, are entitled to rights with respect to the registration of these shares under the Securities Act as hereinafter described. These rights are provided under the terms of the Investor Rights Agreement, and include short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Form S-3 Registration Rights

Upon the closing of this offering, certain holders of shares of our common stock issued upon the conversion of our preferred stock or their permitted transferees are also entitled to short form registration rights. If we are eligible to file a registration statement on Form S-3, upon the written request of certain holders of our common stock issued upon conversion of our preferred stock upon consummation of this offering to register shares with an anticipated aggregate offering price of at least $10,000,000, we will be required to use our commercially reasonable efforts to effect a registration of such shares, subject to certain exceptions. An aggregate of             shares of common stock and             shares of our common stock issuable upon the exercise of outstanding warrants are entitled to these Form S-3 registration rights.

Piggyback Registration Rights

Upon the closing of this offering, certain holders of shares of our common stock issued upon the conversion of our preferred stock or their permitted transferees are entitled to piggyback registration rights. If we propose to register any of our securities, either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration, and if such holders exercise their right to be included in such registration, we will be required to use our commercially reasonable efforts to include them in the registration. Subject to certain exceptions, the managing underwriter may limit the number of shares included in the underwritten offering if it concludes that marketing factors require such a limitation. An aggregate of             shares of common stock and             shares of our common stock issuable upon the exercise of outstanding warrants are entitled to these piggyback registration rights.

Indemnification

Our Investor Rights Agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The registration rights granted under the Investor Rights Agreement will terminate on the third anniversary of this offering.

Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws

Our certificate of incorporation and bylaws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.

These provisions include:

Classified Board. Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Upon completion of this offering, we expect that our board of directors will have              members.

Action by Written Consent; Special Meetings of Stockholders. Our certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and the bylaws will also provide that, except as otherwise required by law, special meetings of the stockholders can be called only by or at the direction of the board of directors pursuant to a resolution adopted by a majority of the total number of directors. Stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

Removal of Directors. Our certificate of incorporation will provide that our directors may be removed only for cause by the affirmative vote of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, voting together as a single class, at a meeting of the stockholders called for that purpose. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board.

Advance Notice Procedures. Our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Super Majority Approval Requirements. The Delaware General Corporation Law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws requires a greater percentage. A majority vote of our board of directors or the affirmative vote of holders of at least 75% of the total votes of the outstanding shares of our capital stock entitled to vote with respect thereto, voting together as a single class, will be required to amend, alter, change or repeal the bylaws. In addition, the affirmative vote of the holders of at least 75% of the total votes of the outstanding shares of our capital stock entitled to vote with respect thereto, voting together as a single class, will be required to amend, alter, change or repeal, or to adopt any provisions inconsistent with, any of the provisions in our certificate of incorporation relating to amendments to our certificate of incorporation and bylaws and as described under “Action by Written Consent; Special Meetings of Stockholders,” “Classified Board” and “Removal of Directors” above. This requirement of a supermajority vote to approve amendments to our bylaws and certificate of incorporation could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital and corporate acquisitions. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum. Our certificate of incorporation will provide that, subject to limited exceptions, the state or federal courts located in the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 75% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                      .

Listing

We intend to apply to have our common stock listed on the NASDAQ Global Market under the symbol “THAR.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital at a time and price we deem appropriate. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below.

Based on the number of shares of our common stock outstanding as of March 31, 2016, upon the closing of this offering and assuming (1) the conversion of our outstanding preferred stock into common stock, (2) the conversion of our convertible promissory notes into common stock, (3) the exercise of our outstanding warrants into common stock, (4) no exercise of the underwriters’ option to purchase additional shares of common stock and (5) no exercise of outstanding options, we would have had outstanding an aggregate of approximately              shares of common stock. Of these shares, all of the shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our affiliates as such term is defined in Rule 144 of the Securities Act.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares then outstanding, which will equal approximately shares immediately after this offering assuming no exercise of the underwriters’ over-allotment option to purchase additional shares, based on the number of shares outstanding as of March 31, 2016; or

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

All of our directors and executive officers and certain holders of our securities, who collectively held              shares of common stock as of March 31, 2016, have signed a lock-up agreement which prevents them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of SunTrust Robinson Humphrey, Inc., as representatives of the underwriters. The representatives may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the 180-day period. When determining whether or not to release shares from the lock-up agreements, SunTrust Robinson Humphrey, Inc. will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Registration Rights

Upon completion of this offering, the holders of              shares of common stock or their transferees will be entitled to various rights with respect to registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock—Registration Rights” for additional information.

Stock Option Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our stock option plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective immediately prior to filing with the Securities and Exchange Commission. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. As of                 , 2016, we estimate that such registration statement on Form S-8 will cover approximately              shares.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is not a “United States person” or a partnership (or other entity treated as a partnership) for U.S. federal income tax purposes. A United States person is any of the following:

•	an individual citizen or resident (for U.S. federal income tax purposes) of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

An individual may be treated as a resident instead of a nonresident of the United States in any calendar year for U.S. federal income tax purposes if the individual was present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending with the current calendar year. For purposes of the 183-day calculation, all of the days the individual was present in the United States in the current year, one-third of the days the individual was present in the United States in the immediately preceding year and one-sixth of the days the individual was present in the United States in the second preceding year are counted, subject to certain exceptions not discussed herein. The tax treatment of U.S. citizens and residents (including individuals who meet the foregoing substantial presence test) who hold shares of our common stock is not discussed in this summary.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset, generally property held for investment.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, the alternative minimum tax, Medicare contribution tax, or gift tax.

This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, including without limitation:

•	banks, insurance companies, and other financial institutions;

•	tax-exempt organizations and governmental organizations;

•	brokers, dealers or traders in securities or currencies;

•	regulated investment companies;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	qualified foreign pension funds;

•	persons that have a functional currency other than the U.S. dollar;

•	owners deemed to sell our common stock under the constructive sale provisions of the Code;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	owners in special situations, such as those who have elected to mark securities to market, or those that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock in light of their particular situations.

Distributions on Our Common Stock

Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s adjusted tax basis in the common stock. A holder’s adjusted tax basis in a share of our common stock is generally the purchase price of such share, reduced by the amount of any such tax-free returns of capital. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Disposition of Our Common Stock.” Any such distributions will also be subject to the discussion below under the section titled “Withholding and Information Reporting Requirements—FATCA.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. In the case of a non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements, including delivery of a properly executed IRS Form W-8ECI. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons. Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who (with respect to dividends that are not treated as effectively connected with a trade or business conducted by the non-U.S. holder within the United States) claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to (i) provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and certify under penalties of perjury that such holder is not a United States person and is eligible for treaty benefits, or (ii) if our common stock is held through certain foreign intermediaries, satisfy applicable certification and other requirements. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships). Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

Subject to the discussion below under “Withholding and Information Reporting Requirements—FATCA,” a non-U.S. holder generally will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to United States persons and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses (not including any capital loss carryovers) of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such disposition and capital losses; or

•	we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period for the common stock sold, exchanged or otherwise disposed of, if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may be required to withhold 15% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned at the time of death (or were the subject of certain lifetime transfers) by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder (usually on IRS Form W-8BEN or W-8BEN-E) and satisfies certain other requirements, or otherwise establishes an exemption.

Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding and Information Reporting Requirements—FATCA

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a U.S. federal withholding tax at a rate of 30% on payments of dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Under applicable U.S. Treasury regulations, withholding under FATCA currently applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2018. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of the tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through the underwriters named below. SunTrust Robinson Humphrey, Inc. is acting as the sole book-running manager of this offering and as representative of the underwriters. We have entered into an underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares
SunTrust Robinson Humphrey, Inc.
Total

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters must buy all of the shares of common stock if they buy any of them. However, the underwriters are not required to pay for the shares covered by the underwriters’ option to purchase additional shares as described below.

Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representative that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for he common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to an aggregate of              additional shares of our common stock. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares of common stock approximately in proportion to the amounts specified in the table above.

Underwriting Discount

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. Sales of shares made outside of the United States may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

The following table shows the per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to              additional shares.

	No exercise	Full exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $         million. We have agreed with the underwriters to pay certain fees and expenses related to the review and qualification of this offering by the Financial Industry Regulatory Authority, Inc.

No Sales of Similar Securities

We, our executive officers and directors, and holders of all of our capital stock prior to this offering, have entered into lock-up agreements with the underwriters. Under the lock-up agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of SunTrust Robinson Humphrey, Inc., offer for sale, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, our common stock or securities convertible into or exchangeable or exercisable for our common stock or enter into any swap, hedge or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risk of ownership of shares of our common stock. These restrictions will be in effect for a period ending on and including the date that is 180 days after the date of this prospectus.

SunTrust Robinson Humphrey, Inc. may, at any time and in its sole discretion, release some or all the securities from these lock-up agreements. If the restrictions under the lock-up agreements are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price of our common stock.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Nasdaq Listing

We intend to apply to have our common stock listed on The NASDAQ Global Market under the symbol “THAR.”

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock during and after this offering, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Determination of Offering Price

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation among us and the representative of the underwriters. The principal factors to be considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to the representative;

•	our history and prospects and the history and prospects for the industry in which we compete;

•	our past and present financial performance;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities market at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock or that the common stock will trade in the public market at or above the initial public offering price.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities or instruments of us. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in these securities and instruments.

Relationship with Locust Walk

We have engaged Locust Walk Securities LLC, or Locust Walk, a Financial Industry Regulation Authority, Inc. member, to serve as our financial advisor in connection with this offering. We expect to pay Locust Walk, upon the completion of this offering, aggregate fees of $             for its services. The services provided by Locust Walk included customary business and financial analysis, assistance in preparing information materials regarding the offering, coordinating diligence sessions and advising us with respect to the marketing and structuring of this offering. Locust Walk is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, Locust Walk will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.

Electronic Distribution

A prospectus in electronic format may be made available on the internet or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Notice to Prospective Investors

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of common stock which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

(b)	by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Shares shall result in a requirement us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

United Kingdom

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for our securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our securities pursuant to an offer made under Section 275 except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law; or

(4)	as specified in Section 276(7) of the SFA.

Switzerland

This Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (CO) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Greece

The securities have not been approved by the Hellenic Capital Markets Commission for distribution and marketing in Greece. This document and the information contained therein do not and shall not be deemed to constitute an invitation to the public in Greece to purchase the securities. The securities may not be advertised, distributed, offered or in any way sold in Greece except as permitted by Greek law.

Dubai International Finance Centre

This prospectus relates to an Exempt Offer in accordance with the Markets Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to Professional Clients who are not natural persons. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

The validity of the common stock offered in this prospectus will be passed upon for us by Goodwin Procter LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley LLP, New York, New York.

EXPERTS

The financial statements of Thar Pharmaceuticals, Inc. as of December 31, 2014 and 2015, and for the years then ended have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2015 financial statements contains an explanatory paragraph that states that the Company has incurred recurring losses and negative cash flows from operations since inception and had an accumulated deficit at December 31, 2015 of $16.9 million, which raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-              ) under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

Thar Pharmaceuticals, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Thar Pharmaceuticals, Inc.:

We have audited the accompanying balance sheets of Thar Pharmaceuticals, Inc. (the Company) as of December 31, 2014 and 2015, and the related statements of operations, convertible preferred stock and stockholders’ equity (deficit), and cash flows for the years then ended. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thar Pharmaceuticals, Inc. as of December 31, 2014 and 2015, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses and negative cash flows from operations since inception and had an accumulated deficit at December 31, 2015 of $16.9 million which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

April 13, 2016

Thar Pharmaceuticals, Inc.

Balance Sheets

	December 31,
	2014	2015

Assets
Current assets:
Cash	$779,362	$202,420
Prepaid expenses	57,536	52,296

Total current assets	836,898	254,716
Property and equipment, net	2,293	1,605

Total assets	$839,191	$256,321

Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$145,248	$134,277
Accrued expenses	83,741	30,931
Deferred revenue	–	340,000

Total current liabilities	228,989	505,208
Convertible debt	1,262,619	2,357,968
Preferred stock warrant liability	2,328,314	3,215,560

Total liabilities	3,819,922	6,078,736

Commitments and contingencies (Note 9)

Convertible preferred stock, $0.001 par value:
Series A preferred stock: 148,668 shares authorized, issued and outstanding actual (liquidation value of $1,204,211 at December 31, 2015)	1,190,701	1,190,701
Series A-1 preferred stock: 1,880,690 shares authorized, 812,512 shares issued and outstanding actual (liquidation value of $9,490,140 at December 31, 2015)	7,796,131	7,796,131

Total convertible preferred stock	8,986,832	8,986,832

Stockholders’ equity (deficit):
Common stock, $0.001 par value; 3,314,358 shares authorized; 1,110,059 and 1,112,427 shares issued and outstanding at December 31, 2014 and 2015, respectively	1,110	1,112
Additional paid-in capital	1,829,597	2,105,989
Accumulated deficit	(13,798,270)	(16,916,348)

Total stockholders’ equity (deficit)	(11,967,563)	(14,809,247)

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$839,191	$256,321

See accompanying notes to financial statements

Thar Pharmaceuticals, Inc.

Statements of Operations

	Years Ended December 31,
	2014	2015
Operating expenses:
Research and development	$1,729,194	$708,571
General and administrative	708,166	1,149,412

Loss from operations	2,437,360	1,857,983

Other (income) expense:
Change in fair value of convertible debt	(361,611)	372,849
Change in fair value of preferred stock warrant liability	(282,016)	887,246

Net loss	$(1,793,733)	$(3,118,078)

Per share information:
Net loss per share of common stock, basic and diluted	$(1.71)	$(2.95)

Weighted average shares outstanding, basic and diluted	1,046,163	1,057,286

Pro forma net loss per share of common stock—basic and diluted (unaudited)

Pro forma weighted average shares outstanding (unaudited)

See accompanying notes to financial statements

Thar Pharmaceuticals, Inc.

Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Years Ended December 31, 2014 and 2015

	Convertible Preferred Stock				Stockholders’ Equity (Deficit)
	Series A		Series A-1		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2014	148,668	$1,190,701	532,829	$5,497,883	1,110,059	$1,110	1,703,401	(12,004,538)	$(10,300,027)
Issuance of Series A-1 preferred stock upon exercise of warrants	–	–	62,534	730,432	–	–	–	–	–
Issuance of Series A-1 preferred stock upon conversion of debt	–	–	217,149	1,567,816	–	–	–	–	–
Stock-based compensation expense	–	–	–	–	–	–	126,197	–	126,197
Net loss	–	–	–	–	–	–	–	(1,793,733)	(1,793,733)

Balance at December 31, 2014	148,668	1,190,701	812,512	7,796,131	1,110,059	1,110	1,829,597	(13,798,270)	(11,967,563)
Exercise of stock options	–	–	–	–	2,368	2	2,965	–	2,967
Stock-based compensation expense	–	–	–	–	–	–	273,427	–	273,427
Net loss	–	–	–	–	–	–	–	(3,118,078)	(3,118,078)

Balance at December 31, 2015	148,668	$1,190,701	812,512	$7,796,131	1,112,427	$1,112	$2,105,989	$(16,916,348)	$(14,809,247)

See accompanying notes to financial statements

Thar Pharmaceuticals, Inc.

Statements of Cash Flows

	Years Ended December 31,
	2014	2015
Operating activities:
Net loss	$(1,793,733)	$(3,118,078)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	869	688
Stock-based compensation expense	126,197	273,427
Issuance of convertible debt for payment of rent	9,000	4,500
Change in fair value of convertible debt	(361,611)	372,849
Change in fair value of preferred stock warrant liability	(282,016)	887,246
Changes in operating assets and liabilities:
Prepaid expenses	3,865	5,240
Accounts payable	(131,549)	(10,971)
Accrued expenses	(24,502)	(52,810)
Deferred revenues	–	340,000

Cash used in operating activities	(2,453,480)	(1,297,909)

Financing activities:
Proceeds from the sale of convertible debt and warrants	1,674,619	718,000
Proceeds from the exercise of Series A-1 warrants	730,432	–
Proceeds from the exercise of stock options	–	2,967

Cash provided by financing activities	2,405,051	720,967

Net decrease in cash	(48,429)	(576,942)
Cash at beginning of year	827,791	779,362

Cash at end of year	$779,362	$202,420

Supplemental disclosure of noncash financing activities:
Issuance of Series A-1 convertible preferred stock upon conversion of debt	$1,567,816	$–

See accompanying notes to financial statements

Thar Pharmaceuticals, Inc.

Notes to Financial Statements

December 31, 2014 and 2015

1. Organization and Description of Business

Thar Pharmaceuticals, Inc. (the “Company”) is a Delaware corporation formed in January 2006. The Company is a clinical-stage biopharmaceutical company focused on the development and commercialization of novel, oral therapies designed to solve clinical limitations of existing intravenous only therapies for serious and life threatening conditions. Using its proprietary Enhance technology platform, the Company is developing is lead product candidate, T121, for the management of pain associated with complex regional pain syndrome (“CRPS”), a debilitating orphan condition.

2. Liquidity

The Company has incurred substantial losses and negative cash flows from operations since its inception and had an accumulated deficit of $16.9 million as of December 31, 2015. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales of its product candidates currently in development. Substantial additional financing will be needed by the Company to fund its operations and to commercially develop its product candidates. Management is currently evaluating different strategies to obtain the required funding for future operations. These strategies may include, but are not limited to: private placements of equity or debt, payments from potential strategic research and development, licensing and marketing arrangements with biopharmaceutical companies, and public offerings of equity or debt securities. There can be no assurance that these future funding efforts will be successful.

The Company’s future operations are highly dependent on a combination of factors, including (i) the timely and successful completion of additional financing discussed above, (ii) the Company’s ability to complete revenue-generating partnerships with pharmaceutical companies, (iii) the success of its research and development, (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies, and, ultimately, (v) regulatory approval and market acceptance of T121 or any future product candidates the Company may develop.

3. Basis of Presentation and Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Thar Pharmaceuticals, Inc.

Notes to Financial Statements

December 31, 2014 and 2015

Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Due to the uncertainty of factors surrounding the estimates or judgments used in the preparation of the financial statements, actual results may materially vary from these estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Fair Value of financial instruments

At December 31, 2014 and 2015, the Company’s financial instruments included accounts payable, accrued expenses, preferred stock warrants and convertible debt. The carrying amount of accounts payable and accrued expenses approximates fair value due to the short-term maturities of these instruments. The carrying value of the convertible debt and preferred stock warrants are the estimated fair values of the liabilities as described in Note 4.

Property and equipment

Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives. The Company estimates a life of three years for computer equipment and five years for furniture and fixtures and lab equipment. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in operating expenses. Repairs and maintenance costs are expensed as incurred.

Long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated. Impairment charges are recognized at the amount by which the carrying amount of an asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company has not recognized any impairment or disposition of long-lived assets.

Convertible debt

The Company analyzes its convertible debt instruments for embedded derivatives that may require bifurcation from the host and accounted for as derivatives. At the inception of each instrument, the Company performs an analysis of the embedded features requiring bifurcation and may elect, if eligible, to account for the entire debt instrument at fair value. If elected, any changes in fair value are recognized in the accompanying statements of operations until the instrument is settled.

Thar Pharmaceuticals, Inc.

Notes to Financial Statements

December 31, 2014 and 2015

Deferred revenue

Revenues related to research services for third-party product development are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured. The Company entered into a research development arrangement in October 2015 (see Note 9) and did not initiate any substantial development efforts during the year ended December 31, 2015. As of December 31, 2015, the Company has received $340,000 in payments under this arrangement which have been deferred.

Research and development

Research and development costs are expensed as incurred and consist primarily of funds paid to third parties for the provision of services for product candidate development, clinical and nonclinical development and related supply and manufacturing costs, and regulatory compliance costs. At the end of the reporting period, the Company compares payments made to third-party service providers to the estimated progress toward completion of the research or development objectives. Such estimates are subject to change as additional information becomes available. Depending on the timing of payments to the service providers and the progress that the Company estimates has been made as a result of the service provided, the Company may record net prepaid or accrued expense relating to these costs.

Upfront milestone payments made to third parties who perform research and development services on the Company’s behalf are expensed as services are rendered. Costs incurred in obtaining technology licenses are charged to research and development expense as acquired in-process research and development if the technology licensed has not reached technological feasibility and has no alternative future use.

Stock-based compensation

The Company measures employee and director stock-based awards at grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the award. Stock-based awards issued to non-employees are revalued until the award vests.

Estimating the fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and, for stock options, the expected life of the options and stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income taxes

The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities and the expected benefits of net operating loss carryforwards. The impact of changes in tax rates and laws on deferred taxes, if any, applied during the years in which temporary differences are expected to be settled, is reflected in the financial statements in the period of enactment. The measurement of deferred tax assets is reduced, if, based on weight of the evidence, it is more likely than not that some, or all, of the deferred

Thar Pharmaceuticals, Inc.

Notes to Financial Statements

December 31, 2014 and 2015

tax assets will not be realized. As of December 31, 2014 and 2015, the Company has concluded that a full valuation allowance is necessary for its net deferred tax assets. The Company had no material amounts recorded for uncertain tax positions, interest or penalties in the accompanying financial statements.

Net loss per share

Basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during each period. Diluted loss per share includes the effect, if any, from the potential exercise or conversion of securities, such as convertible debt, convertible preferred stock, preferred stock warrants, restricted stock, and stock options, which would result in the issuance of incremental shares of common stock. In computing the basic and diluted net loss per share, the weighted average number of shares remains the same for both calculations due to the fact that when a net loss exists, dilutive shares are not included in the calculation as the impact is anti-dilutive.

The following potentially dilutive securities outstanding as of December 31, 2014 and 2015 have been excluded from the computation of diluted weighted average shares outstanding, as they would be anti-dilutive:

	December 31,
	2014	2015
Convertible debt	269,509	333,988
Preferred stock warrants	565,125	565,125
Convertible preferred stock	961,180	961,180
Unvested restricted stock awards	61,190	40,000
Stock options	171,443	98,075

	2,028,447	1,998,368

Amounts in the table reflect the common stock equivalents of the noted instruments.

The unaudited pro forma net loss per share is computed using the weighted average number of shares of common stock outstanding after giving effect to the conversion of all issued and outstanding shares of convertible debt, convertible preferred stock and preferred stock warrants into shares of common stock upon the closing of the Company’s initial public offering (“IPO”), as if they had occurred at the beginning of the period, or the date of original issuance, if later.

Thar Pharmaceuticals, Inc.

Notes to Financial Statements

December 31, 2014 and 2015

The following table summarizes the calculation of unaudited pro forma basic and diluted net loss per share of common stock for the year ended December 31, 2015:

Numerator:
Net loss		$(3,118,078)
Effect of pro forma adjustments:
Change in fair value of convertible debt		372,849
Change in fair value of preferred stock warrant liability		887,246

Unaudited pro forma net loss		$(1,857,983)

Denominator:
Weighted average shares of common stock outstanding
Effect of pro forma adjustments:
Conversion of convertible debt
Net exercise of preferred stock warrants
Conversion of convertible preferred stock

Shares used in computing unaudited pro forma weighted average basic and diluted shares of common stock outstanding

Unaudited basic and diluted net loss per share of common stock	$

Segment information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one segment.

Recent accounting pronouncements

On March 30, 2016, the FASB issued ASU 2016-09, Compensation – Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for employee share-based payment transactions including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The new guidance also contains two practical expedients under which nonpublic entities can use the simplified method to estimate the expected term of an award and make a one-time election to switch from fair value measurement to intrinsic value measurement for liability-classified awards. The guidance is applicable to public business entities for fiscal years beginning after December 15, 2016 and interim periods within those years. The Company is evaluating the effect that ASU 2016-09 will have on its financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-06, Contingent Put and Call Options in Debt Instruments. The FASB issued final guidance clarifying that the assessment of whether an embedded contingent put or call option is clearly and closely related to the debt host only requires an analysis of the four-step decision sequence outlined in ASC 815-15-25-42. Entities are required to apply the guidance to existing debt instruments (or hybrid financial instruments that are determined to have a debt host) using a modified retrospective transition method as of the period of adoption. The guidance is effective for

Thar Pharmaceuticals, Inc.

Notes to Financial Statements

December 31, 2014 and 2015

public business entities for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. The Company early adopted this guidance for all periods presented and there was no impact on its results of operations, financial position or cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The FASB issued the update to require the recognition of lease assets and liabilities on the balance sheet of lessees. The standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within such fiscal years. The ASU requires a modified retrospective transition method with the option to elect a package of practical expedients. Early adoption is permitted. The Company is currently evaluating the potential impact of the adoption of this standard on its results of operations, financial position and cash flows and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments in this update will explicitly require a company’s management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The new standard will be effective in the first annual period ending after December 15, 2016. Early application is permitted. The Company is currently evaluating the potential impact of the adoption of this standard, but believes its adoption will have no impact on its results of operations, financial position or cash flows.

4. Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Thar Pharmaceuticals, Inc.

Notes to Financial Statements

December 31, 2014 and 2015

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

	December 31, 2014
	(Level 1)	(Level 2)	(Level 3)
Liabilities
Convertible debt	$–	$–	$1,262,619
Preferred stock warrant liability	$–	$–	$2,328,314

	December 31, 2015
	(Level 1)	(Level 2)	(Level 3)
Liabilities
Convertible debt	$–	$–	$2,357,968
Preferred stock warrant liability	$–	$–	$3,215,560

The reconciliation of the preferred stock warrant liability and convertible debt measured at fair value on a recurring basis using significant unobservable inputs (Level 3) is as follows:

	Preferred Stock Warrant Liability	Convertible Debt
Balance at January 1, 2014	$2,199,882	$1,918,875
Additions	410,448	1,273,171
Settlements	–	(1,567,816)
Change in fair value	(282,016)	(361,611)

Balance at December 31, 2014	2,328,314	1,262,619
Additions	–	722,500
Change in fair value	887,246	372,849

Balance at December 31, 2015	$3,215,560	$2,357,968

The preferred stock warrants are classified as liabilities on the accompanying balance sheets at December 31, 2014 and 2015. The liability is marked-to-market each reporting period with the change in fair value recorded as either income or expense in the accompanying statements of operations until the warrants are exercised, expire or other facts and circumstances lead the liability to be reclassified to convertible preferred stock or stockholders’ equity (deficit). The fair value of the warrant liability is estimated using a Probability-Weighted Expected Return Method framework, or PWERM. The PWERM considered certain assumptions, including whether or not an IPO would be completed, the timing of a liquidity event, the discount rate, and a discount for lack of marketability.

The Company evaluated its convertible debt instruments in accordance with ASC Topic 815, Derivatives and Hedging, and determined that the contingent conversion into a variable number of shares is evaluated as a redemption feature. The redemption features were not clearly and closely related to their respective debt hosts and were required to be separated and accounted for as derivative instruments. The Company elected to initially and subsequently measure the convertible debt at fair value, with changes in fair value recognized in earnings. The fair value of the convertible debt is estimated using a PWERM framework.

Thar Pharmaceuticals, Inc.

Notes to Financial Statements

December 31, 2014 and 2015

Specific inputs used in the PWERM approach include the following:

	December 31,
Major Assumptions	2014	2015
Discount for lack of marketability	20%	15%
Time to liquidity	1.63 years	0.63 years
Discount rate	18.5%	18.0%
Probability of IPO	50%	50%

5. Property and Equipment

Property and equipment, net, consists of:

	December 31,
	2014	2015
Laboratory equipment	$6,931	$6,931
Computer hardware and software	4,297	4,297

	11,228	11,228
Less: accumulated depreciation	(8,935)	(9,623)

	$2,293	$1,605

Depreciation expense was $869 and $688 for the years ended December 31, 2014 and 2015, respectively.

6. Accrued Expenses

Accrued expenses consist of:

	December 31,
	2014	2015
Research and development expenses	$36,325	$–
Due to related party (See Note 13)	22,897	22,897
Professional fees	14,676	7,421
Other	9,843	613

	$83,741	$30,931

7. Preferred Stock Warrants

The Company issued warrants to purchase 319,611 shares of its Series A-1 in connection with the sale of its Series A-1 in 2010, 2011 and 2012 (the “30 Day Warrants”), of which 229,711 were outstanding as of January 1, 2014. The 30 Day Warrants were exercisable for 30 days following the Company’s delivery of the results of the Company’s first-in-human dosing and analysis of blood serum levels of T121 in normal volunteers (the “Human PK Study”). The warrants were initially recorded at their fair value and were classified as liabilities because they were exercisable for shares of a contingently redeemable instrument. The Human PK Study vesting condition was met in August 2014 at which time certain holders exercised their 30 Day Warrants to purchase 62,534 shares of Series A-1 for a total purchase price of $730,432 and the remaining 30 Day Warrants expired.

Thar Pharmaceuticals, Inc.

Notes to Financial Statements

December 31, 2014 and 2015

The Company issued warrants to purchase 565,125 shares of its Series A-1 in connection with the sale of convertible debt in 2012, 2013 and 2014 (Note 8). The warrants were initially recorded at their fair value (see Note 4) and are classified as liabilities because they are exercisable for shares of a contingently redeemable instrument. The warrants have an exercise price of $11.68 per share and expire at the earlier of (i) five years; (ii) a change in control of the Company, or (iii) an IPO. The carrying value of the warrants is adjusted to current fair value at each reporting period.

Series A-1 warrant transactions for the years ended December 31, 2014 and 2015 consisted of the following:

Balance at January 1, 2014	706,269
Issuances	88,567
Exercises	(62,534)
Expirations	(167,177)

Balance at December 31, 2014	565,125
Issuances	–
Exercises	–

Balance at December 31, 2015	565,125

8. Convertible debt

2012 Convertible Notes

In 2012, the Company initiated a convertible debt offering up to a maximum of $5,000,000 (the “2012 Convertible Notes”). The Company issued the 2012 Convertible Notes from November 2012 through May 2014. The 2012 Convertible Notes bear interest at 0.5% per annum and are due at maturity which is the fifth anniversary from the date of issuance. The Company is required to pay a premium of 1.5 times the outstanding principal and accrued interest upon a change in control or in the event the Company elects to make any prepayments. The holders had the option to convert all, or a portion of, their principal and accrued interest 30 days following the Human PK Study into shares of Series A-1 at a conversion price of $11.68 per share. Subsequent to the Human PK Study and upon the completion of a qualified equity offering (as defined in the 2012 Convertible Notes), the holders have the option to convert all, or a portion of, their principal and accrued interest into shares of the equity issued and at the subscription price paid. In August 2014, the Human PK Study conversion condition was met and certain 2012 Convertible Note holders elected to convert into 217,149 shares of Series A-1, which had an estimated fair value of $1,567,816 on the date of conversion.

In connection with the issuance of the 2012 Convertible Notes, the Company issued warrants to purchase 565,125 shares of its Series A-1 at an exercise price of $11.68 per share. The proceeds were allocated to the convertible debt and related warrants based on their respective fair values.

The 2012 Convertible Notes are recorded at fair value. Changes in fair value are recognized in the accompanying statements of operations. For the years ended December 31, 2014 and 2015, the Company recorded income of $211,706 and expense of $200,345 for the change in fair value of the 2012 Convertible Notes, respectively.

Thar Pharmaceuticals, Inc.

Notes to Financial Statements

December 31, 2014 and 2015

At December 31, 2014 and 2015, the 2012 Convertible Notes had a fair value of $763,521 and $963,869 and a face value, including accrued interest of $2,494,968 and $2,508,037, respectively.

2014 Convertible Notes

In 2014, the Company initiated a convertible debt offering up to a maximum of $5,000,000 (the “2014 Convertible Notes”). The 2014 Convertible Notes bear interest at 2.0% per annum and are due at maturity on August 19, 2019. The Company is required to pay a premium of 1.5 times the outstanding principal and accrued interest upon a change in control or in the event the Company elects to make any prepayments. Upon a qualified financing (as defined in the 2014 Convertible Notes), the outstanding principal and accrued interest will automatically convert into the shares issued in connection with the qualified financing and at a conversion price equal to the subscription price. In the event of an unqualified financing (as defined in the 2014 Convertible Notes) and upon a vote of the holders of a majority of the outstanding principal under the 2014 Convertible Notes, the noteholders may elect to convert their outstanding principal and accrued interest into the share issued in connection with the unqualified offering and at the subscription price. Upon any class of Company stock being publicly traded, the holders can, at their option, convert their outstanding principal and accrued interest into shares of the traded stock at a conversion rate of $11.68 per share.

In connection with the issuance of the 2014 Convertible Notes, the holders received non-detachable warrants (the “2014 Warrants”). Each 2014 Warrant is exercisable for: (i) in the case of a financing resulting in gross proceeds of at least $5.0 million, such number of equity securities issued in such financing as is equal to 25% of the principal amount of the related 2014 Convertible Note, divided by the price of such equity security in such financing, with the exercise price of such 2014 Warrant equal to the price of such equity security in such financing; (ii) in the case of a change in control, such number of Series A-1 Preferred Shares as is equal to 25% of the principal amount of a related 2014 Convertible Note, divided by $11.68 at an exercise price of $11.68 per share; and (iii) in the case of the closing of an IPO resulting in gross proceeds of at least $25.0 million, such number of shares of the class or series of the Company’s capital stock as are listed for trading in such public offering as is equal to 25% of the principal amount of the related 2014 Convertible Note issued to the holder of such 2014 Warrant, divided by $11.68 at an exercise price of $11.68 per share. Each 2014 Warrant is exercisable commencing upon conversion of the underlying 2014 Convertible Note until August 19, 2019 or earlier upon a change of control or IPO.

The 2014 Convertible Notes are recorded at fair value. For the years ended December 31, 2014 and 2015, the Company recorded income of $149,905 and an expense of $172,504 for the change in fair value of the 2014 Convertible Notes, respectively.

At December 31, 2014 and 2015, the 2014 Convertible Notes had a fair value of $499,095 and $1,394,099 and a face value, including accrued interest of $652,266 and $1,393,201, respectively.

9. Commitments and Contingencies

Research and development agreement

In October 2015, the Company entered into a research and development agreement with a global generics and specialty pharmaceutical company to co-develop two drug candidates into a new molecular complex, co-crystal formulation or other new version of the selected drugs using the

Thar Pharmaceuticals, Inc.

Notes to Financial Statements

December 31, 2014 and 2015

Company’s Enhance technology platform. The Company will provide research and development services and deliver a final report and the parties will conduct a summary meeting. Upon completion of the meeting, the parties may elect to continue their co-development efforts and, if continuation is elected, will negotiate in good faith the terms and conditions of such continued development efforts.

Pursuant to the terms of the agreement, the Company received an upfront payment of $200,000 and is eligible to receive up to $480,000 over a twelve-month period for research and development services. As of December 31, 2015, the Company has received $340,000 in payments that have been recorded as deferred revenue as the Company did not initiate any substantial development efforts during the year ended December 31, 2015.

Employment agreements

The Company has entered into employment contracts with its officers and certain employees that provide for severance and continuation of benefits in the event of termination of employment either by the Company without cause or by the employee for good reason, both as defined in the agreements. In addition, in the event of termination of employment following a change in control, as defined in the employment contracts, either by the Company without cause or by the employee for good reason, any unvested portion of the employee’s stock options become immediately vested.

Litigation

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. There are no matters currently outstanding.

Leases

The Company has entered into operating lease agreements for its headquarters and operating space in Pittsburgh, Pennsylvania and its research and development laboratory in Tampa Bay, Florida. The lease for its headquarters expires in April 2017. The laboratory lease is on a month to month basis.

Rent expense under the leases was $48,000 and $48,840 for the years ended December 31, 2014 and 2015, respectively, of which $9,000 and $4,500, respectively, was related to the research and development laboratory and was paid through the issuance of 2014 Convertible Notes (see Note 8). Future minimum rental payments under the non-cancelable lease in Pittsburgh is $12,000 and $4,000 in 2016 and 2017, respectively.

10. Convertible preferred stock and stockholders’ equity (deficit)

Common stock

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any. No dividends had been declared through December 31, 2015.

Thar Pharmaceuticals, Inc.

Notes to Financial Statements

December 31, 2014 and 2015

Convertible preferred stock

The Company has Series A convertible preferred stock (“Series A”) and Series A-1, which are classified outside of stockholders’ equity (deficit) because the shares contain contingent redemption features that are not solely within the control of the Company.

During 2014, the Company issued 62,534 shares of Series A-1 upon the exercise of preferred stock warrants (Note 7) and an additional 217,149 shares of Series A-1 upon the partial conversion of the 2012 Convertible Notes (Note 8).

Dividends

The holders of preferred stock are entitled to participate in dividends with the common stockholders on an as converted basis, as may be declared by the board of directors, if any, until each class of preferred stock has received two times their original investment at which time the preferred stockholders will no longer participate in dividends or other distributions. No dividends have been declared to date.

Liquidation preference

In the event of a liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or in the event of a deemed liquidation event, as defined in the Company’s certificate of incorporation, including a change in control, holders of Series A and A-1 are entitled to receive, in preference to all other stockholders, an amount equal to their original investment amount plus any declared but unpaid dividends. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A and A-1 shall be insufficient to pay such holders, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A and A-1 on a pari passu basis.

Redemption

The Series A and A-1 are subject to redemption under certain “deemed liquidation” events, as defined, including a change of control, in the Company’s certificate of incorporation, and as such, the preferred stock is considered contingently redeemable for accounting purposes. Any Series A-1 holder of at least 85,616 shares is entitled to require the Company to redeem its shares if all of the following conditions are satisfied: (a) the Company has completed Phase II trials but not Phase III, and (b) the Company has received a third party offer to acquire the Company for no less than three times the Series A-1 investors original investment and (c) the offer is not accepted by the Company’s board of directors. The redemption amount is equal to the investors original investment. Upon a redemption event occurring, the Company must notify holders of at least 21,404 shares of Series A-1 of such redemption and afford those holders a right to redemption under the same terms and conditions.

Voting rights

The holders of the Series A and A-1 vote with common stockholders on an as converted basis.

Thar Pharmaceuticals, Inc.

Notes to Financial Statements

December 31, 2014 and 2015

11. Stock-based Compensation

The Company adopted the 2007 Equity Incentive Plan, as amended (the “2007 Plan”), that authorizes the granting of options, restricted stock and other equity-based awards. As of December 31, 2015, there were 280,498 shares of common stock reserved for issuance under the 2007 Plan. The amount, terms of grants, and exercisability provisions are determined and set by the Company’s board of directors.

The Company recorded stock-based compensation expense in the following expense categories of its accompanying statements of operations for the years ended December 31, 2014 and 2015:

	December 31,
	2014	2015
Research and development	$30,320	$85,014
General and administrative	95,877	188,413

	$126,197	$273,427

Restricted stock

For restricted stock awards granted to employees, the fair value of the award is the current fair value of the Company’s common stock on the grant date, while for non-employees, the fair value of the award is re-measured each reporting period using the then-current fair value of the Company’s common stock until performance is complete.

The following table summarizes the activity related to restricted stock grants to employees and non-employees for the years ended December 31, 2014 and 2015:

	Employees	Weighted average grant date fair value
Balance at January 1, 2014	66,206	$7.54
Vested	(5,016)

Outstanding at December 31, 2014	61,190	7.53
Vested	(21,190)

Outstanding at December 31, 2015	40,000	$7.60

As of December 31, 2015, there were 40,000 shares of restricted stock that will vest upon the successful filing of a new drug application, or NDA. In the event of a termination of employment, unvested restricted stock awards are subject to repurchase by the Company at the lower of the purchase price paid by the holder, if any, or the then-current fair value. There was $304,038 of unrecognized compensation related to these performance based awards that will be recognized upon completion of the performance condition.

Thar Pharmaceuticals, Inc.

Notes to Financial Statements

December 31, 2014 and 2015

Stock options

Options issued under the 2007 Plan may have a contractual life of up to 10 years and may be exercisable in cash or as otherwise determined by the board of directors. Vesting generally occurs over a period of not greater than four years. The following table summarizes the activity related to stock option grants to employees and non-employees for the years ended December 31, 2014 and 2015:

	Shares	Weighted average exercise price per share	Weighted average remaining contractual life
Balance at January 1, 2014	155,523	$1.01
Granted	16,500	1.50
Forfeited	(580)	0.85

Outstanding at December 31, 2014	171,443	1.06
Granted	1,000	1.50
Exercised	(2,368)	1.25
Forfeited	(72,000)	1.50

Outstanding at December 31, 2015	98,075	$0.96	4.52

Exercisable at December 31, 2015	78,397	$0.83	4.01

Vested and expected to vest at December 31, 2015	98,075	$0.96	4.52

Options granted during the years ended December 31, 2014 and 2015 had weighted average fair values of $6.72 and $9.39 per option, respectively. The grant date fair value of each option grant was estimated throughout the year using the Black-Scholes option-pricing model using the following assumptions:

	December 31,
	2014	2015
Risk free interest rate	1.98%	2.15%
Expected term (in years)	7.04	10.00
Expected volatility	67.00%	69.05%
Annual dividend yield	0.00%	0.00%
Fair value of common stock	$7.66	$10.16

The weighted-average valuation assumptions were determined as follows:

•	The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected term.

•	The expected term of options issued to employees with service-based vesting is determined using the “simplified” method, as prescribed in SEC’s Staff Accounting Bulletin, or SAB, No. 107, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option due to the Company’s lack of sufficient historical data.

•	The expected volatility is based on historical volatilities of similar entities within the Company’s industry which were commensurate with the expected term assumption as described in SAB, No. 107.

Thar Pharmaceuticals, Inc.

Notes to Financial Statements

December 31, 2014 and 2015

•	The estimated annual dividend yield is 0% because the Company has not historically paid, and does not expect for the foreseeable future to pay, a dividend on its common stock.

•	The Company considered numerous objective and subjective factors in estimating the fair value of its common stock, including the estimated fair value of the Company’s Series A and A-1 and related Series A-1 warrants, convertible debt, the Company’s financial condition and results of operations during the relevant periods, including the status of the development of the Company’s product candidates, and the status of strategic initiatives. These estimates involve a significant level of judgment.

At December 31, 2015, there was $160,536 of unrecognized compensation cost related to non-vested options. Of this amount, $56,637 will be expensed over the next 4 years. The remaining $103,899 relates to performance based awards that will vest and be expensed upon the achievement of the performance condition.

12. Income Taxes

As of December 31, 2014 and 2015, the Company had $13,265,670 and $14,489,662 of federal net operating loss carryforwards and $320,406 and $361,428 of research tax credit carryforwards, respectively. Additionally, the Company had state net operating loss carryforwards of $15,612,001 and $17,298,784 as of December 31, 2014 and 2015, respectively. The federal net operating loss carryforwards and research tax credit carry forwards begin to expire in 2027.

The Tax Reform Act of 1986 (the “Act”) provides for limitation on the use of net operating loss and research and development tax credit carryforwards following certain ownership changes (as defined in the Act) that could limit the Company’s ability to utilize these carryforwards. The Company may have experienced various ownership changes as a result of past financings. Accordingly, the Company’s ability to utilize the aforementioned carryforwards may be limited. Additionally, U.S. tax laws limit the time during which these carryforwards may be applied against future taxes; therefore, the Company has determined it is more likely than not that these net operating losses will not be realized.

The components of the net deferred income tax asset as of December 31, 2014 and 2015 are as follows:

	December 31,
	2014	2015
Deferred tax assets:
Net operating loss carryforwards	$5,403,557	$5,917,216
Research and development credit carryforwards	320,406	361,428
Stock-based compensation	196,847	214,663
Other	14,520	18,144
Deferred revenue	–	142,684

Gross deferred tax assets	5,935,330	6,654,135
Less valuation allowance	(5,934,714)	(6,653,669)

Deferred tax liabilities:
Fixed assets	$(616)	$(466)
Gross deferred tax liabilities	(616)	(466)

Net deferred tax asset	$–	$–

Thar Pharmaceuticals, Inc.

Notes to Financial Statements

December 31, 2014 and 2015

In assessing the realizability of deferred tax assets, the Company considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences representing net future deductible amounts become deductible. After consideration of all the evidence, both positive and negative, the Company has recorded a full valuation allowance against its net deferred tax assets as of December 31, 2014 and 2015 because the Company has determined that is it more likely than not that these assets will not be fully realized due to historic net operating losses incurred. The valuation allowance increased by $1,047,984 and $718,955 during the years ended December 31, 2014 and 2015, respectively, due primarily to the generation of net operating loss carryforwards during 2014 and 2015.

The Company does not have unrecognized tax benefits as of December 31, 2014 and 2015. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

A reconciliation of income tax expense (benefit) at the statutory federal income tax rate and income taxes as reflected in the financial statements is as follows:

	December 31,
	2014	2015
Federal income tax benefit at statutory rate	34.0	34.0
State income tax, net of federal benefit	10.6	4.1
Permanent differences	11.2	(16.4)
Research and development credit benefit	2.6	1.3
Change in valuation allowance	(58.4)	(23.0)

Effective income tax rate	–%	–%

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company’s income tax returns remain open and subject to examination for all tax years after 2011.

13. Related Party Transactions

Leases

The Company leases 500 square feet of space in Pittsburgh, Pennsylvania for its headquarters within a larger facility. That facility is primarily used by Thar Process, Inc., which is controlled and majority owned by significant stockholders of the Company. The Company incurred rent expense of $12,000 in each of the years ended December 31, 2014 and 2015 related to this lease.

Convertible debt

The majority of the Company’s convertible debt (see Note 8) is with the Company’s holders of convertible preferred stock.

Thar Pharmaceuticals, Inc.

Notes to Financial Statements

December 31, 2014 and 2015

Consulting arrangement

The Company entered into a consulting agreement to engage a director to provide certain business development services. The Company paid and expensed $20,000 in each of the years ended December 31, 2014 and 2015 related to these services.

Cost allocation

In an effort to minimize general and administrative costs, the Company receives payroll services, information technology support, participates in group business insurance programs, and shares human resources with Thar Process, Inc. The Company had payables to Thar Process, Inc. of $22,897 as of December 31, 2014 and 2015. For non-discrete Company invoices, allocations of these costs are generally based on headcount.

Promissory notes

In April 2011, the Company received promissory notes from its Chief Executive Officer and Vice President of Corporate Development of $90,000 and $30,000, respectively, upon the purchase a total of 80,000 shares of the Company’s restricted common stock, of which 40,000 remain unvested at December 31, 2015 (Note 11). The purchase of these shares was effectuated through the execution of full recourse promissory notes (the “Notes”) that bear interest at 2.49% and are secured by the restricted shares. These notes are treated as nonrecourse for accounting purposes since the Company did not contemporaneously document the borrowers’ ability to repay the promissory notes. Accordingly, the Company accounts for these arrangements as stock options as opposed to the sale of stock. As of December 31, 2015, the aggregate outstanding principal and interest of $120,000 and $12,406, respectively, is due on demand.

14. Subsequent Events

In April 2016, the Company redeemed an aggregate of 13,268 shares of its common stock held by its Chief Executive Officer and Vice President of Corporate Development in connection with the repayment of their remaining balances under the Notes (see Note 13).

In April 2016, the Company amended the terms of its outstanding convertible debt instruments (see Note 8) and Series A-1 warrants. The amendment provides for an automatic conversion of all outstanding principal and accrued interest upon the consummation of an IPO of the Company’s common stock at a conversion price of $11.68 share. The Series A-1 warrants were amended to provide a net exercise upon the consummation of an IPO.

Thar Pharmaceuticals, Inc.

Unaudited Balance Sheets

	December 31,	March 31,	Pro Forma March 31, 2016
	2015	2016
Assets
Current assets:
Cash	$202,420	$148,861	$148,861
Prepaid expenses	52,296	50,470	50,470

Total current assets	254,716	199,331	199,331
Property and equipment, net	1,605	1,433	1,433
Deferred offering costs	–	672,745	672,745

Total assets	$256,321	$873,509	$873,509

Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$134,277	$893,005	$893,005
Accrued expenses	30,931	149,523	149,523
Deferred revenue	340,000	410,000	410,000

Total current liabilities	505,208	1,452,528	1,452,528
Convertible debt	2,357,968	2,468,005	–
Preferred stock warrant liability	3,215,560	3,351,407	–

Total liabilities	6,078,736	7,271,940	1,452,528

Convertible preferred stock, $0.001 par value:
Series A preferred stock: 148,668 shares authorized, issued and outstanding actual (liquidation value of $1,204,211 at March 31, 2016)	1,190,701	1,190,701	–
Series A-1 preferred stock: 1,880,690 shares authorized, 812,512 shares issued and outstanding actual (liquidation value of $9,490,140 at March 31, 2016)	7,796,131	7,796,131	–

Total convertible preferred stock	8,986,832	8,986,832	–

Stockholders’ equity (deficit):
Common stock, $0.001 par value; 3,314,358 shares authorized; 1,112,427 shares issued and outstanding at December 31, 2015 and March 31,2016, shares issued and outstanding pro forma March 31, 2016	1,112	1,112	1,112
Additional paid-in capital	2,105,989	2,112,947	16,919,191
Accumulated deficit	(16,916,348)	(17,499,322)	(17,499,322)

Total stockholders’ equity (deficit)	(14,809,247)	(15,385,263)	(579,019)

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$256,321	$873,509	$873,509

See accompanying notes to financial statements

Thar Pharmaceuticals, Inc.

Unaudited Statements of Operations

	Three Months Ended March 31,
	2015	2016
Revenue:
Service revenue	$–	$170,000

Total revenue	–	170,000

Operating expenses:
Research and development	238,969	128,562
General and administrative	218,622	388,528

Total operating expenses	457,591	517,090

Loss from operations	(457,591)	(347,090)
Other expense:
Change in fair value of convertible debt	54,733	100,037
Change in fair value of preferred stock warrant liability	100,930	135,847

Net loss	$(613,254)	$(582,974)

Per share information:
Net loss per share of common stock, basic and diluted	$(0.59)	$(0.54)

Weighted average shares outstanding, basic and diluted	1,044,690	1,072,427

Pro forma net loss per share of common stock—basic and diluted

Pro forma weighted average shares outstanding

See accompanying notes to financial statements

Thar Pharmaceuticals, Inc.

Unaudited Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Three Months Ended March 31, 2016

	Convertible Preferred Stock				Stockholders’ Equity (Deficit)
	Series A		Series A-1		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2016	148,668	$1,190,701	812,512	$7,796,131	1,112,427	$1,112	$2,105,989	$(16,916,348)	$(14,809,247)
Stock-based compensation expense	–	–	–	–	–	–	6,958	–	6,958
Net loss	–	–	–	–	–	–	–	(582,974)	(582,974)

Balance at March 31, 2016	148,668	$1,190,701	812,512	$7,796,131	1,112,427	$1,112	$2,112,947	$(17,499,322)	$(15,385,263)

See accompanying notes to financial statements

Thar Pharmaceuticals, Inc.

Unaudited Statements of Cash Flows

	Three Months Ended March 31,
	2015	2016
Operating activities:
Net loss	$(613,254)	$(582,974)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	172	172
Stock-based compensation expense	21,899	6,958
Change in fair value of convertible debt	54,733	100,037
Change in fair value of preferred stock warrant liability	100,930	135,847
Changes in operating assets and liabilities:
Prepaid expenses	1,068	1,826
Accounts payable	37,088	185,983
Accrued expenses	(40,082)	18,592
Deferred revenues	–	70,000

Cash used in operating activities	(437,446)	(63,559)

Financing activities:
Proceeds from the sale of convertible debt and warrants	–	10,000

Cash provided by financing activities	–	10,000

Net decrease in cash	(437,446)	(53,559)
Cash at beginning of period	779,362	202,420

Cash at end of period	$341,916	$148,861

Supplemental disclosure of noncash financing activities:
Deferred offering costs in accounts payable and accrued expenses	$–	$672,745

See accompanying notes to financial statements

Thar Pharmaceuticals, Inc.

Notes to Unaudited Interim Financial Statements

As of December 31, 2015 and March 31, 2016 and for the Three Months Ended

March 31, 2015 and 2016

1. Organization and Description of Business

Thar Pharmaceuticals, Inc. (the “Company”) is a Delaware corporation formed in January 2006. The Company is a clinical-stage biopharmaceutical company focused on the development and commercialization of novel, oral therapies designed to solve clinical limitations of existing intravenous only therapies for serious and life threatening conditions. Using its proprietary Enhance technology platform, the Company is developing is lead product candidate, T121, for the management of pain associated with complex regional pain syndrome (“CRPS”), a debilitating orphan condition.

2. Liquidity

The Company has incurred substantial losses and negative cash flows from operations since its inception and had an accumulated deficit of $17.5 million as of March 31, 2016. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales of its product candidates currently in development. Substantial additional financing will be needed by the Company to fund its operations and to commercially develop its product candidates. Management is currently evaluating different strategies to obtain the required funding for future operations. These strategies may include, but are not limited to: private placements of equity or debt, payments from potential strategic research and development, licensing and marketing arrangements with biopharmaceutical companies, and public offerings of equity or debt securities. There can be no assurance that these future funding efforts will be successful.

The Company’s future operations are highly dependent on a combination of factors, including (i) the timely and successful completion of additional financing discussed above, (ii) the Company’s ability to complete revenue-generating partnerships with pharmaceutical companies, (iii) the success of its research and development, (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies, and, ultimately, (v) regulatory approval and market acceptance of T121 or any future product candidates the Company may develop.

3. Basis of Presentation and Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

In the opinion of management, the accompanying financial statements include all normal and recurring adjustments (which consist primarily of accruals, estimates and assumptions that impact the financial statements) considered necessary to present fairly the Company’s financial position as of

Thar Pharmaceuticals, Inc.

Notes to Unaudited Interim Financial Statements

As of December 31, 2015 and March 31, 2016 and for the Three Months Ended

March 31, 2015 and 2016

March 31, 2016 and its results of operations and cash flows for the three months ended March 31, 2015 and 2016. Operating results for the three months ended March 31, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016. The interim financial statements, presented herein, do not contain the required disclosures under GAAP for annual financial statements. The accompanying unaudited interim financial statements should be read in conjunction with the annual audited financial statements and related notes as of and for the year ended December 31, 2015.

Unaudited pro forma balance sheet

In April 2016, the board of directors authorized management to submit a registration statement to the Securities and Exchange Commission to potentially sell shares in a public offering. The unaudited pro forma balance sheet as of March 31, 2016 assumes the following:

•	961,180 shares of common stock issuable upon the conversion of all outstanding shares of convertible preferred stock, which will occur automatically immediately prior to the closing of this offering;

•	335,716 shares of common stock issuable upon the conversion of convertible debt with an aggregate principal and accrued interest amount of $3,921,165, at a conversion price of $11.68 per share, which will occur automatically immediately prior to the closing of this offering; and

•	shares of common stock issuable upon the net exercise of warrants outstanding at an exercise price of $11.68 per share, which will occur automatically immediately prior to the closing of this offering, to be determined based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Due to the uncertainty of factors surrounding the estimates or judgments used in the preparation of the financial statements, actual results may materially vary from these estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Net loss per share

Basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during each period. Diluted loss per share includes the effect, if any, from the potential exercise or conversion of securities, such as convertible debt, convertible preferred stock, preferred stock warrants, restricted stock, and stock options, which would result in the issuance of incremental shares of common stock. In computing the basic and diluted net loss per share, the weighted

Thar Pharmaceuticals, Inc.

Notes to Unaudited Interim Financial Statements

As of December 31, 2015 and March 31, 2016 and for the Three Months Ended

March 31, 2015 and 2016

average number of shares remains the same for both calculations due to the fact that when a net loss exists, dilutive shares are not included in the calculation as the impact is anti-dilutive.

The following potentially dilutive securities outstanding as of March 31, 2015 and 2016 have been excluded from the computation of diluted weighted average shares outstanding, as they would be anti-dilutive:

	March 31,
	2015	2016
Convertible debt	270,049	335,716
Preferred stock warrants	565,125	565,125
Convertible preferred stock	961,180	961,180
Unvested restricted stock awards	40,000	40,000
Stock options	171,443	98,075

	2,027,797	2,000,096

Amounts in the table reflect the common stock equivalents of the noted instruments.

The unaudited pro forma net loss per share is computed using the weighted average number of shares of common stock outstanding after giving effect to the conversion of all issued and outstanding shares of convertible debt, convertible preferred stock and preferred stock warrants into shares of common stock upon the closing of the Company’s initial public offering (“IPO”), as if they had occurred at the beginning of the period, or the date of original issuance, if later.

The following table summarizes the calculation of unaudited pro forma basic and diluted net loss per share of common stock for the three months ended March 31, 2016:

Numerator:
Net loss		$(582,974)
Effect of pro forma adjustments:
Change in fair value of convertible debt		100,037
Change in fair value of preferred stock warrant liability		135,847

Unaudited pro forma net loss		$(347,090)

Denominator:
Weighted average shares of common stock outstanding
Effect of pro forma adjustments:
Conversion of convertible debt
Net exercise of preferred stock warrants
Conversion of convertible preferred stock

Shares used in computing unaudited pro forma weighted average basic and diluted shares of common stock outstanding

Unaudited basic and diluted net loss per share of common stock	$

Thar Pharmaceuticals, Inc.

Notes to Unaudited Interim Financial Statements

As of December 31, 2015 and March 31, 2016 and for the Three Months Ended

March 31, 2015 and 2016

Deferred Offering Costs

The Company capitalizes certain legal, accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated, at which time these costs are netted against the proceeds from the equity financing. Should the equity financing no longer be considered probable of being consummated, all deferred offering costs will be charged to operating expenses in the statements of operations.

4. Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

	December 31, 2015
	(Level 1)	(Level 2)	(Level 3)
Liabilities
Convertible debt	$–	$–	$2,357,968
Preferred stock warrant liability	$–	$–	$3,215,560

	March 31, 2016
	(Level 1)	(Level 2)	(Level 3)
Liabilities
Convertible debt	$–	$–	$2,468,005
Preferred stock warrant liability	$–	$–	$3,351,407

Thar Pharmaceuticals, Inc.

Notes to Unaudited Interim Financial Statements

As of December 31, 2015 and March 31, 2016 and for the Three Months Ended

March 31, 2015 and 2016

The reconciliation of the preferred stock warrant liability and convertible debt measured at fair value on a recurring basis using significant unobservable inputs (Level 3) is as follows:

	Preferred Stock Warrant Liability	Convertible Debt
Balance at January 1, 2016	3,215,560	2,357,968
Additions	–	10,000
Change in fair value	135,847	100,037

Balance at March 31, 2016	$3,351,407	$2,468,005

The preferred stock warrants are classified as liabilities on the accompanying balance sheets at December 31, 2015 and March 31, 2016. The liability is marked-to-market each reporting period with the change in fair value recorded as either income or expense in the accompanying statements of operations until the warrants are exercised, expire or other facts and circumstances lead the liability to be reclassified to convertible preferred stock or stockholders’ equity (deficit). The fair value of the warrant liability is estimated using a Probability-Weighted Expected Return Method framework, or PWERM. The PWERM considered certain assumptions, including whether or not an IPO would be completed, the timing of a liquidity event, the discount rate, and a discount for lack of marketability.

The Company evaluated its convertible debt instruments in accordance with ASC Topic 815, Derivatives and Hedging, and determined that the contingent conversion into a variable number of shares is evaluated as a redemption feature. The redemption features were not clearly and closely related to their respective debt hosts and were required to be separated and accounted for as derivative instruments. The Company elected to initially and subsequently measure the convertible debt at fair value, with changes in fair value recognized in earnings. The fair value of the convertible debt is estimated using a PWERM framework.

Specific inputs used in the PWERM approach include the following:

	March 31,
	2015	2016
Discount for lack of marketability	20%	15%
Time to liquidity	1.375 years	0.375 years
Discount rate	18.5%	18.0%
Probability of IPO	50%	50%

5. Accrued Expenses

Accrued expenses consist of:

	December 31,	March 31,
	2015	2016
Deferred offering costs	$–	$100,000
Due to related party	22,897	22,897
Professional fees	7,421	17,724
Other	613	8,902

	$30,931	$149,523

Thar Pharmaceuticals, Inc.

Notes to Unaudited Interim Financial Statements

As of December 31, 2015 and March 31, 2016 and for the Three Months Ended

March 31, 2015 and 2016

6. Stock-based Compensation

The Company adopted the 2007 Equity Incentive Plan, as amended (the “2007 Plan”), that authorizes the granting of options, restricted stock and other equity-based awards. As of March 31, 2016, there were 280,498 shares of common stock reserved for issuance under the 2007 Plan. The amount, terms of grants, and exercisability provisions are determined and set by the Company’s board of directors.

The Company recorded stock-based compensation expense in the following expense categories of its accompanying statements of operations for the three months ended March 31, 2015 and 2016:

	Three Months Ended March 31,
	2015	2016
Research and development	$9,814	$6,341
General and administrative	12,085	617

	$21,899	$6,958

Restricted stock

For restricted stock awards granted to employees, the fair value of the award is the current fair value of the Company’s common stock on the grant date, while for non-employees, the fair value of the award is remeasured each reporting period using the then-current fair value of the Company’s common stock until performance is complete.

The following table summarizes the activity related to restricted stock grants to employees and non-employees for the three months ended March 31, 2016:

	Employees	Weighted average grant date fair value
Outstanding at January 1, 2016	40,000	7.60
Vested	–

Outstanding at March 31, 2016	40,000	$7.60

As of March 31, 2016, there were 40,000 shares of restricted stock that will vest upon the successful filing of a new drug application, or NDA. In the event of a termination of employment, unvested restricted stock awards are subject to repurchase by the Company at the lower of the purchase price paid by the holder, if any, or the then-current fair value. There was $304,038 of unrecognized compensation related to these performance based awards that will be recognized upon completion of the performance condition.

Stock options

Options issued under the 2007 Plan may have a contractual life of up to 10 years and may be exercisable in cash or as otherwise determined by the board of directors. Vesting generally occurs over a

Thar Pharmaceuticals, Inc.

Notes to Unaudited Interim Financial Statements

As of December 31, 2015 and March 31, 2016 and for the Three Months Ended

March 31, 2015 and 2016

period of not greater than four years. The following table summarizes the activity related to stock option grants to employees and non-employees for the three months ended March 31, 2016:

	Shares	Weighted average exercise price per share	Weighted average remaining contractual life
Balance at January 1, 2016	98,075	0.96
Granted	–	–
Exercised	–	–
Forfeited	–	–

Outstanding at March 31, 2016	98,075	$0.96	4.27

Exercisable at March 31, 2016	79,073	$0.83	3.80

Vested and expected to vest at March 31, 2016	98,075	$0.96	4.27

No options were granted during the three months ended March 31, 2015 and 2016.

At March 31, 2016, there was $155,705 of unrecognized compensation cost related to non-vested options. Of this amount, $51,808 will be expensed over the next 4 years. The remaining $103,899 relates to performance based awards that will vest and be expensed upon the achievement of the performance condition.

7. Subsequent Events

In April 2016, the Company redeemed an aggregate of 13,268 shares of its common stock held by its Chief Executive Officer and Vice President of Corporate Development in connection with the repayment of their remaining balances under notes receivable with an aggregate outstanding principal and interest balance of $134,801.

In April 2016, the Company amended the terms of its outstanding convertible debt instruments and Series A-1 warrants. The amendment provides for an automatic conversion of all outstanding principal and accrued interest upon the consummation of an IPO of the Company’s common stock at a conversion price of $11.68 share. The Series A-1 warrants were amended to provide a net exercise upon the consummation of an IPO.

In May 2016, the Company amended the terms of its 2014 Convertible Notes whereby the maximum debt offering was increased to $8.0 million. In addition, the 2014 Convertible Notes were amended to establish an upper limit on the conversion price upon a qualified financing event.

In May 2016, the Board approved the grant of options to purchase 264,400 shares of common stock to employees and non-employees of which 186,400 are time-based options that vest generally over one to four years and 78,000 are performance-based and vest based on various conditions, including successful completion of certain clinical milestones and completion of an IPO. The options had an

Thar Pharmaceuticals, Inc.

Notes to Unaudited Interim Financial Statements

As of December 31, 2015 and March 31, 2016 and for the Three Months Ended

March 31, 2015 and 2016

estimated weighted-average grant date fair value of $6.18 per option. The grant date fair value of each option grant was estimated using the Black-Scholes option-pricing model using the following weighted-average assumptions:

Risk free interest rate	1.36%
Expected term (in years)	6.19
Expected volatility	64.50%
Annual dividend yield	0.00%
Fair value of common stock	$10.47

The estimated aggregate value of these awards was $1.6 million, of which $1.1 million pertained to time-based vesting awards that will be expensed over the next four years. The remaining $0.5 million relates to performance-based awards that will vest and be expensed upon the achievement of the performance conditions.

             Shares

Common Stock

Prospectus

SunTrust Robinson Humphrey

, 2016

Through and including                     , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and NASDAQ listing fee.

Item	Amount to be paid
SEC registration fee	$
FINRA filing fee
NASDAQ listing fee
Printing and engraving expenses
Financial advisor fees and expenses
Legal fees and expenses
Accounting fees and expenses
Transfer Agent fees and expenses
Miscellaneous expenses

Total	$

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our certificate of incorporation and bylaws to be in effect at the completion of this offering that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our bylaws provide that:

•	we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•	we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with certain of our executive officers. These agreements provide that we will indemnify each of our directors, certain of our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of the Company and/or in furtherance of our rights. Additionally, each of our directors may have certain rights to indemnification, advancement of expenses and/or insurance provided by their affiliates, which indemnification relates to and might apply to the same proceedings arising out of such director’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that the Company’s obligations to those same directors are primary and any obligation of the affiliates of those directors to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Exchange Act.

Item 15. Recent Sales of Unregistered Securities

The following list sets forth information as to all securities we have sold since November 1, 2012, which were not registered under the Securities Act.

1. Between November 2012 and May 2014, we issued convertible promissory notes and warrants to purchase an aggregate of 565,125 shares of Series A-1 Preferred Shares to investors for aggregate consideration of $5,000,000.25 pursuant to a Note and Warrant Purchase Agreement dated November 14, 2012, as amended and restated.

2. Between August 2014 and March 2016, we issued convertible promissory notes and warrants to purchase an aggregate of 29,569 shares of Series A-1 Preferred Shares to investors for aggregate consideration of $1,381,500 pursuant to a Note and Warrant Purchase Agreement dated August 19, 2014.

3. Between March 13, 2014 and May 19, 2016, we granted stock options to purchase an aggregate of 280,900 shares of our common stock with exercise prices ranging from $1.50 per share to $10.47 per share to our directors, consultants and employees pursuant to our Amended and Restated Stock Incentive Plan of 2007.

We deemed the offers, sales and issuances of the securities described in paragraphs (1) and (2) above to be exempt from registration under the Securities Act, in reliance on Section 4(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, regarding transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

We deemed the grants of stock options described in paragraph (3) above as exempt pursuant to Section 4(2) of the Securities Act or to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration had ether received or had adequate access, through employment, business or other relationships, to information about us.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transaction set forth in this Item 15.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b) Financial statement schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Pittsburgh, Pennsylvania on                     , 2016.

THAR PHARMACEUTICALS, INC.

By:
	Name:	Raymond K. Houck
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Raymond Houck and Brian Moyer, and each of them singly, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection herewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Raymond K. Houck	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2016

Brian Moyer	VP Corporate Development and Finance (Principal Financial and Accounting Officer)	, 2016

Lalit Chordia, Ph.D.	Director	, 2016

Filip Amram	Director	, 2016

Robert Roy	Director	, 2016

Philip N. Sussman	Director	, 2016

EXHIBIT INDEX

Exhibit No.

1.1*	Form of Underwriting Agreement.

3.1**	Third Amended and Restated Certificate of Incorporation, as amended and currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation (to be effective immediately prior to the completion of this offering).

3.3**	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant (to be effective immediately prior to the completion of this offering).

4.1*	Form of Common Stock certificate of the Registrant.

4.2**	Fourth Amended and Restated Investors’ Rights Agreement, by and between the Registrant and the Investors named therein, dated as of November 14, 2012.

4.3**	Form of Convertible Promissory Note issued by the Registrant between November 2012 and May 2014, as amended.

4.4	Form of Convertible Promissory Note issued by the Registrant between August 2014 and March 2016.

4.5**	Form of Stock Purchase Warrant issued by the Registrant between November 2012 and August 2014, as amended.

4.6**	Form of Stock Purchase Warrant issued by the Registrant between August 2014 and March 2016, as amended.

5.1*	Opinion of Goodwin Procter LLP.

10.1**	Amended and Restated Stock Incentive Plan of 2007 and forms of agreements thereunder.

10.2*	2016 Stock Option and Incentive Plan and forms of agreement thereunder (to be effective immediately prior to the completion of this offering).

10.3*	2016 Employee Stock Purchase Plan (to be effective immediately prior to the completion of this offering).

10.4*	Senior Executive Cash Incentive Bonus Plan (to be effective immediately prior to the completion of this offering).

10.5*	Employment Agreement by and between the Registrant and Raymond K. Houck (to be effective immediately prior to the completion of this offering).

10.6*	Employment Agreement by and between Registrant and Jason Bablak (to be effective immediately prior to the completion of this offering).

10.7*	Employment Agreement by and between Registrant and Ira Kalfus, M.D. (to be effective immediately prior to the completion of this offering).

10.8*	Employment Agreement by and between Registrant and Mazen Hanna, Ph.D. (to be effective immediately prior to the completion of this offering).

10.9*	Employment Agreement by and between Registrant and Brian Moyer (to be effective immediately prior to the completion of this offering).

Exhibit No.

10.10*	Form of Indemnification Agreement, to be entered into between the Registrant and its directors and officers (to be effective immediately prior to the completion of this offering).

10.11**	Lease Agreement dated as of April 1, 2012, as amended, by and between Registrant and Ambar Falcon Property LP.

10.12	Sub-Lease Agreement dated as of November 30, 2015, as amended, by and between Registrant and University of South Florida Board of Trustees.

10.13	Advising Agreement by and between Registrant and Philip Sussman, dated as of August 25, 2014.

21.1**	Subsidiaries.

23.1*	Consent of KPMG LLP.

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included in signature page).

*	To be filed by amendment.
**	Previously filed.